SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]   **REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

[X]   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2003

OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 1-13.396
TRANSPORTADORA DE GAS DEL SUR S.A.
(Exact name of Registrant as specified in its charter)

GAS TRANSPORTER OF THE SOUTH
(Translation of Registrant's name into English)

Argentina
(Jurisdiction of incorporation or organization)

Don Bosco 3672
5th Floor
1206 Buenos Aires
Argentina
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, representing Class "B" Shares	New York Stock Exchange
Class "B" Shares, par value Ps.1 each	New York Stock Exchange*

*   Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

Class "A" Shares, par value Ps.1 each	405,192,594
Class "B" Shares, par value Ps.1 each	389,302,689
	794,495,283

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   X   No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   Item 18   X

<u>**PRESENTATION OF FINANCIAL AND OTHER INFORMATION**</u>

We maintain our financial books and records and prepare and publish our consolidated financial statements in Argentine pesos in conformity with generally accepted accounting principles in Argentina ("**Argentine GAAP**"), subject to certain specific requirements of the Comisión Nacional de Valores (the Argentine National Securities Commission, or "**CNV**") that may deviate from Argentine GAAP. In this annual report on Form 20-F ("**Annual Report**"), references to "pesos" or "Ps." are to Argentine pesos, and references to "U.S. dollars", "dollars" or "US$" are to United States dollars. A "billion" is a thousand million. References to "m3" are to cubic meters, to "Mm3" are to millions of cubic meters, to "MMm3/d" are to millions of cubic meters per day and to "Bm3" are to billions of cubic meters. References to "cf" are to cubic feet, to "MMcf" are to millions of cubic feet, to "Bcf" are to billions of cubic feet, to "d" are to day and to "HP" are to horsepower.

Our consolidated financial statements have been audited, with respect to the years ended December 31, 2003, 2002 and 2001, by Price Waterhouse & Co, Buenos Aires, Argentina ("**Price**"), independent auditors, whose report is included herein. With respect to the years ended December 31, 2000 and 1999, our consolidated financial statements were audited by Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen ("**Pistrelli**"), independent accountants. Pistrelli was engaged as our independent financial auditors until they were replaced by Price in March 2002. This decision to replace Pistrelli was ratified at our shareholders' meeting on May 14, 2002. Arthur Andersen ceased practicing before the United States Securities and Exchange Commission (the "**SEC**") on August 31, 2002. Price's audit report dated June 11, 2004 is included in this Annual Report.

Our consolidated financial statements with respect to the years ended December 31, 2003 and 2002 have been prepared on the assumption that we will continue as a going concern. Price has issued a report stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the contractually-agreed terms contained in our license to provide gas transportation services through the exclusive use of the southern gas transportation system in Argentina (the "**License**") and the devaluation of the peso. In view of these circumstances, we have not been able to or did not comply with or otherwise satisfy certain financial and other covenants contained in our outstanding debt obligations and, in May 2003, we announced the suspension of payments of principal and interest on our financial debt obligations. Our financial debt obligations are currently due and payable or capable of being declared due and payable. These circumstances raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See "Item 3. Key Information—Risk Factors—Risks Related to Our Business".

As a consequence of the defaults, including payment defaults, under our debt obligations, the postponement of principal and interest payments on all of our financial debt obligations and our general financial condition, we classified our outstanding long-term indebtedness as "current" in our consolidated balance sheet as of December 31, 2003 and 2002. In addition to this reclassification, we made an accrual of default interest on our debt obligations, some of which provide that default interest is due and payable on each interest payment date and others of which provide that a demand for payment, which demand has not been made, must be made in order for such default interest to be due and payable. As a result, the consolidated financial statements for the year ended December 31, 2002, which are included in this Annual Report, have been restated and supersede any previously disclosed or filed consolidated financial statements relating to such period.

Argentine GAAP and the specific requirements of the CNV that govern the preparation and presentation of our financial statements differ in certain significant respects from generally accepted accounting principles in the United States of America ("**US GAAP**"). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Note 11 to our consolidated financial statements contains a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation of net income (loss) and total shareholders' equity, in each case from Argentine GAAP to US GAAP.

Prior to August 31, 1995, Argentine GAAP required the restatement of financial information to account for inflation, which is determined by reference to the cumulative changes in the wholesale price index ("**WPI**") published by the Instituto Nacional de Estadísticas y Censos (the Argentine National Institute of Statistics and Census, or "**INDEC**"). Accounting for the effects of inflation for periods ending after August 31, 1995 was discontinued by an Argentine Executive Branch ("**Executive Branch**") decree and a resolution of the CNV. Effective January 1, 2002, inflation accounting was reintroduced as part of Argentine GAAP by Resolution 3/2002 issued by the Professional Council of Economic Sciences in the city of Buenos Aires ("**CPCECABA**") and Resolution N° 415 of the CNV, in view of the resumption of significant inflation in Argentina. However, in view of the relative monetary stability in Argentina during 2003, on March 25, 2003, the Executive Branch, through Decree N° 664, suspended the application of inflation accounting for periods ending after such date, and the CNV issued Resolution N° 441 suspending inflation accounting effective March 1, 2003. Amounts as of and for the years ended December 31, 2002 and 2001 presented in our consolidated financial statements have been restated, for comparative purposes, to constant pesos, as of February 28, 2003 in accordance with CNV resolution No. 441. The conversion factor used to restate this information for comparative purposes were 1.0074 and 2.1983 respectively.

Under Argentine GAAP, financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 2.c and 2.h to our consolidated financial statements as of December 31, 2003, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV. Accordingly, our independent auditors, Price, issued a qualified report on the above-mentioned consolidated financial statements stating that the application of the CNV resolutions represent a departure from Argentine GAAP.

All exchange rate information contained in this Annual Report has been derived from information published by *Banco de la Nación Argentina.*

Certain amounts shown in this Annual Report are subject to rounding. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregate of the other figures in such table.

References to "we", "us" and "our" mean Transportadora de Gas del Sur S.A. ("**TGS**") and its consolidated subsidiary, Telcosur, S.A.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "will likely result," "intend," "projection," "should," "believe," "expect," "anticipate," "estimate," "continue," "plan" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are subject to various risks and uncertainties. When considering forward-looking statements, you should keep in mind the factors described in the "Item 3. Key Information - Risk Factors" and other cautionary statements appearing in "Item 5. Operating and Financial Review and Prospects." "Item 3. Key Information - Risk Factors" and other statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements include but are not limited to the following:

- statements regarding our ability to repay our debt on a timely basis, even on any new terms implemented pursuant to a restructuring and statements relating to the implementation of any restructuring;

- statements regarding or implying our ability to continue as a going concern;

- estimates relating to future tariffs and prices for our transportation services;

- statements relating to the prices we will receive in our natural gas liquids ("**NGL**") business and estimates of future volumes associated with our NGL business;

- statements regarding expected future political developments in Argentina and regulatory actions by Ente Nacional Regulador del Gas ("**ENARGAS**") and other governmental authorities that may affect us or any restructuring; and

- estimates of our future level of capital expenditures, including those required by ENARGAS and other governmental authorities.

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

- risks and uncertainties relating to the potential failure of an attempted restructuring of our financial debt, which could force us into filing for a voluntary reorganization (a *"concurso preventivo")*, a judicial reorganization procedure under the Argentine Bankruptcy Law (the "**ABL**") or into another insolvency proceeding;

- actions by our creditors relating to any existing or future default on our indebtedness;

- risks and uncertainties resulting from government regulations that affect our business and financial condition, such as the prohibition on tariff increases, the pesification of tariffs, restrictions on payments abroad and exchange controls and risks and uncertainties resulting from the prospect of additional government regulation or other governmental involvement in our business;

- risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which can materially adversely affect our revenues, expenses and reported financial results;

- risks and uncertainties associated with our non-regulated business, including those related to international and local prices of NGL and those imposed on NGL exports, and with our ability to renegotiate our agreements with customers;

- developments in litigation;

- risks associated with the collection of receivables in light of the difficult economic environment in Argentina;

- risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets or expenditures required or otherwise mandated by ENARGAS or other governmental authorities;

- risks and uncertainties relating to the energy crisis in Argentina, including the risk that we may effectively be forced to make investments or take other actions that may not be as commercially attractive as other actions;

- risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us; and

- the factors discussed in "Item 3. Key Information - Risk Factors" below.

Actual results may differ materially from the results anticipated in these forward-looking statements because such statements, by their nature, involve estimates, assumptions and uncertainties. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report, and we do not undertake any obligation to update any forward-looking statement or other information to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated financial data is derived from our consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001, and the consolidated financial statements as of and for the years ended December 31, 2001, 2000 and 1999, restated in constant pesos as of February 28, 2003. Our consolidated Financial Statements as of and for the years ended December 31, 2003, 2002 and 2001 have been audited by Price and as of and for the years ended December 31, 2000 and 1999 were audited by Pistrelli.

This information should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements, and the notes related thereto, and the discussion in "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

For important information relating to our financial statements including information relating to the preparation and presentation of the Consolidated Financial Statements and the following selected financial data, see "Presentation of Financial and Other Information" above.

	As of and for the year ended December 31, (In thousands of pesos, unless otherwise indicated)				
	2003	**2002** [4]	**2001** [4]	**2000** [3] [4]	**1999** [3] [4]
	(Ps.)	**(Ps.)**	**(Ps.)**	**(Ps.)**	**(Ps.)**
Income Statement Data:					
Net revenues [1]	892,795	939,457	1,220,256	1,083,683	972,338
Operating income	406,897	435,858	698,924	649,360	651,296
Net financial expense	(219,847)	(1,071,371)	(198,134)	(213,039)	(186,750)
Net income (loss) before income tax	164,642	(646,233)	374,121	431,380	467,088
Net income (loss) for the year	286,174	(608,402)	239,925	277,548	302,623
Per Share Data: [2]					
Net income (loss) per share	0.36	(0.77)	0.30	0.35	0.38
Net income (loss) per ADS	1.80	(3.83)	1.51	1.75	1.90
Balance Sheet Data:					
Property, plant and equipment, net	4,408,468	4,960,579	4,510,577	4,259,190	4,286,084
Total current assets	810,525	354,513	315,048	212,138	283,662
Total non-current assets	4,642,704	5,091,179	4,657,910	4,452,541	4,424,980
Total assets	5,453,229	5,445,692	4,972,958	4,664,679	4,708,642
Total current liabilities	3,383,493	3,654,379	696,034	611,513	1,052,416
Total non-current liabilities	11,064	18,815	1,896,024	1,705,057	1,376,553
Total liabilities	3,394,557	3,673,194	2,592,058	2,316,570	2,428,969
Shareholders' equity	2,058,672	1,772,498	2,380,900	2,348,109	2,279,673

Other Data:

Common stock (nominal value)...	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment (includes work in progress) [5]..	44,245	105,383	423,044	134,392	323,349
Depreciation and amortization.....	200,454	229,154	193,341	173,861	120,758

US GAAP Information:

Net income (loss)……………………	597,714	(355,902)	(1,088,415)	282,510	319,528
Shareholders' equity............................	1,103,950	504,378	857,371	2,164,859	2,091,459
Net Income (loss) per share [2]..............	0.75	(0.45)	(1.37)	0.36	0.40
Net Income (loss) per ADS [2]...............	3.76	(2.24)	(6.85)	1.78	2.01

_____

(1) Includes Ps. 422,093; Ps. 532,051; Ps. 954,230; Ps. 870,746 and Ps. 801,365 of gas transportation net revenues and Ps. 470,702; Ps. 407,406; Ps. 266,026; Ps. 212,937 and Ps. 170,973 of NGL production and commercialization and other services net revenues for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(2) Earnings and cash dividends per common share under Argentine GAAP and US GAAP have been calculated for every year based on the 794,495,283 common shares outstanding at December 31 of each year. Each ADS represents five shares.

(3) Such amounts reflect certain reclassifications for comparative purposes with the years ended December 31, 2003, 2002 and 2001, which reclassifications were required by ENARGAS rules.

(4) Such amounts reflect certain reclassifications for comparative purposes with the year ended December 31, 2003, which reclassifications were required by new accounting standards issued by the Argentine Federation of Professional Councils in Economic Sciences ("**the Argentine Federation**").

(5) Represents additions to property, plant and equipment. For more information, see Note 3 (Consolidated Business Segment Information) to the consolidated financial statements, included elsewhere herein.

Dividends. A summary of the dividends paid during the five most recent years is set forth below:

	Millions of Ps. [1]	Ps. per share [1]	Millions of US$ [2]	US$ per share [2]	US$ per ADS [2]
1999..........	349.3	0.439	158.9	0.200	1.000
2000..........	209.0	0.263	95.1	0.120	0.599
2001..........	207.1	0.261	94.2	0.119	0.593
2002..........	0.000	0.000	0.000	0.000	0.000
2003..........	0.000	0.000	0.000	0.000	0.000

_____

(1) Stated in constant pesos as of February 28, 2003.

(2) Stated in U.S. dollars as of the payment date. See "— Exchange Rates" for information on the exchange rates used in this Annual Report.

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our annual financial statements and approved by a shareholders' meeting as described below. As a consequence of the Argentine economic crisis that began in December 2001, which had a material adverse effect on our economic and financial position, we did not pay dividends in 2003 and 2002.

Our Board of Directors may declare interim dividends, in which case the members of the Board of Directors and of the Statutory Audit Committee are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law and our By-laws.

Our Board of Directors regularly submits our consolidated financial statements for the preceding fiscal year, together with reports thereon by the Statutory Audit Committee, to the shareholders at the annual ordinary shareholders' meeting for approval. According to Argentine law, this ordinary shareholders' meeting must be held to approve the financial statements and determine the allocation of our net income for such year. Under the Commercial Companies Law in Argentina, the shareholders are required to allocate a legal reserve equal to 5% of each fiscal year's net income, provided that there is no negative unappropiated retained earnings. In such case, 5% should be calculated on any excess of the net income over the negative unappropiated retained earnings. This appropriation is legally required until such reserve equals 20% of the sum of (i) "Common stock" plus (ii) "Cumulative inflation adjustment to common stock", as shown on our consolidated Statement of Shareholder's Equity. If the legal reserve falls below the 20% required amount, dividends may not be paid until the legal reserve has been restored to at least the required 20% threshold. The amount represented by the legal reserve is not available for distribution as dividends. Under our By-laws, after the allocation to the legal reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the shareholders' meeting. Dividends must be paid within 30 days of their declaration. For information on dividend taxation, see "Item 10. Additional Information—Taxation—Argentine Taxes."

EXCHANGE RATES

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class "B" Shares on the Buenos Aires Stock Exchange ("**BASE**") and, as a result, would likely affect the market price of our American Depositary Shares ("**ADSs**"). In addition, such fluctuations will affect the dollar equivalent of peso amounts reported in this Annual Report. Currency fluctuations would also affect the U.S. dollar amounts received by holders of American Depositary Receipts (**"ADRs"**) on conversion by the Depositary of cash dividends paid in pesos on the underlying Class "B" Shares.

Beginning in April 1991, under the Convertibility Law No. 23,928 (the "**Convertibility Law**"), the Central Bank was required to buy or sell U.S. dollars to any person at a rate of one peso per U.S. dollar. On January 11, 2002, the Central Bank ended a banking holiday that it had imposed on December 21, 2001. Subsequently, the Argentine government repealed the Convertibility Law, allowing the exchange rate to float freely for the first time since April 1991. Heightened demand for scarce U.S. dollars caused the peso to trade well above the one-to-one parity prevailing under the Convertibility Law. As a result, the Central Bank intervened on several occasions by selling U.S. dollars in order to lower the exchange rate. The Central Bank's ability to support the peso by selling U.S. dollars depends, however, on its limited U.S. dollar reserves; the value of the peso has continued to fluctuate significantly. In response to high demand for U.S. dollars in Argentina and the scarcity of U.S. dollars to meet that demand, the Argentine government imposed several temporary freezes, or holidays, and imposed other restrictions on exchange transactions since the Convertibility Law was repealed. For additional information regarding factors affecting the value of the peso, see "—Risks Factors—Risks Relating to Argentina" below. On February 8, 2002, Executive Order No. 260/02 was issued, providing that beginning February 11, 2002, a single free exchange market would channel all foreign currency exchange transactions, to be made at the rates agreed between the parties, pursuant to Central Bank requirements

The following table sets forth, for the periods indicated, high, low, average and period-end exchange rates between the peso and the U.S. dollar, as reported by *Banco de la Nación Argentina*. The Federal Reserve Bank of New York does not publish a noon buying rate for the peso. The average rate is calculated by using the average of *Banco de la Nación Argentina* reported exchange rates on each day during the relevant monthly period and on the last day of each month during the relevant annual period. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements.

	Pesos per U.S. dollar(1)			
	High	**Low**	**Average**	**Period end**
2004				
June (through the 24th)...	2.9710	2.9410	2.9596	2.9470
May...	2.9670	2.8500	2.9183	2.9600
April...	2.8670	2.8030	2.8345	2.8400
March...	2.9320	2.8600	2.8959	2.8600
February	2.9550	2.9170	2.9316	2.9230
January...	2.9520	2.8450	2.8947	2.9280
2003				
December	2.9800	2.9300	2.9574	2.9300
November...	2.9900	2.8470	2.8863	2.9900
October...	2.9050	2.8370	2.8567	2.8650
September	2.9800	2.8900	2.9206	2.9150
August..	2.9600	2.8850	2.9271	2.9560
July	2.9200	2.7600	2.8035	2.9200
June...	2.8500	2.7700	2.8096	2.8000
May...	2.9400	2.7620	2.8385	2.8500
April...	2.9600	2.8200	2.8915	2.8200
March...	3.2100	2.8800	3.0715	2.9800
February	3.2100	3.1100	3.1640	3.1900
January...	3.3500	3.1000	3.2614	3.2100
Year ended December 31,				
2003	3.3500	2.7600	2.9489	2.9300
2002 (2)	3.9000	1.6000	3.2650	3.3700
2001 (2)	1.0000	1.0000	1.0000	1.0000
2000	1.0000	1.0000	1.0000	1.0000
1999	1.0000	1.0000	1.0000	1.0000

(1) As reported by *Banco de la Nación Argentina*.
(2) The Argentine Central Bank imposed a banking holiday from December 21, 2001 to January 11, 2002, during which time there was no official exchange rate between the peso and U.S. dollar.

Fluctuations in the peso-U.S. dollar exchange rate will affect the U.S. dollar equivalent of any peso-denominated amounts included in this Annual Report. For your convenience and except as we specify otherwise, this Annual Report contains translations of peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each fiscal year. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On June 24, 2004, the reported exchange rate was Ps. 2.9470=U.S.$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because our primary assets and revenues are peso-denominated while substantially all of our liabilities and capital expenditures are U.S. dollar-denominated.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risks and uncertainties, and any other information appearing elsewhere in this Annual Report. The risks and uncertainties described below are intended to highlight risks and uncertainties that are specific to us. Additional risks and uncertainties, including those generally affecting Argentina and the industry in which we operate, risks and uncertainties that we currently consider immaterial or risks and uncertainties generally applicable to similar companies in Argentina may also impair our business, results of operations, the value of our securities, and our ability to meet our financial obligations.

The information in this Risk Factors section includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in "Cautionary Statement Regarding Forward-Looking Statements" above.

Risks Relating to Argentina

Overview

Nearly all of our operations and assets are located in Argentina and a significant portion of our revenues are generated in Argentina and, consequently, are peso-denominated. Conversely, substantially all of our indebtedness is U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina and on the exchange rates between the peso and the U.S. dollar. As detailed below, in the past several years the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of U.S. dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and will continue to significantly affect our financial condition and results of operations and may impair our ability to make payments of principal and/or interest on our financial indebtedness.

Potential future devaluation of the peso creates uncertainty as to Argentina's economic future and is likely to materially adversely affect our results of operations and financial condition and our ability to service our debt obligations.

The Public Emergency Law No. 25,561 (the "**Public Emergency Law**") ended more than a decade of uninterrupted U.S. dollar-peso parity under the Convertibility Law and eliminated the requirement that the Central Bank back the peso with reserves in gold and foreign currency at least equal to Argentina's outstanding peso monetary base. All throughout 2002, the peso-dollar exchange rate fluctuated significantly and, consequently, the Central Bank intervened on several occasions by selling U.S. dollars in order to lower such exchange rate. However, the policies adopted and the actions taken by the Argentine government may not be able to control the value of the peso. And, in spite of the fact that during 2003 the peso-U.S. dollar exchange rate has remained relatively stable, it is impossible to predict future fluctuations in the exchange rate and how they could affect our results of operations and financial condition (see "—Exchange Rates" above). Moreover, we cannot predict or anticipate whether, and to what extent, the Argentine government will further modify its monetary policy and, if so, what impact any of those changes could have on the value of the peso. The devaluation of the peso and the uncertainty surrounding its future value relative to the U.S. dollar and other currencies places the Argentine economy at risk for further deteriorations.

Because almost all of our indebtedness is U.S. dollar-denominated, the devaluation of the peso and the pesification of a significant portion of our revenues have impaired our ability to meet our U.S. dollar-denominated debt service obligations as they become due. Any further devaluation of the peso will negatively affect our revenues expressed in U.S. dollars while increasing the relative cost, in peso terms, of expenses and other financial obligations denominated in foreign currencies, thereby decreasing our cash-generating ability and materially adversely affecting our liquidity and our ability to service our debt.

At December 31, 2003, our total consolidated non-peso-denominated indebtedness, excluding accrued and unpaid interest, was the equivalent of U.S.$1,022.1 million.

Substantial inflation has occurred following the repeal of the Convertibility Law and in the future it may continue, which may materially adversely affect our results of operations and financial condition.

Argentina experienced significant inflation from December 2001 through January 31, 2003, with cumulative changes in the Consumer Price Index (**"CPI"**) of 42.8% and in the WPI of 118.9%. This level of inflation reflected both the effect of the peso devaluation on production costs as well as a substantial modification of relative prices, partially offset by the elimination of public utility rate ("**tariff**" or "**rate**") adjustments and the large drop in demand resulting from the severe recession. Inflation slowed in 2003, with the CPI increasing by 3.7% and the WPI increasing by 1.8% for the year. Further, for the first three months of 2004, the CPI increased by 1.1% and the WPI increased by 1.6%. This reduction in the relative level of inflation reflects the appreciation of the peso against the U.S. dollar, the increased demand for domestic currency and the distortion of relative prices due to the elimination of public service tariff adjustments.

Despite recent slowing of inflation rates, if the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress or if the value of the peso cannot be stabilized by positive expectations for Argentina's economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected.

The devaluation of the peso and accompanying economic policy measures implemented by the Argentine government were intended primarily to remedy the effects of unemployment and to stimulate economic growth. To date, it is not apparent that the objectives pursued have been achieved. The success of such measures, however, is conditional upon the ability of the Argentine government to elicit confidence among the local and international financial and business communities. Without such confidence, inflation rates are likely to increase significantly, investment is likely to retract and economic activity to contract further, unemployment could increase beyond current levels, tax revenue could drop and the fiscal deficit could widen.

Argentina's history of hyperinflation prior to the adoption in 1991 of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary and fiscal policy to control inflation. In the past, inflation materially undermined the Argentine economy and the ability of the Argentine government to create conditions that permitted growth for companies operating in Argentina. The unpredictability of Argentina's inflation rate makes it impossible for us to foresee how our results of operations and financial condition may be affected in the future by inflation. Because a significant portion of our revenues are peso-denominated, unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in a relative decrease in our revenues, which would have a material adverse effect on our business, results of operations and financial condition. Due to the Public Emergency Law and several court actions, we do not expect our tariffs to be increased in the foreseeable future.

Argentina's ability to stimulate sustained economic growth, appease social unrest and repay its debt may depend on external financial assistance, which has been limited and may continue to be limited in the future.

Due to the failure of Argentina to meet budgetary targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund (**"IMF"**) suspended further disbursements under its lending arrangements with Argentina. On December 23, 2001, interim President Rodriguez Saa declared the suspension of debt payments on approximately US$65.4 billion of Argentina's approximately US$144.5 billion of sovereign debt, as of December 31, 2001. As a result of these events, international rating agencies downgraded the rating of Argentina's sovereign debt to default status.

On January 24, 2003, the IMF approved an eight-month US$3 billion Stand-by Credit Facility that was designed to provide transitional financial support to Argentina through the period ending August 31, 2003. This arrangement replaced Argentina's prior arrangements with the IMF. In September 2003, after the expiration of this transitional agreement, a long-term agreement was executed for the 2003-2006 period, which agreement postponed the maturity date of certain amounts of its debt and established a series of quantitative and qualitative conditions to be met by the Argentine government during the 2003-2004 period. These conditions included, among other things, the renegotiation of the public debt that is currently in default status, implementation of tax reforms and the adjustment of utility rates. Under the agreement, the status of these conditions is reviewed every three months. The first and second reviews were completed in January 2004 and March 2004, respectively.

On September 22, 2003, the Argentine government presented bondholders with a proposal for restructuring the country's defaulted bonds at the IMF/World Bank annual meeting in Dubai, United Arab Emirates. Under the proposal, sovereign bonds issued before December 31, 2001 would be eligible for the proposed bond exchange, which we refer to as Eligible Debt, maintaining a strict equitable principle among all kinds and classes of creditors. The Eligible Debt would comprise approximately U.S.$100 billion, issued under 152 different series of bonds, seven different currencies and eight different governing laws. Past due interest payments since the early 2002 default would not be paid, and principal would be reduced by 75%. The stated main objective of the government's proposal is to restore solvency through improvements in the Debt/Gross Domestic Product ("**GDP**") and Debt Service/Fiscal Revenues ratios, reaching a new debt profile that would be consistent with Argentina's payment capacity. The proposal was not well received by bondholders.

In March 2004, within the framework of a second review of the three-year agreement subscribed with the IMF, the government committed itself to taking decisive steps towards the restructuring of the public debt. In this regard, the federal executive branch issued a decree appointing the syndicate of banks that will assist the government in the restructuring.

On June 1, 2004, the Argentine government announced a new proposal to restructure the country's defaulted debt. This new proposal includes a plan to pay accrued interest on the defaulted bonds for the period commencing on the date the country defaulted on its sovereign debt until either December 31, 2003 or June 30, 2004 depending on the level of acceptance of the proposal, and an option for existing bondholders to exchange their bonds for one of three types of bonds, namely par, quasi-par and discount bonds, which have coupons pegged to the country's growth in GDP and with terms ranging from 20 to 32 years. This offer has not been launched, and we cannot predict whether bondholders will adhere to the offer, when and if launched. The government expects to complete the exchange process before the end of the year.

Nevertheless, concerns remain with regard to the Argentine government's lack of progress in renegotiating and restructuring its sovereign debt. As a result, substantial doubt exists about Argentina's ability to obtain long-term financial support from the international financial community in the future, which could affect its ability to implement reforms and restore and maintain economic growth. In addition, the adoption of austere fiscal measures, which could be difficult, may be required to repay Argentina's sovereign debt and to balance its budget. Moreover, while tax revenues, which constitute a majority of Argentina's revenues, have increased generally, the value of such revenues has decreased, in relative U.S. dollar terms, as a result of inflation and the devaluation of the peso.

These events and circumstances, combined with a lack of investor confidence in the Argentine economy generally, have severely limited, and continue to limit, the ability of the public and private sectors in Argentina to effectively raise capital in the international markets and could lead to a deeper recession, higher inflation and unemployment and social unrest, each of which could materially adversely affect our results of operations and financial condition.

There is a risk that the Argentine financial system will collapse.

In recent years, the Argentine financial system has been characterized by extreme volatility. In the past, the Argentine government has restricted bank withdrawals and required the conversion of U.S. dollar-denominated deposits into pesos ("**pesification**"). However, these measures have led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest, resulting in widespread public protests against financial institutions.

Recently, a large number of cases brought in Argentine courts have challenged the constitutionality of "pesification" pursuant to the Public Emergency Law and have demanded the return of deposits in dollars or in pesos at the prevailing exchange rate at the time of payment. In at least one case, the Argentine Supreme Court (the "**Supreme Court**") has struck down the mandatory conversion into pesos of U.S. dollar deposits. This decision creates uncertainty for the Argentine banking system as a whole and raises the possibility that a large number of depositors may seek to withdraw all of their deposits and convert them into dollars in the future. If this happens, a liquidity crisis would occur and the Argentine government may be required to provide additional financial assistance to banks. This, in turn, would add to the country's outstanding debt and is viewed with concern by holders of Argentina's currently outstanding bonds. If the Argentine government is not able to provide this assistance and withdrawals from banks become significant, one or more banks or even the entire Argentine financial system could collapse. Funds withdrawn from Argentine banks or the Argentine financial system generally may flow to foreign markets which could adversely affect exchange and inflation rates and cause additional volatility in the Argentine financial system.

The Argentine financial system continues to be fragile. The system's failure would have a material adverse effect on our prospects for economic recovery and stability. Even short of failure, the crisis in Argentina and its financial sector has materially adversely affected us and will likely continue to adversely affect our ability to borrow funds (including the establishment of lines of credit), requiring us to continue to rely on internally generated funds to sustain our operations. We would be materially adversely affected if the troubled Argentine financial system were to collapse or deteriorate further.

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent us from making payments on our foreign currency-denominated debt.

In December 2001, the Central Bank imposed a number of significant monetary and currency exchange restrictions that limited the free disposition of funds deposited in Argentine banks and transfers of funds abroad. As of February 2002, the transfer of funds outside Argentina by, among others, private companies such as us, required Central Bank approval when such transfers were related to the payment of principal on debt obligations. This restriction was later extended to payments of interest in March 2002.

Pursuant to resolutions issued by the Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 2, 2003, prior authorization from the Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of corporate profits and dividends reported as payable under approved financial statements certified by an independent auditor.

In addition, for the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is no longer required as of May 7, 2003, provided such debts have been disclosed under the Informative Regime of External Debts (Régimen Informativo de Pasivos Externos).

Interest payments on outstanding financial indebtedness no longer require Central Bank approval for their remittance abroad, provided that the transfer abroad in connection with such payments is made not more than 15 days in advance of their stated maturity date.

Although these restrictions have been eliminated, there can be no assurance that the Central Bank will not reverse its position and once again restrict payments of principal and interest outside of Argentina. If more stringent restrictions were imposed by the Central Bank, we may be unable to make payments of principal and interest on our foreign currency-denominated debt obligations. If that were to occur, we would suffer additional defaults on the corresponding debt obligations, thereby permitting the immediate acceleration of those debt obligations. A default resulting in acceleration of our indebtedness would have a material adverse affect on our liquidity and financial condition.

Argentina continues to face considerable economic and political uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished in 2003 and the first months of 2004, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past five years and the absence of a clear political consensus in favor of any particular set of economic or political policies have given rise to significant uncertainties about the country's economic and political future. It is currently unclear whether the economic and political instability experienced over the past five years will continue and it is possible that, despite recent economic growth, Argentina may return to a deeper recession, higher inflation and unemployment and greater social unrest.

In light of this uncertainty, laws and regulations currently governing the economy may continue to change in the future, especially because of the continuing economic crisis, and any changes may adversely affect our business, financial condition or results of operations. Accordingly, investing in Argentine companies or companies with Argentine operations entails risks of loss resulting from, among other things:

- changes in laws and policies of Argentina affecting foreign trade, taxation and investment;

- taxation policies, including royalty and tax increases and retroactive tax claims;

- restrictions on repatriation of investments and transfer of funds abroad;

- expropriation, nationalization and forced renegotiation or modification of existing contracts; and

- civil unrest, rioting, looting, nation-wide protests, road blockades, widespread social unrest and strikes.

If this economic and political instability continues or the above-described events occur, our results of operations and financial condition will be materially adversely affected.

Néstor Kirchner assumed office as president of Argentina on May 25, 2003. Although the Minister of the Economy under former President Duhalde, Roberto Lavagna, has remained in office, there is uncertainty with respect to the economic measures that Kirchner's administration will adopt in the future to overcome the continuing economic crisis and the effect of any such economic measures on Argentina's national economy and our business.

The Argentine financial market and economy may be adversely affected by the deterioration of other emerging markets.

The economic and market conditions of other emerging countries may have an impact, including adversely, on the Argentine financial markets. For example, the crisis which occurred in certain Asian countries in mid-1997, the debt moratorium in Russia in 1998, and the Real devaluation in Brazil at the beginning of 1999 had a negative impact on financial markets worldwide, particularly in emerging countries. Consequently, the Argentine financial markets may be adversely affected by the deterioration of other emerging markets.

Because the Argentine standards for corporate disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine companies, including that of companies in the United States.

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended ("**Exchange Act**"). However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of companies in the United States. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and some other major world markets. We prepare our financial statements in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. See Note 11 to the consolidated financial statements for a description of the material differences between

Argentine GAAP and US GAAP as they relate to us and for an estimate of the impact of those differences on net income (loss) for the year and our shareholder's equity.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts that are no longer subject to indexing, our net revenues, and liquidity, have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment are attributable to public service contracts, which are subject to government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. ("**GdE**"). Prior to the passage of the Public Emergency Law, the tariffs we are permitted to charge under these public service contracts permitted indexation, based on semi-annual changes in the U.S. Producer Price Index ("**PPI**"), and adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation.

In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00=US$l.00 even as the peso was allowed to devalue against the U.S. dollar. Future gas transportation regulated tariffs may not be increased. As a result, our net revenues, from our gas transportation segment, have been, and may continue to be, materially adversely affected. As a result of the decrease in our net revenue, we may be unable to fully recover the value of our fixed assets, which could result in asset write-downs, thereby further adversely affecting our results of operation and financial condition.

We may be forced into bankruptcy, or similar proceedings if we cannot restructure our indebtedness.

Due to our critical financial condition, it is important that we obtain a substantial restructuring of all our indebtedness by modifying the maturities, interest rates, payment schedules and other significant terms and conditions of such indebtedness. We have previously attempted a restructuring by means of the Initial Restructuring Proposal as described in "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Resources". However, our Initial Restructuring Proposal failed. We are currently in negotiations with our creditors for the purpose of agreeing on the terms and conditions of a new restructuring proposal. However, it is uncertain whether these negotiations will result in a successful restructuring of our debt obligations in the near future or at all. These uncertainties relate to, among other things, creditor action or inaction with respect to a restructuring of our indebtedness or the exercise of rights under our debt obligations, prevailing economic and market conditions in Argentina and uncertainties under Argentine and U.S. law, including with respect to the structure and implementation of any restructuring of our indebtedness. For more information, see "Item 5. —Liquidity and Capital Resources—Capital Resources" below. Unless we are able to restructure our debt obligations, our creditors could file an involuntary bankruptcy petition, which would force us into bankruptcy (*"quiebra"*), or force us to file our own petition for voluntary reorganization ("*concurso preventivo*") or to avail ourselves of other bankruptcy procedures, which could ultimately result in our liquidation.

Our results of operations may be harmed because our public service contracts with the Argentine government are subject to renegotiation.

The Public Emergency Law authorizes the Argentine government to renegotiate public service contracts, tariffs and licenses with public utility companies on its own initiative, using the following criteria:

- The impact of the rates on the competitiveness of the economy and on income distribution;

- The quality of the services and the investment programs contractually provided for in the service contract;

- The interests of users, as well as service access conditions;

- The operational safety of the systems concerned; and

- The profitability of a company.

Since the enactment of the Public Emergency Law, there has not been significant progress in respect to the renegotiation of our public service contracts. In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts ("**UNIREN**") was created, under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This new unit, which is a successor of the former Committee for the Renegotiations of Public Services and Works Contracts, will conduct the renegotiation process of utilities and public works contracts, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the partial tariffs adjustment, among other things. No progress was made in the renegotiation process until December 2003, when we discussed preliminary documents with UNIREN, including: i) the renegotiation guidelines, which determined the preparation of an agenda and a timetable for its discussion; ii) a draft agenda was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc; and iii) a schedule was settled for the renegotiation of the regulatory framework. The deadline for the adjustment of the regulatory framework with the approval of the Argentine National Congress (the **"National Congress"**) was set for the end of 2004.

If our public service contracts are renegotiated, the new terms of such public service contracts may be less favorable than the current terms of these public service contracts. If the public service contracts are renegotiated on less favorable terms, our results of operations and financial condition will be materially adversely affected. Even if our public service contracts are renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse affect on our results of operations and financial condition.

Our results of operations may be harmed if the Argentine courts prevent the implementation of tariff adjustments.

The Public Emergency Law eliminated tariff indexation and adjustments. In August 2002, however, the UNIREN requested that public service companies provide it with any requested tariff increases. We made such a request, but the Natural Gas Act (as defined below) requires that a public hearing be held with respect to such an increase. The Ombudsman filed an injunction against holding the public hearing on the grounds that the UNIREN was not authorized to implement or approve partial tariff adjustments, without prior contract renegotiations.

We then sought relief from such action by requesting that ENARGAS, pursuant to its authority under Article 46 of Law 24,076 (the "**Natural Gas Act**"), approve an equitable tariff increase in recognition of the deterioration of our financial condition. The Argentine Ministry of Economy authorized ENARGAS to review and implement tariff adjustments for public service companies pursuant to the Natural Gas Act. Again, however, an Argentine court suspended this action by ENARGAS at the request of the Ombudsman on the grounds that it was contradictory to the Public Emergency Law as such law does not contemplate "emergency" or other types of tariff adjustments.

Thereafter, the Executive Branch issued a decree in order to implement the tariff adjustment. The decree, however, was also suspended by the Argentine courts at the request of the Ombudsman on the same grounds. On January 23, 2003, the Executive Branch issued Decree 120/2003, discussed above, providing that it may temporarily make tariff adjustments and, pursuant to Decree 146/2003, declared a 10% increase in tariffs. These decrees have been challenged in the Argentine courts by the National Ombudsman, the Ombudsman of the City of Buenos Aires and certain other organizations. On February 25, 2003, an Argentine court issued a ruling suspending the 10% tariff increase.

We can provide no assurance that we will be able to obtain another adjustment in the future. Further, our results of operations will be harmed to the extent that the Argentine courts continue to suspend proceedings initiated to permit tariff adjustments in our favor.

Our business may be affected by the recent creation of the Electronic Gas Market.

The Executive Branch, through Decree N° 180/2004 issued on February 16, 2004, among other measures, established the creation of an Electronic Gas Market ("**MEG**") with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions in both the gas spot and the transportation and distribution secondary markets along with producing efficient prices through offer and demand free interaction. To that end, all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale will be used in accordance with the Secretaría de Energía's (the "**Federal Energy Bureau's**") requirements. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This requirement may have a material impact on non-firm transportation revenues, which for the year ended December 31, 2003 amounted to approximately Ps. 21 million. For a description of our gas transportation business, see "Item 4. Our Information.—Business Overview—Gas Transportation—Regulated Business" below.

There can be no assurance that the future requirements imposed by the Federal Energy Bureau will not have a material adverse effect on our results of operations and financial condition.

Our business is dependent on our being able to maintain our License, which is subject to revocation under some circumstances.

We are licensed to provide gas transportation services through the exclusive use of the southern gas transportation system in Argentina. The Executive Branch may revoke our License in certain circumstances based on the recommendation of ENARGAS, the governmental body charged with the regulation of the transportation, distribution, marketing and storage of natural gas. Reasons for which our License may be revoked include:

- repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

- total or partial interruption of service for reasons attributable to us that affects transportation capacity during the periods stipulated in our License;

- sale, assignment or transfer of our essential assets or the placing of encumbrances thereon without ENARGAS's prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

- our bankruptcy, dissolution or liquidation;

- ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein; and

- transfer of the technical assistance agreement executed between us and Enron Corp. ("**Enron**")**,** or delegation of the functions granted in such contract without the prior authorization of ENARGAS, or the termination of such agreement without regulatory approval of a new contract.

If our License were revoked, we would be required to cease providing gas transportation services. The impact of a loss of our License on our business, financial condition and results of operations would be material and adverse.

Uncertainties resulting from the current economic situation in Argentina and currently existing regulations affecting us and uncertainties relating to the restructuring of our outstanding debt currently raise substantial doubt about our ability to continue as a going concern. These circumstances may continue to materially adversely affect our financial condition and results of operations.

Our consolidated financial statements as of December 31, 2003 and 2002 have been prepared assuming that we will continue as a going concern. On June 11, 2004, our independent auditors issued a report on our financial statements as of and for the years ended December 31, 2003 and 2002 that included an explanatory paragraph describing the existence of substantial doubt about our ability to continue as a going concern as a result of our financial condition and uncertainties relating to Argentina. Although we expect that completion of a restructuring may reduce the risks associated with our ability to continue as a going concern, factors such as the strength of the Argentine economy and the devaluation of the peso, as described in this section, may continue to negatively impact our financial condition and results of operations and there is a risk that we will not be able to continue as a going concern. See "Item 18. Financial Statements".

Our financial condition may be materially adversely affected if certain legal actions and claims filed against us are adversely resolved.

There are significant legal actions and claims currently filed against us seeking an amount of approximately Ps. 812 million principally relating to our ongoing stamp-tax dispute with several Argentine provinces. In April 2004, the Supreme Court declared inadmissible one of the provinces' tax claims. This decision by the Supreme Court sets an important judicial precedent for the resolution of the rest of the claims. Nonetheless, if such actions and claims were to be resolved adversely to us and we were required to pay such claimed amount, our financial condition could be materially adversely affected, affecting our ability to meet its future financial obligations. For more information about these legal actions and claims, see "Item 8. Financial Information—Consolidated Statements and Other Financial Information —Legal and Regulatory Proceedings".

Increases in export taxes on or a decrease in international prices of NGL may materially adversely affect our results of operations and financial condition.

As a result of the deterioration of our gas transportation segment, operations relating to NGL production and commercialization represented a larger portion of our total net revenues during 2003 and 2002, as compared to previous years. For the year ended December 31, 2003, net revenues relating to NGL production and commercialization represented approximately 48% of total net revenues, as compared to 37% for the same period in 2002. This increase is primarily due to higher international prices for NGL, to which Argentine domestic prices of NGL are tied, and production volume increases. In this respect, any decline in international prices for NGL, which have fluctuated significantly over the last ten years, may materially adversely affect our results of operations and financial condition.

In addition, effective March 1, 2002, the Argentine government imposed a 5% export tax on NGL exports, which tax was increased 20% effective May 2004. Consequently future changes in this tax rate may materially adversely affect our results of operations and financial condition.

Future changes in the Argentine regulatory framework under which we operate in Argentina could have a material adverse effect on us.

We operate in a regulated industry and are subject to laws and regulations administered by ENARGAS. Related regulatory developments may materially and adversely affect our business, financial condition or results of operations. Based upon information currently available (except in connection with the renegotiation process, in which case we are uncertain whether the evolution of such regulatory framework will adversely affect the viability or general competitiveness of our gas transportation business and our License), we are not aware of any regulatory changes that may materially and adversely affect us. We cannot control the nature, extent and timing of government action in this area. Future changes in the regulatory framework may have a material adverse effect on our business, financial condition or results of operations.

The recent devaluation of the peso, relative to the U.S. dollar, and the economic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our liquidity, results of operations and financial condition.

We realize a significant portion of our revenues in pesos and, as a result, the devaluation of the peso, relative to the U.S. dollar, have had a material adverse effect on our liquidity, results of operations and financial condition. Specifically, because substantially all of our indebtedness is U.S. dollar-denominated, the devaluation of the peso has impaired our ability to meet our debt service obligations as they become due. Any further devaluation of the peso will correspondingly increase the amount of revenues, in pesos, we will need to generate in order to meet our debt obligations, thereby further adversely affecting our liquidity and financial condition.

The deepening recession and mounting unemployment in Argentina could adversely affect our ability to collect account receivables due from non-governmental entities. In 2003, we received approximately 53% of our revenues from service contracts that are not otherwise subject to government regulation, which represents an increase from previous years due to the elimination of tariff adjustments of the regulated segment. We expect that, in the future, revenues from our non-regulated business will continue to represent a similar percentage of our revenues.

Because we anticipate relying primarily on our revenues from such operations to generate cash in the future, a reduction in cash flow would adversely affect our liquidity and our ability to service our debt. We may experience significant difficulty in this regard if the economic situation in Argentina continues to deteriorate and the peso suffers further devaluation.

Presently, as a result of several events of default under our debt obligations, all of our financial debt obligations are subject to acceleration or immediate enforcement for the payment thereof.

Due to the rapid deterioration of our financial condition resulting from the Argentine crisis and related events, several events of default, including payment defaults, exist under all of our financial debt obligations. These defaults initially related to, including indirectly by means of cross-default provisions, the breach of financial and other covenants under some of our debt obligations. Thereafter, in March and April of 2003, we failed to pay the principal due upon the maturity of several series of notes and, thus, payment defaults occurred with respect to each such series of notes. And, on May 15, 2003, we suspended principal and interest payments on all of our financial debt obligations, resulting in payments defaults under those debt obligations.

Pursuant to the terms of our financial debt obligations, these defaults permit our creditors, subject in some cases to notice or other conditions, to declare all unpaid principal and interest amounts of our financial debt obligations immediately due and payable or to institute enforcement proceedings against us for the immediate payment of our financial debt obligations, as the case may be.

If our debt obligations were accelerated or immediate demand for payment was made, our financial condition would be materially adversely affected and we would not have the funds available to pay the amounts so accelerated or demanded. In such a case, our creditors could file an involuntary bankruptcy petition, which would force us into bankruptcy (*"quiebra"*), or force us to file our own petition for voluntary reorganization ("*concurso preventivo*") or to avail ourselves of other bankruptcy procedures, which could ultimately result in our liquidation.

In order to mitigate the energy crisis, the Argentine government has initiated new strategies, measures and programs with respect to the gas transportation industry, which could materially adversely affect our business, results of operations and financial condition.

Recently, the gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy, (ii) the devaluation of the peso and the pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive as compared to other sources of energy, and (iii) lower hydroelectric generation due to a decrease in Argentine rainfall. However, notwithstanding this increase in demand, these conditions have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, distribution companies have been prohibited from passing through price increases to consumers. Producers of natural gas, therefore, have been limited, if not unable, to implement wellhead gas price adjustments since 2002, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas producers have limited their investments in exploration and production of natural gas. Likewise, the elimination of tariff adjustments for transportation companies has caused transportation companies to suffer a decrease in their profitability and, therefore, such companies have limited their investments in pipeline expansion activities. These events have contributed to the impending energy crisis in the natural gas industry, where demand is expected to significantly exceed available capacity.

In light of these events, the Argentine government has decided to initiate a number of strategies, measures and programs aimed at mitigating the impending energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipelines. As of the date of the issuance of this Annual Report, the method for financing such expansion is still undefined. If the government requires us to make significant capital investments in the expansion of our pipelines, our business, results of operations and financial condition may be materially adversely affected.

CIESA, as principal shareholder, exercises significant control over matters affecting us.

Our controlling shareholder is Compañía de Inversiones de Energía S.A. (" **CIESA**"), which together with Petrobras Energía S.A. ("**Petrobras Energía**") and Enron, hold approximately 70% of our common stock. The shares of CIESA are currently held 50% by Petrobras Energía and a subsidiary of Petrobras Energía and 50% by subsidiaries of Enron. The remaining ownership of our capital stock is held by local and foreign investors.

On April 16, 2004, the shareholders of CIESA entered into a Master Settlement and Mutual Release Agreement (the "**Settlement Agreement**"). The Settlement Agreement provides for, among other things, the transfer, in two stages, of certain of our shares and the shares issued by CIESA. In the first stage: (a) Enron holding will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity; and (b) Petrobras holding will transfer our class B common shares (representing approximately 7.35% of our outstanding share capital) to certain of Enron holding. In the second stage, Enron holding will transfer their remaining outstanding share capital of CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the class B common shares held by CIESA (representing approximately 4.3% of our outstanding shares) to Enron holding.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

As CIESA controls us, it is in position to direct the management of us, to control the election of a majority of the Board of Directors, to determine our dividend policy and other policies of and to generally determine the outcome of any matter put to a vote of our shareholders. Pursuant to the procedures established by the Argentine Government under which CIESA made its investment in us, there are restrictions on the ability of CIESA to reduce its shareholding in us below 51% of the share capital.

We have engaged in and will continue to engage in transactions with the shareholders of CIESA and their affiliates. However, the interests of these shareholders and affiliates may not be aligned, or may conflict, with our interests.

Item 4. Our Information

A. Our History and Development

General

We commenced commercial operations on December 29, 1992, as the largest company created in connection with the privatization of GdE, the state-owned gas company, whose integrated operations included gas transportation and distribution. GdE was divided into ten companies: two transportation companies and eight distribution companies. We are a "*sociedad anónima*", incorporated under Argentine law, whose registered offices are located at Don Bosco 3672, 5th Floor – Buenos Aires (C1206ABF) - Argentina. Telephone Number (54 11) 4865-9050/60/70/80.

We are the largest transporter of natural gas in Argentina, currently delivering approximately 61% of the country's total gas consumption through 7,419 km (4,610 miles) of pipelines with a current delivery capacity of approximately 62.5 million cubic meters a day ("MMm^3/d") (approximately 2.2 Bcf/d). Substantially all of our capacity is subscribed for under firm long-term transportation contracts. We are also the largest processor of natural gas and one of the largest marketers of natural gas liquids NGL in Argentina. We also operate the General Cerri gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the "**Cerri Complex**") where natural gas liquids are separated from gas transported through our pipeline system and stored for delivery.

We hold a 35-year License, extendible for an additional ten-year period at the option of us if certain conditions are met, giving us the exclusive right to operate the existing southern Argentine gas transportation pipeline system. Our system connects major gas fields in southern and western Argentina with distributors of gas, as well as large consumers of gas in those regions and in the greater Buenos Aires area, the principal population center of Argentina.

Our controlling shareholder is CIESA, which together with Petrobras Energía S.A. and Enron, hold approximately 70% of our common stock. The shares of CIESA are currently held 50% by Petrobras Energía and a subsidiary of Petrobras Energía and 50% by subsidiaries of Enron. The remaining ownership of our capital stock is held by local and foreign investors.

On April 16, 2004, the shareholders of CIESA entered into the Settlement Agreement providing for, among other things, the transfer, in two stages, of certain of our shares and the shares issued by CIESA. In the first stage: (a) Enron holding will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity; and (b) Petrobras holding will transfer our class B common shares (representing approximately 7.35% of our outstanding share capital) to certain of Enron holding. In the second stage, Enron holding will transfer their remaining outstanding share capital of CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the class B common shares held by CIESA (representing approximately 4.3% of our outstanding shares) to Enron holding.

CIESA's management continues with negotiations with its creditors with the purpose of obtaining an extension to fulfill the payment. In connection with these renegotiations, the Settlement Agreement is expected to enhance corporate and operations restructuring and will provide greater flexibility to the progress of CIESA's debt restructuring.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

During the last three fiscal years, our capital expenditures amounted to approximately Ps. 572.7 million. Such investments include Ps. 391.4 million related to gas transportation system expansions, Ps. 71.6 million related to improvements to the system, Ps. 23.8 million related to the NGL production and commercialization activities and Ps. 85.8 million related to other services and activities. Information relating

to the size and financing of future investments is included in "Item 5. Operating and Financial Review and Prospects".

Our Future Strategy

As a result of, among other factors, the Argentine economic and political crisis, the pesification of our tariffs, the maturity of a significant amount of our indebtedness in 2003, changes and uncertainties in the regulatory framework to which we are subject and delays in commencing the renegotiation process relating to our License, our results of operations and financial conditions have seriously deteriorated. This situation has adversely affected our ability to invest in our natural gas transportation system, which is essential for our long-term growth. In addition, this situation has caused us to significantly modify our business strategy, which historically was concentrated around our regulated gas transportation segment.   Similar effects have been felt in the Argentine energy industry generally.

The growth in the energy industry's infrastructure during the last decade, however, was a significant catalyst for the Argentine industrial revitalization of 2003. And continued growth will be essential to stabilize and grow the Argentine economy. Infrastructure growth will also be necessary to address the impending Argentine energy crisis.

These factors make it imperative for us to adjust our business strategy and operations, so that we can meet the ever growing demand for natural gas in Argentina. Further, we are hopeful that the Argentine government will be cognizant of these factors and the need to support energy industry. In light of these events and circumstances, we will focus in the near-term on pursuing and achieving the following goals and objectives:

- Renegotiating our License and, in particular, the terms and conditions relating to our tariffs and future tariff adjustments. A renegotiation of our License, and the licenses held by similar comp anies, is essential to support our continued ability to render our gas transportation services and our long-term growth and the growth of the energy industry generally. If this were to occur, we would be in a better position to commence the expansion of our gas transportation system and to maintain and improve the safety and reliability of our gas transportation system.

- Restructuring substantially all of our indebtedness to eliminate the concentration of maturities over the short term and to reduce interest rates so that our cash flow more adequately corresponds to our debt service obligations. We also will seek to modify financial and other covenants that were breached as a result of the deterioration of our financial condition.

The terms on which we may ultimately renegotiate our debt obligations continue to be under discussion with our creditors. Any such restructuring, however, is likely to impose on us financial and operating restrictions, such as restrictions on dividend payments and capital expenditures and other investments beyond those that are included in our currently defaulted debt obligations.

If we achieve these goals and objectives, we believe that our long-term viability and prospects will be significantly enhanced, allowing us to play a substantial role in the Argentine economic recovery.

B. Business Overview

GAS TRANSPORTATION - REGULATED BUSINESS

As a transporter of natural gas, we receive gas owned by a shipper, typically a gas distributor, at one or more intake points on our pipeline system for transportation in the pipeline and delivery to the shipper at specified delivery points along the pipeline system. Under applicable law and our License, we are not permitted to buy or sell natural gas. See "— Regulatory Framework" below for more information.

Our pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area, the principal population center of Argentina. Transportadora de Gas del Norte ("**TGN**"), the only other natural gas transportation operating company that supplies the Argentine market, holds a similar license with respect to the northern pipeline system, which also provides gas transportation services to the greater Buenos Aires area.

Gas transportation accounted for approximately 47%, 57% and 78% of our total net revenues in 2003, 2002 and 2001, respectively. Approximately 76% of our 2003 average daily gas deliveries were made under long-term firm transportation contracts entered into with four gas distribution companies that also were formed upon the privatization of GdE and with consumers of natural gas. (See "—Customers and Marketing" below). Firm contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. Substantially all of our remaining gas deliveries were made under interruptible transportation contracts entered into, in most cases, with the same four gas distribution companies and Repsol-YPF. Interruptible contracts provide for the transportation of gas subject to available pipeline capacity.

Customers and Marketing

Our principal service area is the greater Buenos Aires area in central eastern Argentina. We also serve the more rural provinces of western and southern Argentina. Our service area contains approximately 4.6 million end-users, including approximately 3.2 million in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: *MetroGas S.A.* ("**MetroGas**"), *Gas Natural BAN S.A.* ("**BAN**"), *Camuzzi Gas Pampeana S.A.* ("**Pampeana**") and *Camuzzi Gas del Sur S.A.* ("**Sur**"). These distribution companies constitute four of the nine distribution companies (eight of which were established upon the privatization of GdE) and collectively serve approximately 67% of the distribution market in Argentina. The other five distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain comparative information for 2003, as it relates to the distribution companies that are connected to our pipeline system.

Company	Annual Deliveries (Bm^3)	% of Market Served	No. of End-Users (in million)	% of deliveries received from TGS
MetroGas [1]	6.5	25%	2.0	94%
Pampeana [1]	3.5	14%	1.0	97%
Sur	3.4	13%	0.4	100%
BAN [1]	3.7	15%	1.2	55%

(1) Also connected to the TGN system.
Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, and for all other customers, as a group, at December 31, 2003, 2002 and 2001, together with the corresponding net revenues derived from firm gas transportation services during such years and the net revenues derived from interruptible services during such years are set forth below.

	December 31,								
	2003			**2002**			**2001**		
	Average firm contracted capacity		**Net revenues**	**Average firm contracted capacity**		**Net revenues**	**Average firm contracted capacity**		**Net revenues**
	(MMm3/d)	**(MMcf/d)**	**(million of pesos)**	**(MMm3/d)**	**(MMcf/d)**	**(million of pesos)**	**(MMm3/d)**	**(MMcf/d)**	**(million of pesos)**
Firm:									
MetroGas	**22.240**	785.4	166.9	21.278	751.4	216.5	21.067	744.0	357.2
Pampeana	**12.830**	453.1	74.2	11.562	408.3	95.2	11.739	414.6	161.4
BAN	**8.971**	316.8	59.1	9.002	317.9	75.7	8.310	293.5	119.2
Sur	**7.810**	275.8	15.1	7.129	251.8	19.3	6.840	241.6	32.1
Others	**9.812**	346.5	69.4	12.470	440.4	85.5	12.754	450.6	154.6
Total firm	**61.663**	**2,177.6**	**384.7**	**61.441**	**2,169.8**	**492.2**	**60.710**	**2,144.3**	**824.6**
Interruptible and others:	—	—	37.4	—	—	39.9	—	—	42.6
PPI:	—	—	—	—	—		—	—	87.0
Total	**61.663**	**2,177.6**	**422.1**	**61.441**	**2,169.8**	**532.1**	**60.710**	**2,144.3**	**954.2**

Step-down Rights. As part of the GdE privatization process, the Argentine government allocated capacity among the various gas distribution companies in the same proportion as existed at the time of privatization. To effect this allocation, firm transportation contracts between the distribution and transportation companies were executed prior to consummation of the privatization and subsequent transfer of those contracts. Originally, the contracts had ten-year terms subject to annual renewal at the expiration of those terms and included specific "step-down" provisions which permitted the distribution companies to reduce (as a percentage of the initial capacity) some of their committed capacity on specified dates from 1994 through 2005. Currently, the remaining step-down rights may be exercised in 2005.

Within the scope of the open bidding conducted during 1998 and 1999 (see "—Pipeline Expansions" below), ENARGAS required us to grant all shippers of natural gas step-down rights. Such rights could be exercised if, as a result of the open bidding, new shippers of natural gas subscribed firm transportation capacity in the zones corresponding to the zones for which step-down rights are being exercised by the original shipper (from the intake to the delivery point) and provided we did not suffer any economic harm. ENARGAS's intention was to promote a more efficient use of the pipeline system, avoiding over-subscribed capacity at levels above market demands. ENARGAS requested that we apply this framework to all future open biddings.

If a customer of the distribution company that waived its step-down rights enters into a firm transportation agreement, either directly or indirectly, with us (a "by-pass"), then the distribution company will have the right to reduce its firm transportation commitment with us up to the amount that is subject to the by-pass arrangement.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily firm and interruptible transportation deliveries for 2003, 2002 and 2001:

	December 31,					
	2003		**2002**		**2001**	
	Average daily deliveries		**Average daily deliveries**		**Average daily deliveries**	
Firm:	**(MMm3/d)**	**(MMcf/d)**	**(MMm3/d)**	**(MMcf/d)**	**(MMm3/d)**	**(MMcf/d)**
MetroGas	17.8	628.6	14.2	501.7	16.4	579.2
Pampeana	8.6	303.7	7.9	277.9	8.9	314.3
Sur	5.3	187.2	4.8	169.5	4.4	155.4
BAN	6.9	243.7	6.1	214.8	5.9	208.4
Others	8.6	303.7	6.1	215.7	7.5	264.9
Total firm	47.2	1,666.8	39.1	1,379.6	43.1	1,522.2
Interruptible:	5.4	536.8	10.3	363.2	3.5	123.6
Total	**52.6**	2,203.6	**49.4**	**1,742.8**	**46.7**	**1,645.8**
Average annual load factor (1)	85%		80%		77%	
Average winter heating season load factor (1)	102%		96%		84%	

(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

Since privatization of the pipeline system, we have succeeded in increasing peak-day delivery capability, as reflected in the pipelines' increase in average three-day peak deliveries, from 42.9 MMm3/d (1.5 Bcf/d) in 1991, as measured by GdE (no statistical data is available for 1992), to 68.9 MMm3/d (2.4 Bcf/d) in 2003, representing an increase of 61%.

Pipeline Expansions. As a result of increased availability, we have conducted several "open biddings" designed to provide all potential shippers with the opportunity to secure additional firm transportation capacity.

From 1994 to 2001, we increased our transportation capacity by approximately 19.6 MMm3/d with an investment of US$423 million. Such investments in the General San Martín, Neuba I, Neuba II and Cordillerano pipelines included (i) the construction of loops for 781 km (485.3 miles), and (ii) an increase of 121,200 HP through the construction of compressor stations, the expansion of the compressing capacity of existing compressor stations and the addition of a new turbine-driven compressor.

Additionally, in 2001, we entered into an agreement with Panamerican Energy, Wintershall Energy and British Gas to jointly construct, operate and maintain an approximately 40 km gas pipeline that connects our pipeline system to a new pipeline recently built. This new pipeline is the result of a bidding process sponsored by the Uruguayan Government to construct a pipeline to Uruguay with an original capacity of approximately 2.5 MMm3/d (88.3 MMcf/d), to provide gas mainly to two central power generators and to the city of Montevideo. This pipeline capacity, designed to supply the potential Uruguay market demand, which was estimated to be approximately 5.5 MMm3/d (194.2 MMcf/d), could be expanded to 18.5 MMm3/d (653.3 MMcf/d) to cover the demand in the south of Brazil. The link pipeline has an initial transportation capacity of approximately 1 MMm³/d (35.3 MMcf/d), with an associated investment of approximately US$20 million, and started operations in May 2002.

During 2002 and 2003, we did not make any pipeline expansions so as to reduce operating costs and capital expenditures and preserve cash flow.

In February 2004, we reached an agreement with UNIREN and Sur (a natural gas distribution company), under which we will invest US$7.5 million in a pipeline expansion. The project consists of the

construction of approximately 51 km (32 miles) of looping pipeline that is to be connected to the Cordillerano pipeline. Our investment in this project will reduce, on a dollar-for-dollar basis, our liability to GdE (the predecessor in interest of UNIREN for this purpose) in respect of a claim filed by GdE in 1996 for which our ultimate liability has not yet been determined. See "Item 8. Financial Information - Consolidated Statements and Other Financial Information - Legal and Regulatory Proceedings".

In response to the current energy crisis, in June 2004, we submitted to the Federal Energy Bureau, to comply with its request, a project for an expansion of 2.9 MMm3/d (102.4 MMcf/d) of the San Martín pipeline transportation capacity. The expansion involves the construction of approximately 500 Km (310.7 miles) of looping pipeline and the increase of the compression capacity by 27,700 HP through the construction of a compressor plant and the rebumping of compressor units. We estimate that the total cost of the expansion amounts to approximately US$225 million. As of the date of this Annual Report, no detailed structure for the financing of the expansion has been determined. We expect that we will be required to partially invest in this expansion, with the government and other parties financing the balance. The structure of tariffs for transportation through the new pipeline also continues to be under discussion with the government and other interested parties.

In furtherance of this objective, we launched an open bid process whereby we are offering 2.9 MMm3/d of firm transportation capacity, which we expect to be in service starting in the middle of 2005. In connection with this additional pipeline capacity, we intend to not only render transportation services but also operation and maintenance services related to the associated facilities.

System Improvements. During the five-year period ended December 31, 1997 and as a part of the five-year mandatory investment program required under our License, we made capital expenditures in the aggregate amount of approximately US$172 million to improve the safety and reliability of our pipeline system. These investments included approximately US$34 million for internal and external inspection of approximately 10,000 km (6,217 miles) including a first and, in some cases, a second inspection of our main pipelines. The inspections were performed using the leading technology for detecting pipeline flaws, such as metal loss, out-of-round condition and manufacturing or welding defects and their magnitude and precise location. We used the information resulting from the inspection program to establish a maintenance and repair schedule. Based on the results of the inspections, we replaced approximately 304 km (189 miles) of pipelines on our Neuba I, Loop Sur and San Martín pipelines without any significant impact on service, at a cost of approximately US$111 million, including repair costs. In addition, we invested approximately US$27 million in other mandatory investments designed to improve the safety and reliability of the system. During the initial five-year period we also made capital expenditures of approximately US$54 million in addition to those required under our License. These investments were directed towards the pipeline compression facilities and the enhancement of overall pipeline system safety and reliability.

In 2001, 2002 and 2003, we made capital expenditures in the amount of approximately Ps. 28.4 million to continue the enhancement of the pipeline system's safety and reliability. We operate our pipelines in accordance with the Argentine gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I pipelines, the current operation of the pipeline system poses no significant safety risks. However, during 1999 and 1998 we experienced five ruptures: two in our General San Martín pipeline and three in the Neuba I pipeline. The ruptures caused a brief disruption of services to certain customers. No casualties or significant damage to third parties were experienced as a result of the ruptures. Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center. Except for the ruptures described above, there has not been any other major safety related incident involving the pipeline.

System Automation. We have improved system automation through a three-part program that includes installation of an electronic flow measurement ("**EFM**") system, implementation of remote controls at compressor stations and end devices, such as valves, and implementation of dynamic system simulation. The EFM system has been installed at custody transfer points along the system and the data is transmitted to the gas control center in Buenos Aires. The EFM system controls almost all the gas transported along the pipeline, allowing us to monitor the flow and pressure of gas along the pipeline in real time. The information provided by

the EFM system and the remote compressor controls provide data to the system simulation. The system simulation, in turn, analyzes the data and assists in optimizing the volume of gas transported through the system. We believe that the improved system automation ensures greater control over gas flow and improves our ability to deliver gas more effectively, to provide precise information to customers as to the movement of the gas, to minimize fuel usage and to generally enhance the quality and reliability of the services we provide. Currently, we remotely operate 14 of our 28 compressor stations.

Technical Assistance Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as technical operator. Our technical operator is Enron Pipeline Company Argentina S.A. ("**Enron Argentina**" or "**EPCA**"), an indirect, majority-owned subsidiary of Enron. Enron Argentina provides technical assistance to us under a Technical Assistance Agreement, which has an initial term of eight years and is automatically renewable upon expiration for additional eight-year terms. The terms of the Technical Assistance Agreement were set by the Argentine Government as part of the privatization of GdE. The Settlement Agreement, mentioned in "Item 4. Our Information – A. Our History and Development", includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía.

The Technical Assistance Agreement sets out the services to be provided by Enron Argentina to us, at the request of our General Director, in return for payment of an annual technical assistance fee equal to the greater of (i) Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before financial income (expense) and holding gains (losses) and income taxes. The services to be provided by Enron Argentina to us under the Technical Assistance Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and NGL production.

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Argentine Government. In addition, prior to its privatization, Repsol-YPF or its predecessors held exclusive rights over the development and production of all new hydrocarbon reserves in Argentina.

In 1992, the Natural Gas Act and Decrees Nos. 1,189/92 and 1,738/92 of the Executive Branch were passed providing for the privatization of GdE. The Natural Gas Act and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two transportation companies and eight distribution companies. The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our transportation system is connected to the two distribution systems serving the greater Buenos Aires area, one serving Buenos Aires Province (excluding greater Buenos Aires) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina. TGN is also connected to the distribution systems serving the greater Buenos Aires area and, to a limited extent, the distribution system serving Buenos Aires Province (excluding greater Buenos Aires). In the two instances where we are directly connected to a distribution system with TGN, we are the principal supplier of gas transmission services.

The Natural Gas Act and related decrees granted each privatized company a license to operate the transferred assets, established a regulatory framework for the privatized industry based on open, non-discriminatory access, and created ENARGAS to regulate the transportation, distribution, marketing and storage of natural gas. The Natural Gas Act also provided for the regulation of wellhead gas prices in Argentina for an interim period. Prior to deregulation, the regulated price was set at US$0.97/million British thermal units ("**MMBtu**") at the wellhead, which had been the regulated price since 1991. Pursuant to Decree No. 2,731/93, gas prices were deregulated as of January 1, 1994. Since deregulation until 2001, average prices rose by approximately 67%.

On February 13, 2004, the Executive Branch signed two decrees related to the natural gas market in order to secure the adoption of measures to normalize the supply of natural gas. The Executive Branch, through Decree No. 180/04, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot market and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Federal Energy Bureau discretion. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that we are bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on our interruptible transportation revenues.

Such Decree was further regulated by Ministry of Planning Resolution No. 185/2004 (published in the Official Gazette on April 20, 2004) creating a Global Program for the issuance of debt securities and/or equity securities in financial trusts with a view to natural gas distribution and transportation expansion and/or extension works.

In spite of the devaluation of the peso, from early 2002 to May 2004, wellhead gas prices remained unchanged. This was the indirect consequence of the Governmental prohibition for distribution companies to pass through any price increase implemented by the producers, which made it impossible for producers to implement any increase in the wellhead gas price. In May 2004, both producers and the Government agreed on graded price increases in several stages. The first—approved by a public hearing, and effective as from May 2004—ranges from 33% to 50%, varying according to the related gas basin. The remaining increases will become effective as from October 2004 and May and July 2005. The aggregate increase will range from 105% to 180%, depending on the related gas basin. These price increases are effective for power plants, compressed natural gas for vehicles, industries and businesses whose consumption surpasses 9,000 m3/month.

According to Decree No. 181/04, the Federal Energy Bureau has the power to make agreements with natural gas producers to establish natural gas price adjustments associated with the services rendered by distribution companies. In addition, the Federal Energy Bureau may agree with producers mechanisms to protect new direct consumers who start purchasing natural gas directly from producers previously connected to the distribution companies' system. This price adjustment must contemplate a scheme of tariff segmentation created by the above-mentioned Decree that considers the possibilities to afford this adjustment to different kinds of end consumers.

Demand for Natural Gas. Natural gas consumption in Argentina has tripled since 1980, from approximately 9.3 Bm^3 (328 Bcf) in 1980 to 30.8 Bm^3 (1087.7 Bcf) in 2003, representing a compound annual rate of growth in consumption of approximately 5.3%. According to data published by the Federal Energy Bureau, local demand for natural gas is expected to increase at an annual rate of 3.6% through the year 2010 due to the availability of abundant natural gas supplies in Argentina, low prices relative to those for competing energy sources and an increase in gas pipeline capacity. In addition, natural gas has experienced a significant increase in market share in Argentina in recent years to approximately 42% of total national energy consumption in 2001, which is greater than the comparable percentage for worldwide energy consumption. Despite the relatively high market share for natural gas in Argentina when compared with other countries, additional market opportunities for natural gas exist in Argentina. For example, according to the Argentine Secretary of Energy, approximately half of residential households currently have no access to natural gas.

The table below sets forth the consumption of natural gas in Argentina by class of user, stated as a percentage of total consumption, for the periods indicated.

	1980	1985	1990	1999	2000	2001	2002	2003
Residential and Commercial	27.3	29.3	27.4	25.1	22.3	26.7	27.3	25.6
Industrial	43.7	38.2	34.4	32.4	32.0	33.6	35.0	34.7
Electric Power Generator	25.3	24.6	29.9	35.4	34.8	30.9	27.8	28.4
Other	3.7	7.9	8.3	7.1	10.9	8.8	9.9	11.3
Total	**100**	**100**	**100**	**100**	**100**	**100**	**100**	**100**

Source: ENARGAS.

A sharp increase in natural gas demand started as a result of the devaluation of the peso in early 2002. Natural gas became, by far, the cheapest fuel due to the pesification of transportation and distribution tariffs and the lack of adjustments of both these tariffs and wellhead gas prices. As a consequence, gas has been substituted for other fuels at a high level, including the increase of the use of compressed natural gas (**"CNG"**) for vehicles. Likewise, the rising demand for gas was also based on the recovery of certain industrial segments of the Argentine economy and the shortage of rain in Argentina, which contributed to lower hydroelectric generation and, consequently, to a higher demand for electricity from thermoelectric power plants.

As the distribution companies have been prohibited from passing through price increases to consumers, producers of natural gas, therefore, have been limited, if not unable, to implement wellhead gas price adjustments since 2002, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, producers of natural gas have limited their investments in exploration and production of natural gas.

The Argentine Government has decided to play a decisive role in the industry through a set of measures to face the combination of the rising demand and lower investments in exploration, production, transportation and distribution of natural gas. These measures are aimed at easing the impacts of the energy crisis on the recovery of the Argentine economy and are as follows:

- Creation of Energía Argentina S.A. ("**ENARSA**") with the purpose to restore the levels of reserves, production and supply of gas and meet the infrastructure needs of gas transportation and electricity. The controlling shareholder will be the Argentine government and a portion of the common stock will be sold to private investors.
- Short–and–long term investment in state-owned infrastructure to increase the generation of hydroelectric and nuclear energy.
- Tax on exports has been increased from 20% to 25% for oil exports, and from 5% to 20% for NGL exports and a new 20% withholding tax will be applied to natural gas exports.
- Using as a reference 95% of the prior year consumption levels, discounts will be granted to users with lower spending in this year while fines will be levied for higher consumption.
- Decision to import natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela — the latter as alternative fuel to natural gas —and to reduce natural gas exports to Chile.
- Constitution of trust funds (Resolution 185/04 of the Ministry of Federal Planning, Public Investment and Utilities) with the objective to finance infrastructure works in gas transportation.

Pursuant to the last measure, and in view of the need to expand the gas transportation systems and ensure supply as from winter 2005, the Government—through the Ministry of Federal Planning, Public Investment and Utilities —structured a program of fiduciary funds. The creation of this program clearly shows the inability of the licensees to finance material investments due to the lack of access to the capital markets, mainly as a consequence to their default situation.

With respect to our gas transportation business, in June 2004, we submitted to the Federal Energy Bureau, to comply with its request, a project for an expansion of 2.9 MMm3/d (102.4 MMcf/d) of the San

Martín pipeline transportation capacity. The expansion involves the construction of approximately 500 Km (310.7 miles) of looping pipeline and the increase of the compression capacity by 27,700 HP through the construction of a compressor plant and the rebumping of compressor units. We estimate that the total cost of the expansion amounts to approximately US$225 million. As of the date of this Annual Report, no detailed structure for the financing of the expansion has been determined. We expect that we will be required to partially invest in this expansion, with the government and other parties financing the balance. The structure of tariffs for transportation through the new pipeline also continues to be under discussion with the government and other interested parties.

In furtherance of this objective, we launched an open bid process whereby we are offering 2.9 MMm3/d of firm transportation capacity, which we expect to be in service starting in the middle of 2005. In connection with this additional pipeline capacity, we intend to not only render transportation services but also operation and maintenance services related to the associated facilities.

Gas Supply. For the most part, Argentina's gas reserves were discovered as a consequence of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 65% of the gas transported by our system in 2003 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquén, Austral and San Jorge basins. We are not connected to the Cuyo or Noroeste basins.

Set forth in the table below is the location of the principal gas producing basins by province, their proved natural gas reserves estimated as of December 2002, production in 2002 and the calculated reserve life for each basin.

Basin	Location by province	Proved Gas Reserves[1][2] MMm³	Production 2002 MMm³	Reserve Life[3] (years)
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	344,567	25,551	13
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	148,641	8,826	17
Golfo San Jorge	Chubut, Santa Cruz (north)	40,289	3,435	12
Cuyo	Mendoza (north)	545	81	7
Noroeste	Salta, Jujuy, Formosa	129,481	7,877	16
Total		663,523	45,770	15

[1]   Estimated as of December 31, 2002. There are numerous uncertainties inherent in estimating quantities of proved reserves. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of gas that ultimately will be recovered.

[2]   Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

[3]   Weighted average reserve life for all basins, at 2002 production levels.

Source: Argentine Secretariat of Energy.

Neuquén Basin. The largest of the gas basins and the major source of gas supply for our system is the Neuquén basin, located in west central Argentina. The TGN system also accesses the Neuquén basin. Of the transported gas coming from the Neuquén Basin approximately 62% was transported by us and approximately 38% by TGN for the year ended December 31, 2003.

Austral and Golfo San Jorge Basins. Natural gas provided by these basins, located in the southern region of Argentina, was transported mainly by us (Sur also transports gas through regional pipelines). In the Austral basin, exploration has centered in and around the basin's existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

Regulatory Framework

Industry Structure. The Natural Gas Act, together with Decree No. 1,738/92, other regulatory decrees, *El Pliego de Bases y Condiciones para la Privatizacion de Gas del Estado S.E.* (the "**Pliego**"), the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of gas in Argentina. Law No. 17,319 (the "**Hydrocarbons Law**") regulates the midstream gas industry, under a competitive and partially deregulated system.

Natural gas transportation and distribution companies operate in an "open access", non-discriminatory environment under which producers and certain third parties, including distributors, are entitled to equal and open access to the transportation pipelines and distribution system in accordance with the Natural Gas Act, applicable regulations and the licenses of the privatized companies. In addition, a regime of concessions under the Hydrocarbons Law is available to holders of exploitation concessions to transport their own gas production.

The Natural Gas Act prohibits gas transportation companies from also being merchants in natural gas. Also, (i) gas producers, storage companies, distributors, and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Act) in a transportation company, (ii) gas producers, storage companies and transporters may not own a controlling interest in a distribution company, and (iii) merchants in natural gas may not own a controlling interest in a transportation or distribution company.

Contracts between affiliated companies engaged in different stages in the natural gas industry must be approved by ENARGAS. ENARGAS may reject these contracts if it determines that they were not entered into on an arms-length basis.

ENARGAS, which was established by the Natural Gas Act, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Act, applicable regulations and the licenses of the privatized companies. ENARGAS is governed by a board of directors composed of five full-time directors who are appointed by the Executive Branch subject to confirmation by the Congress. ENARGAS, which operates within the purview of the Ministry of Economy and Public Works and Services, has broad authority to regulate the operations of the transportation and distribution companies, including the ability to set rates. ENARGAS has its own budget which must be included in the Argentine National Budget and submitted to Congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on their respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Act on each company's license.

Our License. Our License authorizes us to provide the public service of gas transportation through the exclusive utilization of the southern gas transportation system. Our License does not grant us an exclusive right to transport gas in a specified geographical area and licenses may be granted to others for the provision of gas transportation services in the same geographical area. TGN operates the northern gas transportation system under a license containing substantially similar terms to those described below and elsewhere herein.

Our License has been granted for an original term of 35 years beginning on December 29, 1992. However, the Natural Gas Act provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch. If ENARGAS determines that we are in substantial compliance with all its obligations arising under the Natural Gas Act, related regulations and our License, the renewal must be granted by the Executive Branch. ENARGAS would have the burden of proving that we had not complied with the obligations described above and, therefore, should not be granted a renewal. At the end of the 35-year or 45-year term, as the case may be, the Natural Gas Act requires that a new competitive auction be held for the license, in which we would have the option, if we have complied substantially with our obligations described above, to match the best bid offered to the Argentine Government by any third party. To the extent that we were found not to have complied with the obligations described above or chose not to seek renewal of our License, we would be entitled to certain specified compensation. See "—Certain Restrictions with Respect to Essential Assets" below.

Our License also specifies certain other rights and obligations of us relating to the service which we provide. These include:

- operating and safety standards;

- terms of service, including general service conditions such as specifications regarding the quality of gas transported, major equipment requirements, invoicing and payment procedures, imbalances and penalties, and guidelines for dispatch management;

- contract requirements, including the basis for the provision of service, e.g., "firm" or "interruptible";

- mandatory capital investments to be made over the first five years of the license term; and

- applicable rates based on the type of transportation service and the area serviced.

The mandatory five-year investment plan for the years 1993-1997, which was approved by ENARGAS in 1999, required us to invest in its natural gas pipeline system a total of US$153 million representing US$30.6 million per year beginning in 1993. This mandatory investment plan was related to the operational capability and public safety of the pipeline system and included, among other things, cathodic protection, internal inspection and pipeline replacement and coating.

Our License establishes a system of penalties in the event of a breach by us of our obligations thereunder, including warnings, fines and revocation of our License. These penalties may be assessed by ENARGAS based, among other considerations, upon the severity of the breach or its effect on the public interest. Fines of up to Ps. 500,000 may be levied for persistent breaches. Revocation of our License may only be declared by the Executive Branch upon the recommendation of ENARGAS. Our License specifies several grounds for revocation, including the following:

- repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

- total or partial interruption of the service for reasons attributable to us, affecting completely or partially transportation capacity during the periods stipulated in our License;

- sale, assignment or transfer of our essential assets or the placing of encumbrances thereon, without ENARGAS's prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

- bankruptcy, dissolution or liquidation of us; and

- ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein.

Our License also prohibits us from assuming debts of CIESA, or from granting credit to, creating security interests in favor of, or granting any other benefit to, creditors of CIESA.

Generally, our License may not be amended without our consent. As part of the renegotiation process under the Public Emergency Law, however, the terms of our License may be changed or our License may be revoked. In addition, ENARGAS may alter the terms of service annexed to our License. If any such alteration were to have an economic effect on us, ENARGAS could modify our rates to compensate for such effect or we could request a change in the applicable rates.

Regulation of Transportation Rates—Actual Rates. The gas transportation rates established under each transportation company's license must be calculated in U.S. dollars and converted into pesos at the time of billing pursuant to the terms of such license. However, the Public Emergency Law eliminated tariff indexing covenants based on U.S. dollar exchange rate fluctuations and established a conversion rate of one peso equal to one U.S. dollar for tariffs.

The transportation rate for firm transportation services consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. The rate for interruptible transportation service, which is expressed as a minimum (from which no discounts are permitted) and a maximum rate per 1,000 m^3 of natural gas transported, is equivalent to the unit rate of the reservation charge for the firm service based on a load factor of 100%. For both firm and interruptible transportation services, customers are obligated to provide a natural gas in-kind allowance, expressed as a maximum percentage of gas received, equivalent to the gas consumed or lost in rendering the transportation service. The rates for all services reflect the rate zone(s) traversed from the point of receipt to the point of delivery.

The table below sets out our firm and interruptible rates by pipeline and zones, in effect since January l, 2003 (which have not changed since January 1, 2000):

Rate Zones		Firm Reservation Charge[1] (Ps.m^3/d)	Interruptible Minimum Charge[2] (Ps.1000 m^3/d)	Compression Fuel and Losses[3] (%)
Receipt	Delivery			
From Tierra del Fuego to:	Tierra del Fuego	0.076	2.541	0.49
	Santa Cruz Sur	0.154	5.123	0.98
	Chubut Sur	0.392	13.068	3.38
	Buenos Aires Sur	0.462	15.396	5.60
	Bahía Blanca	0.707	23.583	8.40
	La Pampa Norte	0.705	23.500	8.60
	Buenos Aires	0.828	27.593	10.35
	Greater Buenos Aires	0.929	30.959	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.077	2.575	0.49
	Chubut Sur	0.315	10.508	2.89
	Buenos Aires Sur	0.385	12.841	5.11
	Bahía Blanca	0.632	21.071	7.91
	La Pampa Norte	0.632	21.067	8.11
	Buenos Aires	0.753	25.093	9.86
	Greater Buenos Aires	0.854	28.470	10.78
From Chubut to:	Chubut Sur	0.077	2.554	0.49
	Buenos Aires Sur	0.144	4.788	2.71
	Bahía Blanca	0.383	12.768	5.51
	La Pampa Norte	0.402	13.406	5.71
	Buenos Aires	0.498	16.598	7.46
	Greater Buenos Aires	0.594	19.790	8.38
From Neuquén to:	Neuquén	0.068	2.334	0.49
	Bahía Blanca	0.331	11.018	2.80
	La Pampa Norte	0.356	11.868	3.15
	Buenos Aires	0.448	14.923	3.91
	Greater Buenos Aires	0.548	18.315	4.86

(1)   Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)   Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)   Maximum percentage of total transported gas which customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.

Source: ENARGAS Resolution No. 2,496/02 (gross receipts tax is not included in such transportation rates).

Adjustment of Rates. Under our License, we may be permitted to adjust rates semi-annually to reflect changes in PPI, though our ability to make PPI-based adjustments has been suspended by the government as part of Law N° 25,561. In addition, we may adjust rates every five years in accordance with efficiency and investment factors to be determined by ENARGAS and, subject to ENARGAS's approval, from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to us, and for objective, justifiable and non-recurring circumstances.

The Natural Gas Act requires that in formulating the rules that apply to the setting of future rates, ENARGAS must provide the transportation companies with (i) an opportunity to collect revenues sufficient to recover all proper operating costs reasonably applicable to service, taxes and depreciation, and (ii) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk, and shall take into account the degree of efficiency achieved and the performance of the company in providing the service. No assurances can be given that the rules to be promulgated by ENARGAS will result in rates that will enable us to achieve specific earnings levels in the future.

The rate-setting methodology contemplated by the Natural Gas Act and our License is the "price-cap with periodic review" model. Under this model, rates may be adjusted by an efficiency and an investment factor. Based upon this regulatory approach, those rates should provide a reasonable return and that the benefit of increased efficiency should be shared by the consumer and the transporter. The inclusion of an efficiency factor results in a decrease in rates as the transporter lowers costs through increased efficiency. Notwithstanding this, the inclusion of the efficiency factor in the pricing system provides the transporter with an incentive to cut costs because the price is established in advance for the period up to the next five-year revision, and does not discount for efficiencies made during the period. The adjustment to account for efficiencies is proposed by ENARGA S based on specific plans for efficiency improvements, taking into account both the expected cost savings and the investment required for the implementation of such plans.

The inclusion of the investment factor in the formula specified in our License is intended to permit an increase in the rates at the time of their adjustment to compensate us for certain investments to be made during the relevant five-year period. The investments contemplated by the investment factor are those designed to improve the efficiency, safety or reliability of the system and to expand the system, and may either be required by ENARGAS to be made or may initially be proposed to be undertaken by us. In exceptional cases, we may also petition ENARGAS at any time for a rate adjustment relating to proposed investments to expand system capacity when the resulting costs cannot be recovered with the existing rate.

If we do not agree on the efficiency or investment factors established by ENARGAS, or on the terms of the investment program established by ENARGAS, the factors established by ENARGAS will be applied but we may seek administrative or judicial review.

ENARGAS is responsible for determining the rates that are to be effective during each succeeding five-year period following the initial five-year period ended December 1997. In 1996, ENARGAS set the weighted average cost of capital to be used for the determination of the efficiency and investment factors at 11.3% per annum, net of future inflation. As a result of the first general rate review process which ended in December 1997, our transportation rates suffered an up front one-time decrease of 6.5% effective January 1, 1998, based on the application of the efficiency factor, representing a decrease of approximately Ps. 52 million in 1998 net revenues. In connection with the investment factor, ENARGAS approved the application of periodic increases through January 2002 to our tariffs resulting in a total weighted average of 2.6% as of that date to compensate us for approximately US$70 million in investments. These investments principally include the modifications to the Buenos Aires high-pressure ring, the expansion of the Cordillerano pipeline in Western Argentina, and enhancements to the General San Martín pipeline in preparation for future expansions.

Since January 1, 2000 adjustments to tariffs to reflect PPI variations were suspended, first through an agreement with the Federal Executive Branch and later by a court decision arising from a lawsuit started to determine the illegality of tariff adjustment through indexes. In light of this situation, we continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Public Emergency Law, we deemed that tariff adjustment to reflect PPI—which was legitimate according to the Regulatory Framework agreed upon in the privatization—had turned out unlikely, as the possibility of its recovery was subject to future events beyond our control. Therefore, in 2001, we recorded a loss of Ps. 126.7 million related to the deferral of semi-annual PPI adjustments accrued during

2000 and 2001, and since 2002, we have discontinued such accrual. This does not mean that we waive the rights and the actions we are entitled to under the regulatory framework. Such rights and actions will be maintained and exercised in every legal and administrative instance, including the renegotiation process under the Public Emergency Law.

As mentioned above, tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002, which among other provisions eliminated tariff indexing increases based on U.S. dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one U.S. dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. However, since early 2002 and up to the date of this Annual Report no progress has been made in the renegotiation of the contracts —nor have tariffs been readjusted—in spite of several attempts by the Executive Branch to grant partial tariff increases. These tariff increases were suspended by court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiation process was completed.

In July 2003, UNIREN was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This new unit will conduct the renegotiation process of the contracts related to utilities and public works and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. Little progress was made in the renegotiation process until December 2003, when we discussed preliminary documents with UNIREN, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussion, (ii) a draft agenda which was outlined in order to deal with central issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule, which was set for the renegotiation of the regulatory framework. The deadline for the adjustment of the regulatory framework with the approval of the National Congress was set for the end of 2004.

Certain Restrictions with Respect to Essential Assets. A substantial portion of the assets transferred by GdE were defined in our License as essential to the performance of the licensed service. Pursuant to our License, we are required to segregate and maintain the essential assets, together with any future improvements thereon, in accordance with certain standards defined in our License.

We may not for any reason dispose of, encumber, lease, sublease or lend essential assets for purposes other than the provision of the licensed service without ENARGAS's prior authorization. Any extensions or improvements that we may make to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of our License, we will be required to transfer to the Argentine Federal Government or its designee, the essential assets specified in our License as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

- the net book value of the essential assets determined on the basis of the price paid by CIESA for shares of our common stock plus the original cost of subsequent investments carried in U.S. dollars in each case adjusted by the PPI, net of accumulated depreciation in accordance with the calculation rules to be determined by ENARGAS; or

- the net proceeds of a new competitive bidding.

Under Argentine law, an Argentine court would not permit the enforcement of a judgment on any of our property located in Argentina which is determined by the courts to provide essential public services. This may adversely affect the ability of a creditor to realize a judgment against our assets.

The Transfer Agreement allocates to GdE or us, respectively, liabilities for damages caused by or arising from the GdE assets transferred according to whether the damages arise from the operation of the assets prior to or following the commencement of our operations ("**Takeover Date**"). Also, pursuant to the

Transfer Agreement, we are responsible for any defects in title to such assets, although any such defects are not expected to be material. The Transfer Agreement further provided that GdE is responsible for five years from the transfer date until December 1997, for the registration of easements related to the system which have not been properly recorded and for the payment to property owners of any royalties or fees in respect thereof. From 1998, we are responsible for properly recording any remaining easement agreement and for making payments of royalties or fees related to such easements. See "Item 8. Financial Information".

Competition

Our gas transportation business, which provides an essential service in Argentina, faces only limited direct competition. Although there are no regulatory limitations on entry into the business of providing gas transportation services in Argentina, the construction of a competing pipeline system would require substantial capital investment and the approval of ENARGAS. Moreover, as a practical matter, a direct competitor would have to enter into agreements with distribution companies or end users to transport a sufficient quantity of gas to justify the capital investment. In view of our current firm transportation contracts with our distribution company customers, and the other characteristics of the markets in which we operate, management believes that it would be very difficult for a new entrant to the transportation market to pose a significant competitive threat to us, at least in the short to intermediate term. In the longer term, the ability of new entrants to successfully penetrate our market would depend on a favorable regulatory climate, an increasing and unsatisfied demand for gas by end users, and sufficient investment in downstream facilities to accommodate increased delivery capacity from the transportation systems.

On a day-to-day basis, we compete with TGN, to a limited extent, for interruptible transportation services and from time-to-time for new firm transportation service made available as a result of expansion projects being undertaken by each of the two companies for service to the distribution companies to which both we and TGN are either directly or indirectly connected (Pampeana, MetroGas and BAN). We compete directly with TGN for the transportation of gas from the Neuquén basin to the greater Buenos Aires area. The following chart shows the current contracted firm capacity by Pampeana, Metrogas and BAN from the Neuquén basin with us and TGN in MMm3/d:

	TGS	TGN
Pampeana	7,514	250
MetroGas	15,250	1,510
BAN	8,968	4,432

ENARGAS has issued rules establishing a methodology to govern the brokering of excess capacity among the distribution companies and other transporters of natural gas, which has been effective since 1997. The system is administered by us and TGN. To the extent that such capacity brokerage results in more efficient use of contracted firm capacity, the demand for interruptible transportation services by our and TGN's customers could decrease.

Gas transportation companies should not be directly affected by changes in gas prices resulting from deregulation, since they neither buy nor sell gas commercially. However, competition in gas markets may affect both us and TGN to the extent that the gas basins which they service suffer from a loss of demand as a result of price competition with gas from other basins. This may affect the volume of gas transported from particular gas producing regions. Currently, the city gate price of gas (wellhead cost plus transportation cost) originated from Argentine gas basins is approximately Ps. 2.79 per MM of BTU at the Greater Buenos Aires high-pressure ring (delivery points for the greater consumption area in Argentina).

The cost of gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivery cost of gas to end users in Argentina, based on energy content, is currently lower than that of alternative sources of fuel, except for hydroelectric power and fuel oil (for certain periods).

Since the generation of hydroelectricity is the lowest cost source of electricity in Argentina, a substantial increase in the availability of hydroelectricity would displace a significant amount of electricity generated by gas-fired power plants in our service territory, thereby causing a decrease in gas usage. During 2003 the hydroelectricity share of the total energy generation capacity was 43%. This could: (i) reduce demand for interruptible gas transportation, and (ii) prompt the exercise of step-down rights in firm contracted capacity by our customers. The Yaciretá hydroelectric project in northeastern Argentina was launched in 1998. Its current capacity totals around 12.000 GW/h, while its projected annual generation capacity of 19,680 GW/h will require additional capital expenditures. Based on information provided by *Compañía Administradora del Mercado Mayorista Eléctrico S.A.* ("**CAMMESA**") in 2003, Yacyretá supplied approximately 15% of the total energy generation in Argentina and 34% of total generated hydroelectricity in Argentina.

NGL PRODUCTION AND COMMERCIALIZATION—NON-REGULATED BUSINESS

NGL production and commercialization activities are not subject to regulation by ENARGAS. NGL production and commercialization net revenues accounted for approximately 48%, 37% and 19% of net revenues in 2003, 2002 and 2001, respectively.

As a consequence of the adverse change in the regulated gas transportation segment, our results of operations are now significantly more dependent on the results of the NGL business. The increase in the NGL segment is due to an increase in production volume and higher prices in the foreign market, benefiting from U.S. dollar-denominated prices, and in the domestic market, where we price our products at parity with export prices.

Our NGL production and commercialization activities are conducted at our Cerri Complex. The Cerri Complex is located near the city of Bahía Blanca, which is connected to each of our main pipelines where ethane, propane, butane and natural gasoline are recovered.

The annual sales for the Cerri Complex for 2003, 2002 and 2001 in short tons were as follows:

	2003	**2002**	**2001**
Ethane	364,571	357,703	336,450
Propane and Butane	565,936	540,059	486,228
Natural gasoline	103,542	100,739	92,713
Total	1,034,049	998,501	915,391

As a result of agreements entered into with gas producers in Neuquén, during 2002 we were able to increase the richness of the gas stream arriving to the Cerri Complex for processing. Consequently we were able to return NGL production volumes to levels that existed prior to the start up of the competitive processing complex, owned by Compañía MEGA S.A. ("**MEGA**"), at the beginning of 2001.

The economic crisis during 2002 provided a growth opportunity for this business, because 36% of total NGL production is exported, enabling us to benefit from the peso devaluation. Additionally, local market prices increased in order to maintain parity with export prices. The combination of such factors led to an increase in revenues and a greater percentage of our total revenues coming from NGL sales.

Propane, butane and natural gasoline are transported via two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is piped via an eight-inch pipeline to PBB Polisur S.A, ("**PBB**") olefins plant which is the sole outlet for ethane from the Cerri Complex. The Cerri Complex extracts ethane only when it can be accepted at PBB. Otherwise, any ethane extracted is reinjected into the pipeline.

In 2003, 51% of NGL we sold, was owned and produced by us . Gross revenues derived from NGL production and commercialization on our account represented approximately 77% of such revenues. In the local market we principally sell butane and propane to the liquid distributors at prevailing prices, and in the external market, we sell butane and propane to Petrobras. The complete natural gasoline production is sold to Petrobras while ethane is sold to PBB.

Also, we currently process natural gas principally for Repsol-YPF, Petrobras Energía and Total Austral. The processing agreement with Repsol-YPF provides for, among other things, a fixed charge per metric ton of liquids produced. Repsol-YPF has processing rights for up to the first 16 MMm^3/d (565 MMcf/d) through December 31, 2005 and is required to make in-kind deliveries of additional gas to replace its attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas. Gross revenues derived from gas processing on the account of Repsol-YPF amounted to Ps. 14 million in 2003. The processing agreements with Petrobras Energía, which will expire at the beginning of 2005, provide for, among other things, a charge equal to a portion of the collected revenues from the sale of the liquids extracted and marketed by us for our own account. Petrobras Energía is required to make in-kind deliveries of additional gas to replace their attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas.

In 2003, export revenues represented 36% of this segment's net revenues. Prices within the domestic market have increased to maintain parity with U.S. dollar-based export prices. Export prices for NGL in U.S. dollar terms increased in 2003 by approximately 31% compared to 2002.

NGL total sales for 2003 were Ps. 428.4 million. Of such sales, approximately 36% were exports. The total revenues from NGL were 1,034,049 short tons, where exports represented 377,185 short tons.

All of our NGL revenues are based on spot prices. We sell NGL for export at the international reference price for propane and butane, commonly referred to as the Mont Belvieu price, less a discount. In the domestic market, we set prices in a manner designed to maintain parity in U.S. dollar terms with the prices received for NGL exports. Consequently, our NGL business is exposed to risk in changes in prices of NGL in Mont Belvieu.

Competition

Repsol-YPF, together with Petrobras Energía and Dow Chemical, have formed Compañía MEGA S.A., which, at the end of 2000, finished building and started the operation of a gas processing plant with a capacity of approximately 36 MMm^3/d (1.3 Bcf/d), located in the Province of Neuquén. Any resulting lower production associated with gas with lower liquids content arriving at the Cerri Complex, as well as any other project that eventually may be developed midstream of the Cerri Complex, might adversely affect our revenues from NGL production and commercialization services. To minimize the revenue impact of any project developed midstream of the Cerri Complex, during 2000 and 2001, we signed agreements with gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex in order to have the availability of the associated liquids.

In addition, our management anticipates that future expansions on the pipeline system will provide new opportunities in the NGL production and commercialization business and lead to related increases in revenues from our gas transportation and NGL production and commercialization businesses.

OTHER SERVICES - NON-REGULATED BUSINESS

Our other services are basically activities midstream of our mainline gas transportation and telecommunication services. These midstream activities consist of gas treatment at the wellhead which include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. In addition, we also provide services related to pipeline construction, inspection and maintenance.

Net revenues derived from other services for the years ended December 31, 2003, 2002 and 2001 amounted approximately to Ps. 42.3 million, Ps. 60.0 million and Ps. 37.9 million, respectively.

As a result of the dramatic changes impacting the Argentine economy and the effects of the Public Emergency Law which provided for the renegotiations of private contracts, we were able to renegotiate approximately half of the outstanding contracts and are currently in the process of renegotiating the remaining ones.

Considering that our clients in this segment are gas producers and that the price of gas at the wellhead during 2002 increased at a lower rate than local inflation and devaluation, the result of our renegotiations was an initial compensation similar to the local inflation rate with adjustments following the gas price thereafter.

In connection with the development of the midstream business, in late December 1998, we signed an agreement with Petrobras Energía to provide the services of compression and treatment of the natural gas coming from the Río Neuquén gas field from 1999 to 2017. In order to render this service, we acquired from Petrobras Energía the compression and treatment plant located in that gas field, with a maximum capacity of 2.4 MMm³/d (74.16 Mcf/d). We paid US$35 million for the plant, and we charge a monthly fee to Petrobras Energía in U.S. dollars.

We, together with the consortium that won the bid to build the Cruz del Sur Pipeline, which links Buenos Aires to Uruguay, with a possible expansion to Brazil, have created Gas Link S.A. ("**LINK**"), our non-consolidated subsidiary, whose purpose is the construction, operation and maintenance of the connection pipeline between our system and the Cruz de Sur Pipeline. During 2002, we succeeded in connecting our gas transportation system to the Cruz del Sur Pipeline, and the pipeline started operations in October 2002. The connection pipeline, which has a length of approximately 40 km, extends from Buchanan, located in the high pressure ring (which is part of our pipeline system) that surrounds the city of Buenos Aires, to Punta Lara and has a current capacity of 1 MMm³/d (35.3 MMcf/d) with an associated investment of approximately US$20 million. Our profit from constructing this pipeline was approximately Ps. 12.2 million. The Cruz del Sur Pipeline design projects to supply the potential growth of Uruguay, with an estimated gas demand of 5.5 MMm³/d (194.2 MMcf/d) and to furthermore meet additional opportunities in southern Brazil.

In September 2002, we invested Ps. 5 thousand in the acquisition of a 49% equity interest in Transportes y Servicios de Gas en Uruguay S.A. ("**TGU**"), a company incorporated in Uruguay. The company's corporate purpose is the rendering of services of operation, inspection, and dealing with emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Cruz del Sur Pipeline S.A. in the Uruguayan section. On October 3, 2003 the corporate name of the subsidiary company was changed from Isonil to Transportes y Servicios de Gas en Uruguay S.A., which was registered with the Uruguayan National Board of Trade.

During 2003, through the use of innovative contractual structures we completed several projects, in spite of severe financing restrictions. In particular, in May 2003 we completed a project in which the services of engineering, construction and assembling were provided to Refinor S.A. in connection with a 4 MMm3/d compressor plant which will comp ress gas from the Chango Norte area, located in the Salta province. We also entered into an agreement with Refinor S.A. in connection with the operation and maintenance of the compressor plant. This project strengthens our presence in the area, where we already rendered services to another customer.

Another project finalized in 2003 is located in the Santa Cruz Province, in Faro Vírgenes (only 80 meters off-shore) where we treat 2.5 MMm3/d of gas from an off-shore gas field.

TELCOSUR S.A. (Telecommunications System)

We own 99.98% of TELCOSUR, a telecommunications company formed in September 1998 for the purpose of providing value-added and data transportation services, seeking to optimize the use of our existing installed telecommunications infrastructure.

During 2003, TELCOSUR entered into new agreements with major operators, in an attempt to maintain and increase contracted capacities in the long term with tariffs in line with the new market conditions, and important agreements were reached with companies in the oil sector. TELCOSUR is still looking for alternatives for the commercialization of the remaining telecommunications capacity through long-term agreements denominated in a hard currency.

During 2001, we completed a capacity expansion project of our telecommunication system, by investing US$26 million in a starting up modern microwave digital system with SDH technology.

In 2001, TELCOSUR obtained the rights of way and developed detailed engineering for the installation of a high capacity fiber optic system that will link Buenos Aires, Bahía Blanca and Neuquén.

C. Organization Structure

Our controlling shareholder is CIESA, which together with Petrobras Energía and Enron Corp. hold approximately 70% of our common stock. The shares of CIESA are currently held 50% by Petrobras Energía and a subsidiary of Petrobras Energía and 50% by subsidiaries of Enron. Local and foreign investors hold the remaining ownership of our common stock.

On April 16, 2004, the shareholders of CIESA entered into the Settlement Agreement providing for, among other things, the transfer, in two stages, of certain of our shares and the shares issued by CIESA. In the first stage: (a) Enron holding will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity; and (b) Petrobras holding will transfer our class B common shares (representing approximately 7.35% of our outstanding share capital) to certain of Enron holding. In the second stage, Enron holding will transfer their remaining outstanding share capital of CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the class B common shares held by CIESA (representing approximately 4.3% of our outstanding shares) to Enron holding.

We hold a 99.98% interest in TELCOSUR, which is incorporated as a "sociedad anónima" under Argentine law. For more information about TELCOSUR, see "—Business Overview—Other Services—Non–regulated Business" above.

D. Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. The 7,419 km (4,610 miles) natural gas transportation system that we own and operate consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 60-70 kg/cm^2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

Maintenance bases. Maintenance bases are located adjacent to the gas pipeline system in order to maintain the pipeline and related surface facilities and to handle any emergency situations which may arise. Personnel at these bases periodically examine the pipelines to verify their condition and inspect and lubricate pipeline valves. Personnel at the bases also carry out a cathodic protection system to ensure that adequate anti-corrosion systems are in place and functioning properly. They also maintain and verify the accuracy of measurement instruments to ensure that these are functioning within appropriate industry standards and in accordance with the specifications contained in our service regulations. We have determined that we can more effectively maintain the pipeline at a lower cost by outsourcing non-critical maintenance functions and reducing the number of maintenance bases. We have reduced the number of maintenance bases from 11 to 8. In addition, we have consolidated the operations of some maintenance bases with those of the compressor plants.

Compressor plants. Compressor plants along the pipelines recompress the gas volumes transported in order to restore pressure to optimal operational levels, thereby ensuring maximum use of capacity as well as efficient and safe delivery. Compressor plants are spaced along the pipelines at various points (between 100 and 200 km) depending upon certain technical characteristics of the pipelines and the required pressure for transport. Compressor plants include turbine-driven compressors or motor-driven compressors which use natural gas as fuel, together with electric power generators to supply the complementary electrical equipment (control and measurement devices, pumping, lighting, communications equipment, etc.).

We transport gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller gas pipelines. Information with respect to certain aspects of our main gas pipelines as of December 31, 2003, is set out in the table below:

Major Pipeline	Length (km)	Diameter (inches)	Maximum Pressure (kg/cm^2)	Compressor Units	Operative Compressor Plants	HP Output	Current Delivery Capacity	
							MMm^3/d	MMcf/d
General San Martín	3,408	30	60	48	15	349,200	20.4	720.4
Neuba I/Loop Sur	1,240	24/30	60	12	4	53,650	11.6	409.6
Neuba II	1,665	30/36	70	17	6	127,870	30.5	1,077.1
Other [(1)]	1,106	Various	Various	6	3	7,500	--	--
Total	7,419			83	28	538,220	62.5	2,207.1

(1)   Includes 398 km (247 miles) of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 313 km (194 miles).

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin in the extreme south at Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The pipeline serves principally the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca and Comodoro Rivadavia.

Neuba I (Sierra Barrosa-Bahía Blanca). Neuba I was built in 1970 and is one of our two main pipelines serving our principal source of gas supply, the Neuquén basin. The pipeline originates in west-central Argentina at Sierra Barrosa (Province of Neuquén), passes through the provinces of Río Negro, La Pampa and Buenos Aires, and terminates at the Cerri Complex. This pipeline transports the gas received from the Neuquén basin, particularly from the Sierra Barrosa, Charco Bayo, El Medanito, Fernández Oro, Lindero Atravesado, Centenario, Río Neuquén and Loma de la Lata gas fields. The gas delivered from Neuba I is subsequently compressed and injected into the Loop Sur and the General San Martín pipelines for transportation north to the greater Buenos Aires area.

Loop Sur. This gas pipeline was built in 1972 as an extension of Neuba I and runs parallel to a portion of the General San Martín gas pipeline. Located in the province of Buenos Aires, it transports gas from the terminus of Neuba I at the Cerri Complex at Bahía Blanca and terminates at the high pressure transmission ring around Buenos Aires, which we also operate. The gas delivered by this gas pipeline constitutes a portion of the gas supply for the greater Buenos Aires area. Loop Sur is also connected to the TGN system and allows us to deliver gas to or receive gas from TGN. Such transfers occur occasionally during periods of high demand for gas.

Neuba II. Our newest pipeline, Neuba II, was built in 1988 and is our other pipeline serving the Neuquén basin. Neuba II begins at Repsol-YPF's Loma de la Lata gas treatment plant in the western portion of the basin and runs through the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II is a principal source of gas for the Federal District and the greater Buenos Aires area.

Other Pipelines. Includes the Cordillerano pipeline, built in 1984, which receives gas from the Neuquén Basin and supplies it mainly to three tourist centers in Southern Argentina. In addition, we operate other minor pipelines, the high pressure transmission ring around Buenos Aires, the Chelforó-Conesa pipeline and other pipelines known as gas transfer pipelines.

Information regarding gas transportation system expansion is included in "Item 4. Our Information—Business Overview—Gas Transportation—Regulated Business—Pipeline Expansions".

Ancillary Facilities

Cathodic Protection System

Currently, we operate more than 200 cathodic protection devices, which are located along our main pipelines. The objective of this system is to mitigate the corrosion process on the pipes' surface. The corrosion process causes metal loss, which depending on the severity of the damage may cause pipeline ruptures. Cathodic protection equipment includes thermic, turbine-driven, motor-driven or even solar electric generators in locations where no electric lines are available. The system also includes an impressed current-deep anode, which facilitates circulation of electricity through the circuit formed by the generator, the anode itself, the pipe and the land.

Gas Control System

Located at our Buenos Aires headquarters, the gas control system controls scheduled gas injections and deliveries and allows us to follow gas flows in real time. Data is received from compressor stations by phone and automatically from remote terminal units ("**RTU's**") installed in the receipt and delivery points equipped with the EFM system. The information is normally collected by the Supervisory Control and Data Acquisition ("**SCADA**") system (which has an ad-hoc database that is updated every 30 seconds on average) and is then consolidated in other databases. In order to control gas injection and deliveries, we have developed a software system called *Solicitud, Programación, Asignación y Control* ("**SPAC**"), which, among other things, allows us to control actual volumes and projected future injections to determine producer deviations. As part of this system, we operate meteorological equipment and receive daily weather information from various sources, which is used for the purpose of forecasting gas demand.

Gas Measurement

Shipped and delivered gas is measured through primary field facilities that are connected with RTU's. Such RTU's transmit the data to the Buenos Aires headquarters. This data is utilized to prepare reports for clients, shippers, producers and ENARGAS. Energy balances are also prepared in order to control our system efficiency.

NGL production and commercialization

Our NGL production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction plant to recover ethane, propane, butane and natural gasoline, together with a lean oil absorption plant to recover propane, butane and gasoline. The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 43 MMm^3/d (1,519 MMcf/d).

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 60,450 short tons. In 1998, we completed the expansion of the processing and storage facilities of the Cerri Complex. For a more detailed description of the expansion, see "—Business Overview—NGL Production And Commercialization—Non Regulated Business" above.

Environmental Matters

We believe that our current operations are in substantial compliance with applicable laws and regulations relating to the protection of the environment. Our environmental policy is designed to comply with Argentine laws relating to hazardous waste and air quality. Under these laws, the principal hazardous substances we generate consist of discarded casing oil and those parts of the compressor station entry filters which are soaked in hydrocarbons.

Throughout 1995, we completed a study of all the emissions we produced, including gaseous, liquid and solid ones, with the objective to implement a policy of reducing and treating hazardous substances. Basically, drainage collection systems were redesigned in order to direct them to a single storage tank, while incinerators for the hazardous substances mentioned above were installed in several geographical areas of the transportation system.

Since then, we have steadily consolidated our policy in connection with environmental affairs, which in October 1998 led us to obtain the certification of our environmental management system, in accordance with the international standards ISO 14001.

In 2001, we adopted a global policy of a Management System in order to meet customers' satisfaction. Such policy consists of continuous improvement and the commitment to comply with the provisions contained in the current legislation and procedures that we establish through annual goals and objectives.

The main foundation of this policy lies in our personnel, the quality, innovation and appraisal of our products and services as well as a Management System in line with international standards.

In late 2001, we obtained the certification of the international standards ISO 9001 and the re-certification of the international standards ISO 14001.

Insurance

We maintain insurance, subject to deductibles, against third-party liability, against business interruption and against damage to our pipeline assets which pass under rivers or other bodies of water, which we believe is commensurate with standards for international natural gas transportation companies. The terms of the policies related to the regulatory assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for directors and officers.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 3—Key Information—Selected Financial Data" and our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 and the report of our independent auditors, included elsewhere herein. Such financial statements have been prepared in accordance with Argentine GAAP. This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve certain risks, uncertainties and assumptions.

These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "will likely result," "intend," "projection," "should," "believe," "expect," "anticipate," "estimate," "continue," "plan" or other similar words. Our actual results may differ materially from those identified in these forward-looking statements. For more information on forward-looking statements, see "Cautionary Statement Regarding Forward-Looking Statements". In addition, for a discussion of important factors, including, but not limited to, the going concern language included in the report issued by our independent auditors, the suspension of payments by us on our financial debt, the pesification of our tariffs and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see "Item 3—Key Information—D. Risk Factors".

Prior to August 31, 1995, Argentine GAAP required the restatement of financial information to account for inflation, which is determined by reference to the cumulative changes in the WPI published by the INDEC. Accounting for the effects of inflation for periods ending after August 31, 1995 was discontinued by an Argentine Executive Branch decree and a resolution of the CNV. Effective January 1, 2002, inflation accounting was reintroduced as part of Argentine GAAP by Resolution 3/2002 issued by the CPCECABA and Resolution N° 415 of the CNV, in view of the resumption of significant inflation in Argentina. However, in view of monetary stability in Argentina during 2003, on March 25, 2003, the Executive Branch, through Decree N° 664, suspended the application of inflation accounting for periods ending after such date. Furthermore, the CNV issued Resolution N° 441 suspending inflation accounting effective March 1, 2003. Amounts as of and for the years ended December 31, 2002 and 2001 presented in our consolidated financial statements have been restated, for comparative purposes, to constant pesos, as of February 28, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated in constant peso as of September 30, 2003. The conversion factor used to restate this information for comparative purposes were 1.0074 and 2.1983 respectively.

As mentioned above, under Argentine GAAP, financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 2.c and 2.h to our consolidated financial statements as of December 31, 2003, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV. Accordingly, our independent auditors, Price Waterhouse & Co., Buenos Aires, Argentina issued a qualified report on the above-mentioned consolidated financial statements stating that the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

Our consolidated financial statements with respect to the years ended December 31, 2003 and 2002 have been prepared on the assumption that we will continue as a going concern. Price has issued a report stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures including the violation of the contractually-agreed License terms and the devaluation of the Argentine peso. In view of these circumstances, we have breached certain financial and other covenants contained in our outstanding debt obligations. In May 2003, we announced the suspension of payments of principal and interest on our debt obligations. These circumstances raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See "Item 3. Key Information – D. Risk Factors-Risks Related to Our Business".

As a consequence of the defaults, including payment defaults, under our debt obligations, the postponement of principal and interest payments on all of our financial debt obligations and our general financial condition, we reclassified our outstanding long-term indebtedness as "current" in our consolidated balance sheet as of December 31, 2003 and 2002. In addition to this reclassification, we made an accrual of default interest on our debt obligations, some of which provide that default interest is due and payable on each interest payment date and others of which provide that a demand for payment, which demand has not been made, must be made in order for such default interest to be due and payable. Accrued default interest has been included in the line item entitled "Loans" on our consolidated balance sheet as of the years ended December 31, 2003 and 2002. As a result, the consolidated financial statements for the year ended December 31, 2002, which are included in this Annual Report, have been restated and supersede any previously disclosed or filed consolidated financial statements relating to such period.

Certain amounts shown in this Annual Report are subject to rounding. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregate of the other figures in such table.

Differences Between Argentine GAAP and US GAAP

The consolidated financial statements and the information shown in this section have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2003 and 2002 and net income (loss) for the years ended December 31, 2003, 2002 and 2001:

- the capitalization of interest costs under US GAAP;
- the capitalization of exchange differences arising from the devaluation of the Argentine peso under Argentine GAAP, which are expenses under US GAAP;
- the accounting for derivatives and hedging activities;
- the deferral of certain pre-operating and organizational expenses under Argentine GAAP, which are expensed as incurred under US GAAP;
- the effects of inflation accounting on the application of deferred tax method;
- the capitalization of certain costs incurred in connection with our financial debt restructuring process under Argentine GAAP which would be expensed under US GAAP;
- accrual for vacation; and
- the accounting for the devaluation of the peso under US GAAP at December 31, 2001.

Note 11 to our consolidated financial statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of shareholders' equity at December 31, 2003 and 2002 and net income (loss) for the fiscal years ended December 31, 2003, 2002 and 2001. Net income (loss) under Argentine GAAP for the years ended December 31, 2003, 2002 and 2001 was approximately Ps. 286.2 million, Ps. (608.4) million and Ps. 239.9 million, respectively, as compared to approximately Ps. 597.7 million, Ps. (355.9) million and Ps. (1,088.4) million, respectively, under US GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2003 and 2002 was Ps. 2,058.7 million and Ps. 1,772.5 million, respectively, as compared to approximately Ps. 1,104.0 million and Ps. 504.4 million, respectively, under US GAAP.

New Accounting Pronouncements under Argentine GAAP

On January 14, 2003, the CNV approved, with certain amendments, Technical Resolutions ("**TR**") Nos. 16, 17, 18, 19 and 20 of the Argentine Federation, which establish new accounting and disclosure standards under Argentine GAAP. These new TRs reflect the harmonizing of Argentine GAAP with International Accounting Standards ("**IAS**"), which have been implemented by the International Accounting Standards Committee ("**IASC**").

We adopted these new standards effective January 1, 2003. The principal changes from previously existing accounting and disclosure standards, as applicable to us, are as follows:

1. TR No. 16 – Conceptual Framework for the Preparation and Presentation of Financial Statements.

   - In October 2001, the Argentine Federation issued TR No. 16, which sets out a conceptual framework underlying the preparation and presentation of financial statements for external reporting. The purpose of this framework is to assist the Argentine Federation, auditors of financial statements, and other interested parties in preparing, presenting and reviewing financial statements. The conceptual framework does not define standards for any particular measurement or disclosure issue. Further, nothing in the framework overrides any specific TR. Instead, the conceptual framework sets out (a) the objective of financial statements; (b) the qualitative characteristics that determine the usefulness of information in financial statements; (c) the definition, recognition and measurement of the elements contained in the Financial Statements; and (d) an accounting model.

2. TR No. 17 - Overall Considerations for the Preparation of Financial Statements.

    *   In October 2001, the Argentine Federation issued TR No. 17, which sets out guidelines for the recognition and measurement of assets and liabilities and the introduction of benchmark and alternative accounting treatments, including with respect to the following:

    *   *Accounting Measurement of Certain Assets and Liabilities at their fair value.* TR No. 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. TR No. 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of such assets or advance settlement of such liabilities.

    *   *Labor Costs.* TR No. 17 sets out guidelines for the recognition and measurement of payroll payable. TR No. 17 establishes that such payable shall include all compensation that the company will pay to its employees in the short or long term based on the rights acquired by them on account of the services provided to the company. Accordingly, the accrual for vacations, which in the past represented a difference between Argentine GAAP and US GAAP, no longer represents a reconciliation item in the net income reconciliation for the year ended December 31, 2003.

    *   *Deferred Income tax*, TR No. 17 requires the mandatory application of the deferred income tax method to account for income taxes, which was a voluntary criterion before.

3. TR No. 18 - Specific Considerations for the Preparation of Financial Statements.

    *   In November 2001, the Argentine Federation issued TR No. 18, which sets out recognition, measurement and disclosure criterion for specific transactions and other events, including among others (a) the conversion of financial statements for consolidation purposes and for the application of the equity method, (b) financial derivative instruments, (c) leasing and (d) business segment information.

4. TR No. 19 - Amendments to TR Nos. 4, 5, 6, 8, 9, 11 and 14

    *   In November 2001, the Argentine Federation issued TR No. 19, which amended TR Nos. 4, 5, 6, 8, 9, 11 and 14. The principal amendments introduced by TR No. 19 are:

    *   *Reclassification of certain costs which were included in net sales*. In particular, TR No. 19 provides for certain specific disclosure provisions related to balance sheet and income statement items. In particular, TR No. 19 provides that only returns and other discounts should be deducted from net sales, while direct taxes and other costs directly associated with sales, i.e. turnover tax, should now be presented as operating costs.

    *   *Information for comparative purposes*. TR No. 19 amends TR No. 8 and establishes that interim balance sheet amounts should be compared to the prior year-end while interim statement of income amounts, changes in shareholders' equity and cash flow amounts should be compared to the corresponding period of the prior year.

5. TR No. 20 - Accounting for Derivative Instruments and Hedging Activities

- In April 2002, the Argentine Federation issued TR No. 20, which establishes accounting and reporting standards for derivative instruments and for hedging activities. TR No. 20 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. TR No. 20, as amended by the CPCECABA, prescribes that changes in the fair value of effective cash flow hedges are recognized in shareholder's equity and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on changes in the fair value of derivative instruments that are not designated as hedging instruments are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

6. TR No. 21 - Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions

- In February 2003, the Argentine Federation issued TR No. 21, which amends TR Nos. 4 and 5 and introduces certain amendments to other standards. This TR, as amended by the CPCECABA through resolution MD N°5/2003, will be effective for fiscal years beginning after April 1, 2003. However, the CNV by resolution 459/2004 issued in March 2004, adopted the mentioned TR for fiscal years beginning after April 1, 2004. Consequently, TR No. 21 did not impact on our consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001.

The impact of the application of these new accounting standards on our net income for the year ended December 31, 2003 in accordance with the applicable transition rules, amounted to Ps. 113.2 million. The impact of the application of these new accounting standards on our shareholders´ equity at December 31, 2002 amounted to Ps. (5.5) million.

New Accounting Pronouncements under US GAAP

The following is a summary of recent changes in US GAAP which have not had a material impact on the reconciliation to US GAAP of our reported financial results:

1. Statement of Financial Accounting Standard ("**SFAS**") No. 143 – Accounting for Asset Retirement Obligations

- In June 2001, the Financial Accounting Standards Board ("**FASB**") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted, risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143, which became effective for fiscal years beginning after June 15, 2002.

2. SFAS No. 146 – Accounting for Costs Associated with Exit or Disposal Activities

- In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("**EITF**") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

3. SFAS No. 148 – Accounting for Stock -Based Compensation

- In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002, except for certain provisions that are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

4. Financial Interpretation ("**FIN**") No. 46 – Consolidation of Variable Interest Entities

- In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Furthermore, in December 2003, the FASB released a revised version of FIN 46 ("**FIN 46R**") clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" (as defined in paragraph 395 of SFAS No. 123, "Accounting for Stock-Based Compensation") to all Special Purpose Entities created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. All entities created after January 31, 2003 by Public Entities were already required to be analyzed under FIN 46, and they must continue to do so, unless FIN 46R is adopted early.

5. SFAS No. 149 – Derivative Instruments

- In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

6. SFAS No. 150 – Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

- In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period begin ning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities.

7. SFAS No. 132 – Employers' Disclosures about Pensions and Other Postretirement Benefits

- In December, 2003, the FASB released revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. SFAS No. 132 replaces existing pension disclosure requirements. The requirements of SFAS No. 132 are effective for public entities for fiscal years ending after December 15, 2003.

8. Staff Accounting Bulletin ("**SAB**") No. 104 – Revenue recognition

- On December 17, 2003, the SEC issued SAB No. 104, which revises or rescinds portions of the interpretative guidance included in SAB No. 101, "Revenue Recognition". The main modifications introduced by SAB No. 104 are aimed at making this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in the US GAAP.

Critical Accounting Policies and Estimates

In connection with the preparation of the consolidated financial statements included in this Annual Report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these variables and assumptions in the ordinary course of business, the presentation of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different variables and assumptions. We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

- impairment of long-lived assets;

- provision for allowances and contingencies;

- income taxes – deferred tax assets and credit on assets tax.

Impairment of Long-Lived Assets

We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of a long-lived asset to be impaired when the expected cash flow, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisals and utilizing anticipated cash flows discounted at a rate commensurate with the risk involved.

We have made estimates with respect to our projected cash flow that may affect the carrying value of our long-lived assets. With respect to projected cash flow, we have made certain estimates relating to the tariff adjustments we expect to be made in the future. However, due to the uncertainties surrounding the tariff renegotiation process, these estimates are highly uncertain and there is a substantial risk that these estimates could prove to be materially inaccurate. Accordingly, we can give no assurance that the projected cash flow, based on these estimates, will be realized in the future and, consequently, whether the recoverable value of our fixed assets will exceed their respective net carrying values. For more information, see the Report of Independent Auditors to our consolidated financial statements included elsewhere in this Annual Report.

Provision for Allowances and Contingencies

We provide for losses relating to trade receivable accounts. The allowance for losses is based on management's evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the most current information available to make its evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the estimated economic conditions used in making these evaluations. Management considers all events and transactions that it believes are relevant to our business and believes it has made reasonable estimates.

We have certain contingent liabilities with respect to legal and regulatory proceedings. For more information, see "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings." We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments as of the time the accruals are made, estimates of the outcomes of these matters and our lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in estimates of future costs, which could have a material effect on our financial condition and results of operations.

Income Taxes—Deferred tax assets and tax credits

As of December 31, 2003 and 2002, we had significant deferred tax assets that were generated principally by the devaluation of the peso. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable.

Due to the economic crisis affecting Argentina, all working days between December 21, 2001 and December 31, 2001 were declared exchange holidays by the Argentine Government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1.4 per US$ 1 (buying rate) and Ps. 1.6 per US$ 1 (selling rate). As per Argentine Income Tax Law, the net exchange loss arising from the devaluation of the Argentine peso after comparing the exchange rate in force at December 20, 2001 (Ps. 1 = US$ 1) vis-à-vis the exchange rate in force at January 11, 2002 (Ps. 1.4 = US$1) is to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As a result of the application of this requirement, we maintain a deferred tax asset amounting to Ps. 87.0 million and Ps. 116.9 million at December 31, 2003 and 2002, respectively.

As of December 31, 2003 and 2002, based on current financial information, we are uncertain that we will recover our entire tax loss carryforward through future taxable income. Consequently our management has recorded a valuation allowance of Ps. 334.3 million and Ps. 545.7 million as of December 31, 2003 and 2002, respectively.

We are required to periodically evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections, which are routinely updated to reflect more recent trends in our results of operations.

We have also recorded an asset of Ps. 29 million as of December 31, 2003 for the value of our tax credit related to asset tax. In the opinion of management, it is more likely than not that we will utilize such asset against future income tax charges within the next ten years, and, as a result, no valuation allowance was recognized.

For more information see, "Item 18. Financial Statements – Notes 2.l) and 2.m)".

Overview

We commenced commercial operations on December 29, 1992. We are currently the largest transporter of natural gas in Argentina, delivering approximately 61% of the country's total gas consumption through 7,419 km (4,610 miles) of pipelines with a current delivery capacity of approximately 62.5 MMm3/d (approximately 2.2 Bcf/d). Substantially all of our gas transportation capacity is subscribed under firm long-term transportation contracts. Gas transportation activities are regulated by the Executive Branch. We are also the largest processor of natural gas and one of the largest marketers of NGL in Argentina, operating the Cerri Complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province where NGL are separated from gas transported through our pipeline system and stored for delivery. We also provide other services, which include midstream and telecommunications activities. Midstream activities consist of gas treatment, separation and the removal of impurities from the natural gas stream and gas compression, which is rendered at the wellhead, typically to gas producers. In addition, we provide services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through TELCOSUR, a company which we control. TELCOSUR provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

All companies in Argentina, and particularly public service companies, are suffering from Argentina's economic and political crisis. Since December 2001, the Argentine government has promulgated numerous, far-reaching and sometimes inconsistent laws and regulations affecting the economy (for more information, see "Item 3. Key Information— Risk Factors"). On January 6, 2002, the Public Emergency Law was enacted, which, among other provisions, eliminated tariff increases for utility companies based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. Subsequent to the enactment of the above-mentioned law, Argentina was immersed in a severe economic crisis marked by creeping inflation rates and high volatility in the peso-U.S. dollar foreign exchange rate. The pesification and the elimination of indexing and adjustment of our gas transportation tariffs has severely and adversely impacted our regulated gas transportation segment, which continues to decline, as a percentage of total net revenues, to 47% and 57% for the years ended December 31, 2003 and 2002 from approximately 78% for the year ended December 31, 2001. As a result of the deterioration of the gas transportation segment, our operations have become more dependent on the results of the NGL production and commercialization segment. Because approximately 36% of the total NGL production was exported in 2003 and domestic prices are largely influenced by international prices, revenues from the NGL production and commercialization segment have become significantly more important and constitute a larger percentage of our total net revenues.

Although the Public Emergency Law provides for a renegotiation of regulated tariffs, the renegotiation process has been subject to numerous delays and there has been very limited progress so far. In addition, the significant devaluation of the peso has had a material adverse effect on our financial condition and liquidity. Because substantially all of our indebtedness and certain of our expenses are U.S. dollar-denominated, our cash generation did not provide enough funds to meet our debt service obligations due under our indebtedness. Consequently, as of April 15, 2003, we had defaulted in the payment of principal on approximately US$400 million, exclusive of accrued interest and penalty amounts, of our debt obligations. And, on May 14, 2003, we withdrew the Initial Restructuring Proposal and announced that we would postpone principal and interest payments on all of our debt obligations.

Any further depreciation of the peso against the U.S. dollar will correspondingly increase, in relative terms, the amount of our indebtedness in pesos, with further adverse effects on our results of operations, financial condition and liquidity. Also, further delays in the tariff renegotiation process or an adverse outcome of that process, will continue to adversely affect our results of operations, financial condition and liquidity.

Laws and regulations currently governing the economy may continue to change in the future and, as a result, these changes may adversely affect our business, financial condition or results of operations. For more information, see "Item 3. Key Information—D. Risk Factors". The consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of the uncertain economic and political environment in Argentina.

The following chart shows certain macroeconomic indicators in Argentina for the periods indicated:

Inflation Rates[1]		
	WPI	**CPI**
Year 2004[2]	**3.86 %**	**2.73 %**
May	1.52 %	0.74 %
April	0.68 %	0.85 %
March	0.68 %	0.60 %
February	1.27 %	0.10 %
January	(0.34) %	0.42 %
Year 2003[3]	**1.95 %**	**3.66 %**
December	1.74 %	0.21 %
November	1.04 %	0.25 %
October	0.53 %	0.59 %
September	(0.17) %	0.04 %
August	1.37 %	0.02 %
July	(0.04) %	0.45 %
June	(0.14) %	(0.09) %
May	(0.63) %	(0.39) %
April	(1.83) %	0.06 %
March	(0.69) %	0.59 %
February	0.39 %	0.57 %
January	0.42 %	1.32 %

[1]   As published by the Instituto Nacional de Estadísticas y Censos.
[2]   Cumulative change since December 31, 2003.
[3]   Cumulative change since December 31, 2002.

Discussion of Results of Operations for the Three Years ended December 31, 2003, 2002 and 2001

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2003, 2002 and 2001, stated in pesos:

	2003	*2002*	*2001*
	In millions of pesos		
Gas transportation...	*422.1*	*532.1*	*954.2*
NGL production and commercialization............	*428.4*	*347.4*	*228.1*
Other services	*42.3*	*60.0*	*37.9*
Net revenues..	**892.8**	**939.5**	**1,220.2**
Operating costs	*(242.3)*	*(232.8)*	*(259.4)*
Depreciation and amortization...........................	*(185.0)*	*(202.9)*	*(167.4)*
Costs of sales..	**(427.3)**	**(435.7)**	**(426.8)**
Gross operating profit.....................................	**465.5**	**503.8**	**793.4**
Administrative and selling expenses	*(58.6)*	*(67.9)*	*(94.5)*
Operating income..	**406.9**	**435.9**	**698.9**
Other expenses, net..	*(26.4)*	*(6.1)*	*(126.6)*
Equity in earnings (losses) of affiliates	*4.0*	*(4.6)*	*(0.1)*
Net financial expense	*(219.8)*	*(1,071.4)*	*(198.1)*
Income tax- benefit (expense)	*121.5*	*37.8*	*(134.2)*
Net income (loss)	**286.2**	**(608.4)**	**239.9**

According to Resolution 441 issued by the CNV, our financial information above has been restated to reflect the effect of inflation as of February 28, 2003. Consolidated financial information for the year ended December 31, 2003 includes the effects of inflation accounted for the first two months of the year, during which the cumulative change in the WPI was 0.7%. However, consolidated financial information for the year ended December 31, 2002 includes the effects of inflation accounted for during the full fiscal year, reflecting the 118.2% cumulative change in the WPI for the twelve month period ended December 31, 2002. Consolidated financial information for the year ended December 31, 2001 does not include the effects of inflation, as required under Argentine GAAP. See "Presentation of Financial and Other Information".

For comparative purposes, peso-denominated amounts for the years ended December 31, 2002 and 2001 have been restated using a conversion factor of 1.0074 and 2.1983, respectively.

Fiscal Year 2003 Compared to Fiscal Year 2002

Net Revenues

Regulated Gas Transportation Segment. Net revenues from the gas transportation segment accounted for approximately 47% and 57% of total net revenues for the years ended December 31, 2003 and 2002, respectively, reflecting the deterioration of this segment. Gas transportation segment revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible transportation services subject to available pipeline capacity. With respect to our gas transportation segment, we face no commodity risk because we are not the owner of the gas that is transported through the pipeline.

Net revenues from the gas transportation segment for the year ended December 31, 2003 decreased by approximately 20%, or Ps. 110.0 million, as compared to the year ended December 31, 2002. Although contracted capacity remained consistent with the prior year, gas transportation segment revenues decreased primarily due to the lack of tariff adjustment as a consequence of the recurrent delays in the start of the renegotiation process and the restatement of 2002 amounts to account for the effects of inflation. Both effects were partially offset by higher revenues related to interruptible transportation, which resulted from a greater demand for natural gas. For more information about the current status of regulated tariffs, see Note 6 to the consolidated financial statements, included elsewhere in this Annual Report.

In addition, in November 2003, we entered into an agreement with a consortium of gas producers in the Austral basin. This project consists of providing transportation services to the plant owned by Methanex, which is a leader in methanol production in Chile. Under the agreement, we will install a 12,700 HP compressor plant on the General San Martín pipeline and, through Emprendimientos de Gas del Sur S.A. ("**EGS**"), we will build a 6 km pipeline with 1 MMm3/d (35 Mcf/d) of initial capacity. This pipeline will link our main pipeline system with the Chilean border. We expect this initial capacity to be expanded to 1.2 MMm3/d (42.4 Mcf/d) by 2009. The project will be funded through advance payments made by the consortium for the future transportation services to be rendered starting in December 2004. This project will permit us to link our gas transportation system to Chilean gas demand.

Non-Regulated NGL Production and Commercialization Segment. Net revenues from the NGL production and commercialization segment accounted for approximately 48% and 37% of total net revenues for the years ended December 31, 2003 and 2002, respectively. As a consequence of the adverse effects suffered by our gas transportation segment, our results of operations are now significantly more dependent on the results of the NGL production and commercialization segment. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of our main pipelines. At the Cerri complex, we recover ethane, propane, butane and natural gasoline. We sell our production to NGL marketers and refineries in the local market and part of the production is exported. A significant portion of the production of natural gasoline is exported while ethane is entirely sold in the domestic market to PBB. All of our NGL production and commercialization segment revenues are based on spot market prices. We sell NGL for export at the international reference price for propane and butane, commonly referred to as the Mont Belview price, less a discount. In the domestic market, we set prices in a manner designed to maintain parity in U.S. dollar terms with the prices received by us for our NGL exports. Consequently, the NGL business is exposed to risk based on changes in the reference prices for NGL. Ethane is sold to PBB at agreed, U.S. dollar-denominated prices.

Net revenues for the NGL production and commercialization segment rose by Ps. 81.0 million, or 23%, for the year ended December 31, 2003, as compared to the year ended December 31, 2002, primarily due to: (i) higher international NGL prices, which influenced local prices, (ii) the renegotiation of some processing and marketing agreements that were originally peso-denominated and which are now U.S. dollar-denominated, and (iii) a 4% increase in the volume of NGL sold. All these effects were partially offset by the restatement of 2002 amounts to account for the effects of inflation.

Other Services. Net revenues from the other services segment accounted for approximately 5% and 6% of total net revenues for the years ended December 31, 2003 and 2002, respectively.

This segment includes midstream and telecommunications services. Midstream services include gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. These services are rendered by us or through our subsidiaries LINK and TGU. Telecommunications services are rendered through TELCOSUR, a 99.98% owned subsidiary.

Net revenues derived from the other services segment decreased to Ps. 42.3 million, or 30%, for the year ended December 31, 2003, as compared to Ps. 60.0 for the year ended December 31, 2002, primarily due to higher construction services rendered in 2002 and the restatement of 2002 amounts to account for the effects of inflation. However, these effects were partially offset by the effect of renegotiations of prices and tariffs of midstream and telecommunications services, which had been affected by devaluation of the peso, and the provision of additional midstream services. In 2003, we successfully completed the renegotiation of outstanding midstream and telecommunication agreements which were originally peso-denominated and, consequently, were adversely affected by the large peso devaluation. Through the implementation of the new agreements, we were able to increase our midstream revenue basis.

Costs of Sales

Costs of sales for the year ended December 31, 2003 decreased Ps. 8.4 million, or 2%, as compared to the year ended December 31, 2002. The decrease is primarily due to lower depreciation and amortization expense in 2003, as a consequence of the decline in the capitalization of exchange loss due to the stabilization of the peso relative to the U.S. dollar during the period from December 31, 2002 to July 28, 2003, last date for which exchange loss capitalization was permitted (for more information see Note 2.i) to the consolidated financial statements, included elsewhere in this Annual Report). Also, the reduction reflects higher pipeline construction costs in 2002 as well as the restatement of 2002 amounts to account for the effects of inflation. This decrease was offset by a Ps. 9.5 million increase in operating costs due to higher costs associated with increased NGL production and commercialization.

Administrative and Selling Expenses

Administrative and selling expenses for the year ended December 31, 2003 decreased by Ps. 9.3 million, or 14%, as compared to the year ended December 31, 2002. The decline is largely the result of the restatement of 2002 amounts to account for the effects of inflation, as well as lower depreciation expenses and an increase in the allowance for doubtful accounts in 2002.

Other Expenses, Net

Other expenses, net for the year ended on December 31, 2003 increased by Ps. 20.3 million, as compared to the year ended December 31, 2002, primarily due to the creation of a reserve related to of the adverse ruling from the Supreme Court on the lawsuit that GdE filed several years ago regarding the transfer of certain assets. For more information on these lawsuits, see "Item 8. Financial Information - Consolidated Statements and Other Financial Information - Legal and Regulatory Proceedings".

Equity in Earnings (Losses) of Affiliates

Equity in earnings (losses) of affiliates increased by Ps 8.6 million for the year ended December 31, 2003, as compared to the year ended December 31, 2002, primarily due to higher earnings related to our investment in LINK.

Net financial expense

Net financial expense for the years ended December 31, 2003 and 2002 is as follows:

	For the years ended December 31,	
	2003	**2002**
Generated by assets	**(in millions of pesos)**	
Interest income	18.2	15.4
Loss on exposure to inflation	(5.1)	(217.9)
Foreign exchange (loss) / gain, net of inflation	(32.9)	79.3
Holdings losses	-	(37.4)
Total	**(19.8)**	**(160.6)**
Generated by liabilities		
Interest expense	(235.4)	(298.5)
Gain from exposure to inflation	1.5	114.0
Foreign exchange gain / (loss), net of inflation	63.6	(695.0)
Amortization of intangible assets	(9.6)	(16.7)
Other expenses and financial charges	(20.1)	(14.6)
Total	**(200.0)**	**(910.8)**
Total net financial expense	**(219.8)**	**(1,071.4)**

For the year ended December 31, 2003, we reported a net financial expense of Ps. 219.8 million, as compared to a net financial expense of Ps. 1,071.4 million for the year ended December 31, 2002. This decrease is primarily due to the appreciation of the peso against the U.S. dollar. The appreciation of the peso in 2003 partially mitigates the significant devaluation effect recognized and reported in 2002 when the exchange rate rose from US$ 1.00 = Ps. 1.00 to US$1.00 = Ps. 3.37 as of December 31, 2002, net of the capitalized portion of exchange loss in "Property, plant and equipment, net" and the recognition of inflation effects on our net monetary liability position during 2002. In addition, the decrease in net financial expense in 2003 reflects a lower interest expense due to a decline in the average exchange rate in 2003 as compared to 2002, and the restatement of 2002 amounts to account for the effects of inflation.

Income Tax

Income tax, as determined by the deferred tax methodology, for the year December 31, 2003 reported a Ps. 121.5 million income tax benefit. This amount includes the income tax expense as determined applying the statutory tax rate on the pre-tax income. The income tax expense thus determined was more than compensated by the combination of: (i) a reduction of the deferred tax liability due to a decrease in the capitalization of exchange loss in "Property, plant and equipment, net" and (ii) the reduction of the tax loss carryforward allowance. This income tax benefit compares to the Ps. 37.8 million income tax benefit reported for the year ended December 31, 2002, primarily due to a significant tax loss carryforward generated by the devaluation effect coupled with the deferral over a five-year period of the exchange loss as permitted by the Public Emergency Law and Decree N° 2,568/02. Both effects were partially offset by a deferred tax liability resulting from the capitalization of exchange loss.

Fiscal Year 2002 Compared to Fiscal Year 2001

Net Revenues

Regulated Gas Transportation Segment. Net revenues from the gas transportation segment accounted for approximately 57% and 78% of the total net revenues for the years ended December 31, 2002 and 2001, respectively.

Net revenues from the gas transportation segment for the year ended December 31, 2002 decreased by approximately 44% as compared to the year ended December 31, 2001, principally due to the fact that regulated transportation tariffs remained unadjusted during 2002. The decrease is also attributable to the recognition of tariff increases based on changes in the PPI during the year ended December 31, 2001, as provided by our License. Increases in gas transportation tariffs associated with increases in PPI were suspended during the fourth quarter of 2001 and, as a result, we recorded a loss in "Other expenses, net" during that quarter, reflecting our inability to recover deferred PPI adjustments accrued both in 2001 and 2000. These negative effects have been partially offset by higher average contracted capacity, which increased from 60.7 MMm³/d (2.1 Bcf/d) for the year ended December 31, 2001 to 61.4 MMm³/d (2.2 Bcf/d) for the year ended December 31, 2002, reflecting the impact of new firm transportation agreements that took effect in June 2001. We also had an increase in revenue due to an increase in interruptible transportation service.

During the year ended December 31, 2002, a new pipeline connecting our gas transportation system to the Cruz del Sur pipeline (which links Buenos Aires to Uruguay) commenced operations. This connection pipeline, with a current transportation capacity of 1 MMm³/d (0.035 Bcf/d), is owned by LINK.

Non-Regulated NGL Production and Commercialization Segment. Net revenues from the NGL production and commercialization segment accounted for approximately 37% and 19% of total net revenues for the years ended December 31, 2002 and 2001, respectively. Net revenues from the NGL production and commercialization segment increased by approximately Ps. 119.3 million, or 52%, for the year ended December 31, 2002, as compared to the year ended December 31, 2001. The increase is primarily due to an increase in production volume and higher prices of NGL. The 10% increase in NGL production is due to agreements signed with gas producers within the Neuquén area. We have worked to improve the quality of the gas shipped to the Cerri Complex during 2002 in response to the competition posed by a processing plant owned by MEGA, which commenced operations in early 2001 and has a processing capacity 36 MMm3/d (1.3 Bcf/d).

Export prices have significantly increased on a relative basis, considering the devaluation of the peso, while in U.S. dollar terms prices for NGL decreased in 2002 by approximately 7% compared to 2001. All export sales, however, were adversely affected by a 5% tax on exports imposed by the Argentine government.

Other Services. Net revenues from the other services segment accounted for approximately 6% and 3% of total net revenues for the years ended December 31, 2002 and 2001, respectively.

Net revenues from the other services segment increased by approximately Ps. 22.1 million, or 58 %, for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to additional pipeline construction service and the telecommunications services rendered through our wholly-owned subsidiary TELCOSUR. TELCOSUR had net income of Ps. 1.2 million and Ps. 1.0 million for the years ended December 31, 2002 and 2001, respectively. In 2002, we renegotiated approximately half of our outstanding gas gathering, compression and treatment contracts in a manner that partially compensates for the impact of domestic inflation and provides for associated tariff adjustments based on changes in the price of gas at the wellhead.

The tariffs for the telecommunication business were originally U.S. dollar-denominated. However, as mandated by the Public Emergency Law, tariffs were pesified at the exchange rate of Ps. 1.00 = US$1.00, plus or minus an adjustment factor. The adjustment factor, set by the government, essentially follows the Argentine consumer inflation rate.

Costs of Sales

Costs of sales increased by approximately Ps. 8.9 million, or 2%, from Ps. 426.8 million for the year ended December 31, 2001 to Ps. 435.7 million for the year ended December 31, 2002. Operating costs included in the costs of sales decreased by approximately Ps. 26.6 million, or 10%, from Ps. 259.4 million for the year ended December 31, 2001 to Ps. 232.8 million for the year ended December 31,2002. During 2002, we focused on cost control and on replacing foreign supplies with domestic supplies. We also held wage increases in pesos to an amount less than the rate of consumer and wholesale inflation.

Depreciation and amortization expense increased by approximately Ps. 35.5 million, or 21%, from Ps. 167.4 million for the year ended December 31, 2001 to Ps. 202.9 million for the year ended December 31, 2002, primarily due to the amortization of the exchange loss capitalized in "Property, plant and equipment, net". For more information, see Note 2.i) to the consolidated financial statements, included elsewhere in this Annual Report.

Administrative and Selling Expenses

Administrative and selling expenses decreased by approximately Ps. 26.6 million, or 28%, from Ps. 94.5 million for the year ended December 31, 2001, to Ps. 67.9 million for the same period in 2002. This decline is largely a result of the adjustment of certain costs at a significantly lower rate than the general wholesale inflation rate as well as a number of cost-saving measures implemented during 2002 in response to the severe financial crisis in Argentina.

Other Expenses, Net

Other expenses, net for the year ended December 31, 2002 decreased by Ps. 120.5 million, or 95%, as compared to the year 2001, primarily due to the elimination of PPI adjustments to our transportation tariffs as a result of governmental action in 2002.

Net Financial Expense

Net financial expense for the years ended December 31, 2002 and 2001 are as follows:

	For the years ended December 31,	
	2002	2001
	(in millions of pesos)	
Generated by assets		
Interest income	15.4	11.8
Loss on exposure to inflation	(217.9)	—
Holding losses	(37.4)	—
Foreign exchange gain, net of inflation	79.3	—
Total	**(160.6)**	**11.8**
Generated by liabilities		
Interest expense	(298.5)	(185.0)
Gain on exposure to inflation	114.0	—
Foreign exchange loss, net of inflation	(695.0)	(4.8)
Amortization of intangible assets	(16.7)	(14.4)
Others	(14.6)	(5.7)
Total	**(910.8)**	**(209.9)**
Total net financial expense	**(1,071.4)**	**(198.1)**

For the year ended December 31, 2002, we reported a net financial expense of Ps. 1,071.4 million as compared to a net financial expense of Ps. 198.1 million for the year ended December 31, 2001. This increase in net financial expense is primarily due to the exchange loss caused by the devaluation of the peso that was not eligible for capitalization in "Property, plant and equipment, net" as of December 31, 2002. In addition, as a result of the devaluation of the peso, accrued interest in 2002 on our largely U.S. dollar-denominated debt has significantly increased in peso terms. Both effects have been partially offset by a net gain on exposure to inflation due to our net monetary liability position for the year ended December 31, 2002.

Income tax

We recorded an income tax benefit of Ps. 37.8 million in 2002, resulting from the recognition of net deferred tax assets largely derived from the large tax loss carryforward, partially offset by a deferred tax liability arising from the capitalization of exchange loss in "Property, plant and equipment, net" for accounting purposes. The Ps. 134.2 million income tax expense reported for the year ended December 31, 2001 basically represents the accrual for estimated income tax expense on taxable income for the year.

B. Liquidity and Capital Resources

Liquidity

Prior to the 2002 economic crisis in Argentina, we relied on internally generated funds, supplemented by third party financings and access to capital markets through our several global programs for debt issuances. For more information, see "Item 18. Financial Statements –Note 5". However, as a direct consequence of the default of the Argentine sovereign bonds, as well as adoption of the Public Emergency Law and other economic measures by the Argentine government, we no longer have access to third-party external financing or the capital markets. As a result, we have had to rely principally on internally generated cash to satisfy all of our payment obligations. Internally generated cash, however, was not sufficient to service our debt and satisfy significant payment obligations due upon the maturity of several debt obligations in 2003, leading to payment defaults on those debt obligations. As described below, all of our debt obligations are currently in default status. While we announced, on May 14, 2003, that we would no longer make payments of principal and interest on our debt obligations, which has conserved cash in the short-term, the default status of our debt obligations and the failure of the initial restructuring proposal present significant obstacles to maintaining and ensuring liquidity over the long-term. As of the date of this Annual Report, approximately US$1,027.1 million, exclusive of accrued interest and penalty amounts, of our financial debt obligations are currently due and payable or capable of being declared due and payable.

Our primary sources and uses of cash during the years ended December 31, 2003, 2002 and 2001, are shown in the table below:

	For the years ended December 31,		
	2003	2002	2001
	(in millions of pesos)		
Cash and cash equivalents at the beginning of the year	204.1	122.2	43.8
Cash flows provided by operating activities	527.6	241.2	470.0
Cash flows used in investing activities	(61.5)	(96.7)	(467.5)
Cash flows provided by (used in) financing activities before dividends paid	2.0	(62.6)	283.0
Dividends paid...	—	—	(207.1)
Cash flows provided by (used in) financing activities...................................	2.0	(62.6)	75.9
Net increase in cash and cash equivalents...	468.1	81.9	78.4
Cash and cash equivalents at the end of the year	672.2	204.1	122.2

Cash flows provided by operating activities

Cash flows provided by operating activities for the year ended December 31, 2003 increased by approximately Ps. 286.4 million, as compared to the year ended December 31, 2002. This increase reflects the suspension of principal and interest payments on our financial debt obligations, as from May 15, 2003.

Cash flows provided by operating activities for the year ended December 31, 2002 decreased by approximately Ps. 228.8 million, as compared to the year ended December 31, 2001. This decrease is primarily due to the lack of adjustment of the gas transportation tariffs and the increase in the interest paid on our U.S. dollar-denominated debt. However, these negative effects were partially offset by increased revenue from the non-regulated segments and lower operating, administrative and selling costs, reflecting the cost-saving measures we introduced during 2002.

Cash flows used in investing activities

Cash flows used in investing activities for the year ended December 31, 2003 decreased by approximately Ps. 35.2 million, as compared to the year ended December 31, 2002, primarily due to the suspension of an expansion project as a consequence of the Argentine economic crisis in 2002.

Cash flows used in investing activities for the year ended December 31, 2002, decreased by approximately Ps. 370.8 million, as compared to the year ended December 31, 2001. Almost all of the decrease was due to the significant capital expenditures associated with the gas transportation system expansion during 2001, followed by a significant curtailment of expenditures in 2002 in order to preserve cash in light of the Argentine economic crisis.

Cash flows provided by (used in) financing activities

Cash flows provided by (used in) financing activities before dividends paid for the year ended December 31, 2003 increased by Ps. 64.6 million, as compared to the year ended December 31, 2002, reflecting the advance payments received in 2003 from certain customers for services to be provided in the future and the suspension of principal and interest payments due under our financial debt obligations on May 15, 2003.

Cash flows provided by (used in) financing activities before dividends paid for the year ended December 31, 2002 decreased by approximately Ps. 345.6 million, as compared to the year ended December 31, 2001. Almost all of this decrease was due to the significant indebtedness incurred to finance our capital expenditures during 2001, offset by lower debt repayments in 2002.

As a consequence of the economic crisis, we have not paid dividends since 2001. In 2001, we paid a dividend of Ps. 207.1 million, based on net income for the second half of 2000 and the first half of 2001.

Capital Resources

Due to the severe financial crisis in Argentina and our resulting default under our financial indebtedness, we have had no access to external sources of financing or the capital markets generally since 2001. Consequently, since that time, we have had to rely only on internally generated funds to satisfy our payment obligations. However, our ability to generate funds internally has suffered severely from the pesification of our tariffs, resulting in lower revenues from our gas transportation segment, and the devaluation of the peso, resulting in, in relative U.S. dollar terms, lower revenues and a substantial increase in our indebtedness. The impact of these conditions on our financial condition caused us to breach financial and certain other covenants contained in several of our significant debt obligations, thereby causing defaults to occur under those debt obligations. In turn, those defaults caused cross-defaults to occur under substantially all of our other debt obligations. In addition, approximately US$492 million of our indebtedness was scheduled to mature in 2003, followed by significant maturities in 2004 and 2005. As of the date of this Annual Report, approximately US$ 1,027.1 million, exclusive of accrued interest and penalty amounts, of our debt obligations are currently due and payable or capable of being declared due and payable.

As a result of these events and conditions, on February 24, 2003, we launched a proposal aimed at restructuring substantially all of our outstanding indebtedness, amounting to, exclusive of accrued interest and penalty amounts, US$1,027.1 million (the "**Initial Restructuring Proposal**"). The primary goals of the Initial Restructuring Proposal included:

- the adjustment of existing maturities of our debt obligations to postpone substantial maturities that were to occur in the short-term;

- the adjustment of the interest rate and amortization schedule of our debt obligations so as to align them with our expected cash flow over the short- and long-term; and

- the amendment of certain covenants contained in our debt obligations, which were breached as described above, and the waiver of all existing defaults under our debt obligations.

We intended to implement the Initial Restructuring Proposal by means of an *Acuerdo Preventivo Extrajudicial* ("**APE**"), a new out-of-court restructuring procedure (the "**APE Procedure**") introduced pursuant to Argentine Bankruptcy Law 24,522 (as amended by Argentine Bankruptcy Law 25,589). The APE Procedure, in general, permits a company to restructure its debt obligations, including with respect to non-consenting creditors, pursuant to a private agreement, the APE, entered into between us and creditors representing two-thirds of the aggregate principal amount of indebtedness being restructured, subject to certain other terms and conditions and the receipt of endorsement by an Argentine court. The table below sets forth our outstanding financial debt that was included in the Initial Restructuring Proposal:

	US$
Trade and Peso Loans……………	33.3
ST and Import Finance…………..	67.7
Commercial Creditor A & B Agreement ……..…..…………	0.1
Series 1 Notes……………………	150.0
Series 2 Notes…………………….	150.0
Series 3 Notes…………………….	100.0
OPIC Note………………………..	200.0
IDB Loans………………………..	326.0
Total Debt……………………..	**1,027.1**

In connection with the Initial Restructuring Proposal, we called separate meetings of holders of each series of our notes at which meetings the holders had the opportunity to vote in favor of or against the Initial Restructuring Proposal. But despite obtaining substantial consent in favor of the Initial Restructuring Proposal at those meetings, we nonetheless failed to obtain the level of consent that was necessary under Argentine law to implement the Initial Restructuring Proposal pursuant to the APE Procedure.

Consequently, as of April 15, 2003, we had defaulted in the payment of principal on approximately US$400 million, exclusive of accrued interest and penalty amounts, of our debt obligations. And, in May 2003, we withdrew the Initial Restructuring Proposal and announced that we would postpone principal and interest payments on all of our financial debt obligations. As of the date of this Annual Report, the amount of principal payments on which we have defaulted amounted to approximately US$557.7 million. In addition, approximately US$1,027.1 million, exclusive of accrued interest and penalty amounts, of our debt obligations are currently due and payable or capable of being declared due and payable. As of May 31, 2004, we owed approximately US$94.6 million in past due interest, exclusive of default interest and interest on overdue interest. As a consequence of the defaults, including payment defaults, under our debt obligations, the postponement of principal and interest payments on all of our financial debt obligations and our general financial condition, we classified our outstanding long-term indebtedness as "current" in our consolidated balance sheet as of December 31, 2003 and 2002. In addition to this classification, we made an accrual of default interest on our debt obligations, some of which provide that default interest is due and payable on each interest payment date and others of which provide that a demand for payment, which demand has not been made, must be made in order for such default interest to be due and payable.

We are currently in negotiations with our creditors for the purpose of agreeing on the terms and conditions of a new restructuring proposal. While we expect the basic terms, conditions and structure of such a new restructuring proposal may be substantially different from those of the Initial Restructuring Proposal, the goals will nevertheless be the same. In addition, any such restructuring is likely to impose on us financial and operating restrictions, such as restrictions on dividend payment and capital expenditures and other investments, beyond those that are included in our currently defaulted debt obligations. However, we are uncertain whether these negotiations will result in a successful restructuring of our debt obligations in the near future or at all. These uncertainties relate to, among other things, creditor action or inaction, prevailing economic and market conditions in Argentina and uncertainties under Argentine and U.S. law. Unless we are able to restructure our debt obligations, our creditors could file an involuntary bankruptcy petition, which would force us into bankruptcy ("*quiebra*"), to file our own petition for voluntary reorganization ("*concurso preventivo*") or to avail ourselves of other bankruptcy procedures, which could ultimately result in our liquidation.

The terms on which we may ultimately renegotiate our debt obligations continue to be under discussion with our creditors. Any such restructuring, however, is likely to impose on us financial and operating restrictions, such as restrictions on dividend payments and capital expenditures and other investments, beyond those that are included in our currently defaulted debt obligations.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2004-2006 period, in million of dollars, are set forth in the following table:

	2004	2005	2006	Total
Gas transportation				
Reliability and others	17.5	16.4	23.6	57.5
Expansions	4.6	-	-	4.6
Operational efficiencies	1.9	-	-	1.9
Total...	**24.0**	**16.4**	**23.6**	**64.0**
NGL production and commercialization	**4.5**	**2.2**	**1.8**	**8.5**
Other services	**0.3**	**-**	**-**	**0.3**
Total Capital Expenditures **....................**	**28.8**	**18.6**	**25.4**	**72.8**

Considering the current uncertainty surrounding the economic, social and political environment in Argentina, we decided to significantly reduce our investment plan for the following years, limiting investments to those necessary to maintain operational safety and reliability of the pipeline system. We expect working capital to be sufficient to meet these capital expenditures, even after giving effect to any restructuring of our financial indebtedness with our creditors.

The table described above does not include the potential government required expenditures for the expansion of the San Martín and Cordillerano pipelines.

In February 2004, we reached an agreement with UNIREN and Sur, under which we will invest US$7.5 million in a pipeline expansion. The project consists of the construction of approximately 51 km (32 miles) of looping pipeline that is to be connected to the Cordillerano pipeline. Our investment in this project will reduce, on a dollar-for-dollar basis, our liability to GdE (the predecessor in interest of UNIREN for this purpose) in respect of a claim filed by GdE in 1996 for which our ultimate liability has not yet been determined. See "Item 8. Financial Information -- Consolidated statements and Other Financial Information -- Legal and Regulatory Proceedings".

Additionally, in June 2004, we submitted to the Federal Energy Bureau, to comply with its request, a project for an expansion of 2.9 MMm3/d (102.4 MMcf/d) of the San Martín pipeline transportation capacity. The expansion involves the construction of approximately 500 Km (310.7 miles) of looping pipeline and the increase of the compression capacity by 27,700 HP through the construction of a compressor plant and the rebumping of compressor units. We estimate that the total cost of the expansion will amount to approximately US$225 million. As of the date of this Annual Report, no detailed structure for the financing of the expansion has been determined. We expect that we will be required to partially invest in this expansion, with the government and other parties financing the balance. The structure of tariffs for transportation through the new pipeline also continues to be under discussion with the government and other interested parties.

Derivative financial instruments

Interest rate caps

As of December 31, 2003, we had outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$200 million note (the "**OPIC Note**") issued under our 2000 Euro-Medium Term Global Note Program (the "**2000 EMTN Program**").

In July 2001, we entered into interest rate cap with knock-out agreements associated with the OPIC Note issued under the 2000 EMTN Program, pursuant to which we set the 3-month LIBOR at an annual cost of 5.25% in the event that such rate fluctuates between 5.25% and 8% annually. However, in the event LIBOR at the beginning of any interest period is equal to or greater than 8%, we will pay LIBOR that is in effect for such interest period. These agreements have an aggregate notional amount of US$200 million and mature on April 24, 2006. Amortization of the above-mentioned issuance is in five semi-annual installments starting April 24, 2004 and matches the amortization schedule of the interest rate agreements. Premiums paid by us amounted to US$2.9 million. As of December 31, 2003, the fair value of the investments amounted to US$64 thousand based on information provided by the financial institutions with which the hedging agreements were entered.

The cost of the derivative financial instruments described above was recorded as an intangible asset and, until December 31, 2002, was amortized in line with the remaining term of the OPIC Note. During the year ended December 31, 2003, the agreements have not generated results due to the fact that LIBOR remained below an annual rate of 5.25%. Based on the current and future expected level of LIBOR, we decided that LIBOR-index derivatives are no longer effective to cover the risk of interest rate fluctuation and, consequently, the difference between the unamortized portion of the premium paid at inception and its fair value (included in "Other Current receivables") was charged to expense during the year ended December 31, 2003. Such difference amounted to Ps. 3.4 million and was included within the "Net financial expense" line item in the consolidated statement of income.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for more information.

C.   Research and Development, Patents and Licenses, etc.

Not applicable.

D.   Trend Information

As described above, natural gas consumption in Argentina has increased significantly since 1980, and local demand for natural gas is expected to increase at an annual rate of 3.6% through the year 2010 due to the availability of abundant natural gas supplies in Argentina, low prices of natural gas relative to competing energy sources and an increase in gas pipeline capacity. In addition, demand for natural gas has increased as a result of (i) the recovery of certain industries in the Argentine economy, (ii) the devaluation of the peso and the pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive as compared to other sources of energy, and (iii) lower hydroelectric generation due to a decrease in rainfall. However, notwithstanding this increase in demand, these conditions have also severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, distribution companies have been prohibited from passing through price increases to consumers. Producers of natural gas, therefore, have been limited, if not unable, to implement wellhead gas price adjustments since 2002, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, producers of natural gas have limited their investments in exploration and production of natural gas. Likewise, the elimination of tariff adjustments for transportation companies has caused transportation companies to suffer a decrease in their profitability and, therefore, such companies have limited their investments in pipeline expansion activities. These events have contributed to the impending energy crisis in the natural gas industry, where demand is expected to significantly exceed available capacity.

In light of these events, the Argentine government has decided to initiate a number of strategies, measures and programs aimed at mitigating the impending energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the following:

- Creation of ENARSA with the purpose to restore the levels of reserves, production and supply of gas and meet the infrastructure needs of gas transportation and electricity. The controlling shareholder will be the Argentine Government and a portion of the common stock will be sold to private investors.

- Short–and–long term investment in state-owned infrastructure to increase the generation of hydroelectric and nuclear energy.
- Tax on exports has been increased from 20% to 25% for oil exports, and from 5% to 20% for NGL exports and a new 20% withholding tax will be applied to natural gas exports.
- Using as a reference 95% of the prior year consumption levels, discounts will be granted to users with lower spending in this year while fines will be levied for higher consumption.
- Decision to import natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela - the latter as alternative fuel to natural gas —and to reduce natural gas exports to Chile.
- Constitution of trust funds (Resolution 185/04 of the Ministry of Federal Planning, Public Investment and Utilities) with the objective to finance infrastructure works in gas transportation.

With respect to our gas transportation business, in June 2004, we submitted to the Federal Energy Bureau, to comply with its request, a project for an expansion of 2.9 MMm3/d (102.4 MMcf/d) of the San Martín pipeline transportation capacity. The expansion involves the construction of approximately 500 Km (310.7 miles) of looping pipeline and the increase of the compression capacity by 27,700 HP through the construction of a compressor plant and the rebumping of compressor units. We estimate that the total cost of the expansion will amount to approximately US$225 million. As of the date of this Annual Report, no detailed structure for the financing of the expansion has been determined. We expect that we will be required to partially invest in this expansion, with the government and other parties financing the balance. The structure of tariffs for transportation through the new pipeline also continues to be under discussion with the government and other interested parties.

In furtherance of this objective, we launched an open bidding whereby we are offering 2.9 MMm3/d of firm transportation capacity, which we expect to be in service starting in the middle of 2005. In connection with this additional pipeline capacity, we intend to not only render transportation services but also operation and maintenance services related to the associated facilities.

In addition, in November 2003, we entered into an agreement with a consortium of gas producers in the Austral basin. This project consists of providing transportation services to the plant owned by Methanex, which is a leader in methanol production in Chile. Under the agreement, we will install a 12,700 HP compressor plant on the General San Martín pipeline and, through EGS, we will build a 6 km pipeline with 1 MMm3/d (35 Mcf/d) of initial capacity. This pipeline will link our main pipeline system with the Chilean border. We expect this initial capacity to be expanded to 1.2 MMm3/d (42.4 Mcf/d) by 2009. The project will be funded through advance payments made by the consortium for the future transportation services to be rendered starting in December 2004. This project will permit us to link our gas transportation system to Chilean gas demand.

As a result of the deterioration of our gas transportation segment, operations relating to NGL production and commercialization represented a larger portion of our total net revenues during 2003 and 2002, as compared to previous years. For the year ended December 31, 2003, net revenues relating to NGL production and commercialization represented approximately 48% of total net revenues, as compared to 37% for the same period in 2002. This increase is primarily due to higher international prices, to which Argentine domestic prices are tied, and production volume increases. During the first quarter of 2004, there was an increase of 26% in NGL volume sold as compared with the same period of 2003. In view of this trend, we expect this segment will continue to play the leading role it has served in the last few years by means of its sustained growth — attributable to the increase in both production levels and international prices. However, the implementation of the increased tax on NGL exports may adversely affect our net revenues, notwithstanding a potential increase in domestic sales of NGL.

Despite these efforts, however, our overall financial condition may not improve in the future. Further, our liquidity continues to be substantially constrained. In this respect, the elimination of indexing and adjustment of gas transportation tariffs has severely and adversely impacted our net revenues. Further, the substantial devaluation of the peso combined with the pesification of our gas transportation tariffs has severely and adversely impacted our net revenues on a relative U.S. dollar basis. Because substantially all of our indebtedness and certain expenses are U.S. dollar-denominated, the reduced net revenues, both on an absolute and relative basis, present a significant obstacle to our ability to service and satisfy our financial debt obligations, all of which are already in payment default.

We do not expect to increase revenues or generate significant cash flow (net of scheduled or overdue debt service payments) for the foreseeable future. As noted above, while we announced, on May 14, 2003, that we would suspend principal and interest payments due on our financial debt obligations, which has conserved cash in the short-term, the default status of our debt obligations and the failure of the Initial Restructuring Proposal present significant obstacles to maintaining and ensuring our liquidity for the long-term.

We are currently in negotiations with our creditors for the purpose of agreeing on the terms and conditions of a new restructuring proposal. However, we are uncertain whether these negotiations will result in a successful restructuring of our debt obligations in the near future or at all.

We are a party in certain administrative procedures related to stamp tax on transportation service contracts and offers from our shippers. In April 2004, the Supreme Court declared inadmissible one of the provinces' tax claims. This decision by the Supreme Court sets an important judicial precedent for the resolution of the rest of the claims. For more information, see "Item 8. Financial Information—Consolidated Statements and Other Financial Information— Legal and Regulatory Proceedings— Tax claims".

E.   Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, in each case, the disclosure of which would be material to investors. See Item 5. "Operating and Financial Review and Prospects— Liquidity and Capital Resources —Derivative Financial Instruments" and Note 5 to the consolidated financial statements regarding our use of derivative financial instruments.

F.   Tabular disclosure of contractual obligations

The following table represents our contractual obligations as of December 31, 2003:

	Payment due by Period (Millions of Pesos)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	3,242,424	3,242,424	-	-	-
Capital lease obligations	10,366	2,818	7,548	-	-
Operating leases	-	-	-	-	-
Unconditional purchase obligation	-	-	-	-	-
Other long term obligations	-	-	-	-	-
Total contractual cash obligations	3,252,790	3,245.242	7,548	-	-

As a consequence of the defaults, including payment defaults, under our debt obligations, the failure and subsequent withdrawal of the Initial Restructuring Proposal, the postponement of principal and interest payments on all of our debt obligations and our general financial condition, we reclassified our outstanding long-term indebtedness as "current" in our consolidated balance sheet as of December 31, 2003 and 2002.

Almost all of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the exchange rate in effect at December 31, 2003.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Senior Management

General.   Management of our business is vested in the Board of Directors. Our By-laws provide for a Board of Directors consisting of nine Directors and nine Alternate Directors. In the absence of one or more Directors, Alternate Directors will attend meetings of the Board of Directors. Directors and Alternate Directors are elected at an ordinary meeting of shareholders to serve one- to three-year renewable terms, as decided by the shareholders.

Under our By-laws and Argentine law, the Board of Directors is required to meet at least once every three months. A majority of the members of the Board constitutes a quorum, and resolutions must be adopted by a majority of the Directors present. In the case of a tie, the Chairman or the person replacing him at a particular meeting is entitled to cast the deciding vote.

The current Board of Directors was elected by our shareholders at the Annual Shareholders' meeting held on April 2, 2004 for a one-year term. In that Shareholders' meeting an increase of two members of the Board of Directors was approved. In addition, upon motion by the President, Board of Directors' meetings may now be held by video or telephone conference. Effective June 21, 2004, Mr. Eduardo Ojea Quintana resigned as our Chief Executive Officer (" **CEO**"). However, he will continue to be the Vice President of our Board of Directors. Mr. Pablo Ferrero has been appointed as our new CEO.

Duties and Liabilities of Directors.   Under Argentine law, Directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to us, shareholders and third parties for the improper performance of their duties, for violating the law, our By-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a Director by our By-laws or regulations or by a resolution of a shareholders' meeting. In such cases, a Director's liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Under Argentine law, Directors are prohibited from engaging in activities in competition with us without express shareholder authorization. Certain transactions between us and Directors are subject to ratification procedures established by Argentine law.

A Director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition thereto and he reports his opposition to the Statutory Audit Committee before any complaint against him or her is brought before the Board, the Statutory Audit Committee, a shareholder meeting, competent governmental agency or the courts. Shareholder approval of a Director's performance terminates any liability of a Director vis-à-vis us, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law or the By-laws or regulations.

Causes of action against Directors may be initiated by us upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders' resolution approving its initiation, any shareholder may initiate the action on behalf of and for our account.

The Shareholders' Meeting held on March 6, 1996, approved the acquisition of a civil liability insurance coverage for directors, syndics and officers. Such coverage is common practice among public companies who seek protection against shareholders' and other parties' claims.

The following table sets out the current membership of our Board of Directors, their respective positions on the Board and the year they were appointed to such position. Except for Kalil George Wassaf and Nasim Khan, all members live in Argentina.

Name	Year of Appointment	Position
Rafael Fernández Morandé	2002	President of the Board of Directors; Director of Commercialization, Electricity and Other Investments of Petrobras Energía.
Eduardo Ojea Quintana	1998	Vice President of the Board of Directors; President of Enron Pipeline Company Argentina S.A.
Nasim Khan	2002	Director, President of Gas TransBoliviano
Jorge Casagrande	2002	Director, Planning and Control Corporate Manager of Electricity and Gas Business of Petrobras Energía.
Santiago Lazzati	2004	Independent Director, Partner of Lazzati & Associates, Executive Development Center and Lazzati and Sanguineti Consulting.
Víctor Diaz Bobillo	2004	Independent Director, Partner of Díaz Bobillo, Richard & Sigwald law firm.
Jose Mc Loughlin (1)	2004	Independent Director, President of Emilio Furt S.A.
Kalil George Wassaf	2003	Director, Managing Director of Corporate Services of Enron Corp.
César Días Ramos	2004	Director, Responsible for the natural gas commercialization of Petrobras Energía.
Adelson da Silva	2004	Alternate Director, Consultant of Petrobras Energía's Chief Executive Officer.
Luis Sas	2002	Alternate Director, Chief Financial Officer of Petrobras Energía
James Monroe	2004	Alternate Director, Financial Director of Gas Participacoes Ltda.
Kevin Altit	2004	Alternate Director, Consultant at Mattos Filho, Viega Filho, Marie Jr. & Quiroga Advogados
Rigoberto Mejía	2002	Alternate Director, Commercial Manager of an electric generation plant of Petrobras Energía.
Mariano Gonzalez	2004	Alternate Director, Member of Beccar Varela law firm
Carolina Sigwald	2004	Alternate Director, Partner of Díaz Bobillo law firm
Michael Borom	2004	Alternate Director, Consultant. Member of Impala Partners LLC.
Esteban Diez Peña	2004	Alternate Director, Finance Manager of Petrobras Energía

(1)   Submitted his resignation on May 27, 2004, whereafter Ms.Carolina Sigwald assumed the position of regular Director.

Additional information regarding the occupation and employment background of each of our regular Directors is set forth below:

Mr. Rafael Fernández Morandé obtained a Civil Engineering in Industry degree from Universidad Católica de Chile. Before joining Petrobras Energía, he worked at Chilgener S.A. from 1989 to 1992, Central Puerto S.A. from 1992 to 1995 and in Guacolda S.A. from 1995 to 1997. In 1998, he joined Petrobras Energía. He is member of the Board of Directors of DISTRILEC S.A., Petrobras Energía S.A., EDESUR S.A., CITELEC S.A., TRANSENER S.A., TRANSBA S.A., CIESA, Petrobras Energía Participaciones S.A., Compañía Mega S.A. and TELCOSUR S.A.

Mr. Eduardo Ojea Quintana received a law degree from the University of Museo Social Argentino. He worked with Petrobras Energía from 1972 to 1992. At the beginning of our operations, he served as Director of Legal, Regulatory and Public Affairs until 1998. From 1998 until June 21, 2004, he served as our Chief Executive Officer. He is member of the Board of Directors of TELCOSUR S.A, TGU S.A., CIESA, Enron Pipeline Company Argentina S.A, EGS S.A. and Enron Argentina CIESA Holding S.A. He is also Manager of Enron Inversiones de Energía S.C.A. and of Enron Inversiones de Gas S.R.L.

Mr. Nasim Khan has graduated in Mechanical Engineering from the University of Oklahoma and he obtained a Master in Business Administration from Creighton University in Omaha, Nebraska. He started working for Enron in 1991. Mr Khan is also member of the Board of Directors of CIESA.

Mr. Jorge Casagrande graduated from the University of Buenos Aires as a Certified Public Accountant. He worked in Massalin Particulares and Price Waterhouse. He joined Petrobras Energía in 1992. Mr. Casagrande is currently the Planning and Control Corporate Manager of Electricity and Gas Business of Petrobras Energía. He is also member of the Board of Directors of DISTRILEC S.A., EDESUR S.A., CITELEC S.A., TRANSENER S.A., TRANSBA S.A., CIESA, TELCOSUR S.A. , EGS and Compañía Mega S.A.

Mr. Santiago Lazzati graduated as a Certified Public Accountant from the University of Buenos Aires. He was a partner of Arthur Andersen from 1974 until 1993. He was the Head of the Audit and Business

Auditory Division from 1975 to 1987 and Practice Director since 1987 until his retirement. Currently he is the main partner of Lazzati & Associates –Education-, Executive Development Center – Executive Coaching- and Lazzati & Sanguineti- Consulting.

Mr. Víctor Díaz Bobillo obtained a law degree from the University of Buenos Aires. He is currently a partner of the Diaz Bobillo, Richard & Sigwald law firm. He is also member of the Board of Directors of Argforus S.A., Riviera Center S.A., Laborum.com S.A. and Graham Packaging Argentina S.A.

Mr. Kalil George Wasaff graduated from the University of Texas as a Certified Public Accountant. Before joining Enron International in 1991, he worked in El Paso Natural Gas Company and Transwestern Pipeline. From 1993 to 1998 he worked for TGS, where he acted as Vice Chairman and Chief Executive Officer during the period 1995-1998. Currently, he is Managing Director of Corporate Services of Enron Corp.

Mr. César Días Ramos obtained a degree in Mechanical Engineering from the Universidad de Federal Fluminense. He also attended several technical and management programs related to the Petroleum Industry, including a Master in Business Administration. Currently he is also member of the Board of Directors of Compañía Mega S.A. and Compañía de Inversiones de Energía S.A.

Ms. Carolina Sigwald obtained a law degree in Universidad de Buenos Aires. She has worked in Chadbourne and Parke LLP firm in New York and in the Corporación Interamericana de Inversiones in Washington D.C.. Currently she is partner of Diaz Bobillo, Richard & Sigwald firm in Buenos Aires. She is member of the Board of Directors of Supertap S.A.and Heidrick & Struggles S.A.

Executive Officers. The following is a list of our executive officers as of the date of issuance of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Pablo Alejandro Ferrero	2004	Chief Executive Officer*
Jorge García	1998	Director of Marketing
Claudio Schuster	1998	Director of Administration and Finance
Jorge Bonetto	2000	Director of Operations
Daniel Perrone	1999	Director of Regulatory Affairs and Tariffs and Public Affairs
Cristian Dougall	1998	Legal Affairs Departamental Manager
Raúl Barbieri	2001	Human Resources Departamental Manager
Alejandro Basso	1998	Planning and Project Evaluation Departamental Manager

* Until June 21, 2004, Eduardo Ojea Quintana held the position as our Chief Executive Officer.

The present principal occupations and employment history of each of our executive officers are set forth below:

Mr. Pablo Alejandro Ferrero received an engineering degree from the Universidad Católica Argentina and obtained a Master in Business Administration at the University of Washington. He joined Petrobras Energía in 1991 and in 1993 he entered TGS as Transportation and Business Development Manager and from 1997 to 1998 he was Marketing and Tariffs Director. In 1998 he returned to Petrobras Energía as the manager of Gas and Oil Commercialization and Transportation, and in 2001 he became the Director of Planning and Business Development until June 21, 2004, when he became our Chief Executive Officer.

Mr. Jorge García received an accounting degree from the University of Buenos Aires. Mr. García worked for the following companies within Petrobras Energía Group: Central Costanera S.A. during 1992, Petroquímica Argentina S.A. from 1987 to 1991 and Petrobras Energía from 1980 to 1986. He was our Director of Administration and Finance from 1992 to September 1998, and currently is the Director of Marketing. He is vice-president of the Board of Directors of LINK and TGU.

Mr. Claudio Schuster received an accounting degree from the University of Buenos Aires and a Master Degree in Finance and Capital Markets from the ESEADE. He was associated with Diners Club Argentina from 1981 to 1983 and with Citibank, N.A. from 1983 to 1993. Mr. Schuster was our Director of

Internal Audit and Consulting from 1993 to 1998. Mr. Schuster has served as Director of Administration and Finance since September 1998.

Mr. Jorge Bonetto received an electromechanical engineering degree from the University of Córdoba and a Master's Degree in Business Administration from the IAE. Before joining TGS, he worked for Petroquímica Argentina S.A., Petroquímica Cuyo S.A. and Corcemar S.A. He has served as Director of Operations since May 2000.

Mr. Daniel Perrone received a mechanical engineering degree from the Universidad Tecnológica Nacional. He was associated with Cometarsa S.A., Matoil S.A., Servoil S.A., Bridas S.A.P.I.C. and TransCanada International. Since the end of 1999, he has been the Director of Regulatory Affairs and Tariffs and since August 2001, he also has been responsible for our public affairs.

Mr. Cristian Dougall received a law degree from the University of Buenos Aires. From 1973 to 1993, he worked in the law firm of Dougall & Emery. He joined TGS in 1993. He was Legal and Regulatory Affairs Manager from March 1998 to November 1999. He is currently the Legal Affairs Departamental Manager.

Mr. Raúl Barbieri received a degree as a Business Administrator from Universidad Nacional de La Plata and obtained a Master Degree in Human Resources from Bruselas University. He worked in CEITECH, Aguas Argentinas and Grafa fom 1990 to 2001. He joined TGS in August, 2001 as Human Resources Departamental Manager.

Mr. Alejandro Basso received an accounting degree from the University of Buenos Aires. He was associated with Petrobras Energía from 1987 to 1992 and with Quitral-Co from 1992 to 1994. From 1994 to 1998, he acted as Planning and Corporative Control Manager. He has been Planning and Project Evaluation Departamental Manager since September 1998. He is also alternate president to the Board of Directors of TGU.

Indemnification of Officers and Directors. Under the Shareholders Agreements, CIESA will act to cause us to: (i) limit the liability of each of our officers and directors for all actions or omissions of such officers and directors, excluding actions or omissions involving bad faith or willful misconduct and (ii) enter into agreements obligating CIESA to defend, indemnify and hold harmless each of our officers and directors from and against all liabilities, losses, and other expenses incurred by each such officer or director in connection with a pending, threatened or completed civil, criminal, administrative or other proceeding, or any investigation that could lead to such a proceeding, by reason of the fact that such officer or director is or was one of our officers or directors, excluding actions or omissions involving bad faith or willful misconduct.

B. Compensation

The aggregate remuneration paid or accrued by us during 2003 to all directors and executive officers was approximately Ps. 3.0 million. We do not provide pension, retirement or similar benefits for directors and officers.

The executive officers are involved in a system of management by objectives and a program of variable compensation. The agreed-upon objectives, whether for individuals or for sectors, are aligned with our objectives whereas the variable compensation program connects part of their pay to their own performance and to our performance.

C. Board Practices

Audit Committee

Pursuant to the provisions of the Regime Concerning Transparency in Public Offerings approved by Decree No. 677/2001, and further complemented by Resolution N° 400 and 402 issued by CNV; Argentine public companies must have an Audit Committee composed of three or more members of the Board of Directors.

On May 26, 2003, our Board approved the "Model Charter of the Audit Committee", to comply with Resolution 402 of CNV, which mandated that as of May 28, 2003, Argentine public companies must have at least such Charter. In addition, such Resolution 402 issued by the CNV provided that all Argentine public companies shall create their Audit Committee no later in any event than May 28, 2004.

Consequently, and in compliance with the above resolutions, at the shareholders' ordinary and extraordinary meeting held on April 2, 2004, we approved an amendment to our by-laws adding a provision related to the structure and operation of the Audit Committee.

As provided by the Audit Committee Charter, our Audit Committee is composed of three regular directors. All members are independent according to the regulations in force issued by the SEC and the CNV. The Committee members are named by simple majority vote of the Board, in the first meeting after the Board members were appointed, and their mandate shall continue until their successors are named. The Audit Committee adopts its own internal regulations, and elaborates an action plan for each fiscal year. At the Board of Directors meeting held on April 2, 2004, Santiago Lazzati, Victor Diaz Bobillo y José Mc Loughlin were appointed as regular independent members of the Board and constituted the Audit Committee. Carolina Sigwald was appointed as an independent Alternate Director. On May 28, 2004, Jose Mc Loughlin resigned as a Director and Carolina Sigwald was appointed as a Regular Director and a member of the Audit Committee.

The Committee's mandatory periodic duties shall be:

- Supervise the internal control and accounting systems as well as the reliability of the latter and all the financial information and other significant issues that are to be submitted to the SEC, CNV and Buenos Aires Stock Exchange in compliance with the applicable disclosure policies.
- Supervise the application of information policies regarding our risk management.
- Ensure that the market is informed about those operations in which there might be some conflict of interests with the members of the Board, controlling shareholders or other parties as defined by the applicable regulations.
- Express its view on the reasonableness of compensation proposals and stock option plans for directors and officers submitted by the Board of Directors.
- Express its view as to compliance with laws and regulations and the reasonableness of the conditions of an issuance of shares (or convertible securities), in the case of a capital increase excluding or limiting preferential rights.
- Verify compliance with the code of conduct.
- Issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five (5) calendar days from the reception of the petition issued by the Board, and any other time in which exists or might exist conflict of interests.
- Prepare an annual performance plan for the fiscal year and notify the Board and the Statutory Audit Committee within 60 days from the beginning of the period.
- Fulfill all the obligations stated in our by-laws, and the laws and regulations applicable to us.
- Express its view on the Board proposal for appointing (or rejecting) the external auditors to be hired and monitor the auditors' independence.

As well, regarding the internal and external auditors, the Committee shall:

- Review their plans; and
- Evaluate their performance, and give an opinion in this respect when issuing the annual financial statements. Thus in order to evaluate solely the external auditors' performance, the Committee shall:

- Analyze the different services rendered by the external auditors and their independence, according to TR No. 7 of the Argentine Federation, any other related regulation issued by professional councils and those regulations set by General Resolution 400, section 4 and Chapter 18, section 18 of the CNV rules;
- Report the fees payable separately as follows: (i) fees for external audit and other related services meant to provide reliability to third parties (e.g., special reports about internal controls, shareholding prospectus, certifications and special reports requested by regulators, etc.); and (ii) fees related to other special services different from those mentioned above, such as those associated with design and implementation of systems, laws and regulations, financial issues, etc.; and
- Verify the independence of the external auditors in accordance with internal policies.

The mandatory occasional duties are those duties contained in the regulatory framework that occur occasionally, such as:

- Give a prior assessment, within five (5) days from notification, that shall be used by the CNV to require us to designate an external auditor as requested by minority shareholders, as long as they represent at least 5 per cent (5%) of our common stock (in those cases in which the minority shareholders' rights might be affected), in order to carry out one or more specific revisions. The charges of such revisions shall be paid by the petitioning shareholders (Decree 677 section 14 article e; General Regulation 400 section 4; and Chapter III section 23 of the CNV rules).
- Provide a well-founded assessment about an acquiring tender offer in case of withdrawing the public offering if we would cease to be a public company or our stock cease to be traded. (Decree 677, section 32; General Resolution 401, sections 25 and 27).
- Issue a report supporting a Board of Directors' resolution to buy back our shares. (Decree 677 section 68 article b; General Resolution 400, section 4; and Chapter III article 11 of the CNV rules).

Once a year, the Audit Committee shall prepare a plan for the fiscal year to be submitted to the Board of Directors and to the Statutory Audit Committee. The directors, members of the Statutory Audit Committee, managers and external auditors shall, when requested by the Audit Committee, attend its meetings, provide the Audit Committee with information and otherwise assist the Audit Committee in the performance of its functions. In order to better perform its functions, the Audit Committee may seek the advice of legal counsel and other independent professionals at our expense, pursuant to a budget approved by shareholders. The Audit Committee shall have access to the information and documents it may deem necessary to perform its duties.

According to CNV rules, at least once a year and upon the filing of the Annual Financial Statements, the Audit Committee shall issue a report to the shareholders, addressing how the Committee performed its duties and the results of its work

Statutory Audit Committee. The Statutory Audit Committee is our monitoring body as stipulated in article N° 284 of the Commercial Companies Law. Our By-laws provide for a Statutory Audit Committee consisting of three members (**"Syndics"**) and three alternate members (**"Alternate Syndics"**). In accordance with the By-laws, two Syndics and the respective Alternate Syndics are elected by a majority vote of the holders of our Class "A" Shares. The remaining Syndic and corresponding Alternate Syndic are elected by the majority vote of the remaining holders of the common stock. Each member of the Statutory Audit Committee is elected at the annual ordinary shareholders' meeting and serves for a one-year renewable term. Members of the Statutory Audit Committee must be lawyers or accountants qualified under Argentine law. Our directors, officers or employees may not be members of the Statutory Audit Committee. Our By-laws require the Statutory Audit Committee to hold meetings at least once per month.

The primary responsibilities of the Statutory Audit Committee consists basically of monitoring our management's compliance with the Commercial Companies Law, our By-laws and the shareholders' resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the Annual

Ordinary Shareholders' meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Audit Committee are entitled to: (i) attend Board of Directors and Shareholder meetings, (ii) call Extraordinary Shareholders' Meetings when deemed necessary and Ordinary Shareholders' meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by shareholders. The Statutory Audit Committee does not control our operations or evaluate management's decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid or accrued by us during 2003 to the members of the Statutory Audit Committee was approximately Ps. 0.054 million. We do not provide pension, retirement or similar benefits for directors and officers.

The current members of the Statutory Audit Committee each of whom was appointed at the Annual Shareholders' Meeting held on April 2, 2004, the year they were initially appointed to the Statutory Audit Committee and the year their term expires, are as follows:

Name	Member since	Term Expires	Position
Nicolas Mordeglia	2004	2005	Syndic
Héctor Daniel Casal	1997	2005	Syndic
Miguel Mendoza	2002	2005	Syndic
Pablo Ferraro Milas	2004	2005	Alternate Syndic
Carlos Dionisio Ariosa	2004	2005	Alternate Syndic
Ernesto Gariglio	2004	2005	Alternate Syndic

The present principal occupations and employment history of our Syndics are set forth below:

Mr. Nicolás Mordeglia obtained a law degree from the Universidad de Buenos Aires and a Master in Business Law from the Universidad Austral. He has worked in the Legal Affairs Department at Compañía Naviera Perez Companc S.A.C.F.I.M.F.A. and in Cerro Vanguardia S.A. Since 1999 he has been employed by Petrobras Energía S.A. and currently serves as Legal Affairs Department Manager.

Mr. Héctor Daniel Casal has been associated with the Petrobras Energía group since 1991, most recently as Manager of Legal affairs advising the financing, mining and petrochemical areas of the group. He obtained his law degree from the Universidad Católica Argentina.

Mr. Miguel Mendoza graduated from Universidad Catolica Andres Bello of Venezuela with a Juris Doctor degree and has received a Master's Degree in International Law, Trade and Finance from Tulane Law School, New Orleans, Louisiana USA. Before joining Enron in 1999, he worked at Adams & Reese in New Orleans as an Associate, and at Torres Plaz & Araujo in Caracas, Venezuela, as a Partner. He is Assistant General Counsel in the Enron legal department.

Corporate Governance Practices; New York Stock Exchange Requirements

Our corporate governance practices are governed by applicable Argentine law (particularly, the Commercial Companies Law No. 19,500, as amended), Decree N° 677/01, the standards of the CNV and our By-laws. We have securities that are registered with the SEC and listed on the New York Stock Exchange (the **"NYSE"**) and, consequently, we are subject to the rules and regulations of the NYSE.

On November 4, 2003, the NYSE established new corporate governance standards (**"NYSE standards"**) that are applicable to NYSE-listed companies, including non-U.S. companies. Under these standards, non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the **"NYSE Sections"**) codified in Section 303A of the NYSE's Listed Company Manual. However, non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b). Non-US companies must comply with the Section 303A.06 prior to July 31, 2005 and with Sections 303A.11 and 303A.12(b) prior to the next annual meeting of shareholders held after January 15, 2004, or by October 31, 2004. Section 303A.11 requires that non-US companies disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies in accordance with the NYSE Sections. Specifically, a non-U.S. company is required to provide a brief, general summary of the significant differences by means of (i) the company's website (in English) or (ii) the company's annual report as distributed to its investors in the United States.

Pursuant to the requirements of Section 303A.11, the following table summarizes the significant differences between our corporate governance standards and those required of U.S. companies in accordance with the NYSE Sections:

NYSE Section	Requirement of NYSE Section	Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law N° 19,550 and Decree 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws
Director Independence		
303A.01	Listed companies must have a majority of independent directors on its board of Directors.	Under Argentine law, a board of directors is not required to be comprised of a majority of independent directors. At the last shareholders meeting, held on April 2, 2004, our shareholders appointed three independent directors (together with one alternate independent director) out of nine directors of which the Board of Directors is comprised.
303A.02	Establishes general standards to evaluate directors' independence (no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board of directors is also required to express an opinion with regard to the independence or lack of independence, of each individual director.	To qualify as an "independent" or "non-independent" director, CNV standards (General Resolution N° 400/02) are substantially similar to NYSE standards. CNV standards provide that independence is required with respect to a company and to its controlling shareholders or to shareholders with material holdings (35% or more) and that, for any person to be appointed as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as "independent directors" would also not be considered "independent". Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.
303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Neither Argentine law nor CNV rules nor our By-laws require that any such meetings be held. Under Argentine law, a board of directors must meet at least once every three months. According to our By-laws, our Board of Directors must meet at least every three months.

NYSE Section	Requirement of NYSE Section	Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law N° 19,550 and Decree 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws
Nominating/Corporate Governance Committee		
303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	Neither Argentine law nor CNV rules nor our By-laws require the establishment of a nominating/corporate governance committee. The right to nominate directors is vested in the shareholders and nominations are made at the shareholders' meeting. Pursuant to CNV standards, the person who nominates a director shall report at the shareholders' meeting whether or not the nominee is "independent person" based on criteria established by CNV (which are substantially similar to NYSE standards).
Management Resources and Compensation Committee		
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	Neither Argentine law nor CNV regulations nor our By-laws require the establishment of a compensation committee. Notwithstanding, an audit committee has to give an opinion about the reasonableness of directors' compensation and stock option plans, as approved by the board of directors. The compensation of members of the Board of Directors is approved by shareholders at their annual meeting.
Audit Committee		
03A.06	Listed companies must have an "audit committee" that satisfies the requirements of Rule 10A-3 under the Exchange Act. Foreign private issuers (i.e., non-U.S. companies subject to the requirements of the Exchange Act) must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	Pursuant to Decree N° 677/01 and CNV standards, the Argentine companies that are authorized by CNV to make public offerings of equity had to establish an audit committee prior to May 28, 2004. At our last shareholders meeting, held on April 2, 2004, our shareholders approved an amendment to our By-laws that provides for the establishment of our Audit Committee. Upon the appointment of three independent directors on April 15, 2004 to the Audit Committee, the Audit Committee was formally constituted.

NYSE Section	Requirement of NYSE Section	Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law N° 19,550 and Decree 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws
303A.07 (a)	An audit committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Argentine law requires an audit committee to be comprised of at least three members. Pursuant to CNV standards, audit committee members are required to be conversant in business, financial or accounting matters and issues. In addition, CNV standards require the training of an audit committee's members in the practice areas that would permit them to carry out their duties on the audit committee.
		Our Audit Committee is composed of three independent directors that satisfy the independence requirements set forth in CNV standards. One of the Audit Committee members qualifies as a "financial expert" within the meaning of Item 16A of the Form 20-F. See "Item 16A.—Audit Committee Financial Expert." In addition, the Audit Committee's charter requires the implementation of a training plan for its members.
303A.07 (a)	If a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company's audit committee, and shall disclose its decision in the annual proxy statement of the company or in the company's annual report on Form 10-K, which is filed with the SEC.	A comparable provision, relating to an audit committee member's simultaneous membership on the audit committee of other public companies, does not exist under Argentine law, CNV standards or our By-laws.

NYSE Section	Requirement of NYSE Section	Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law N° 19,550 and Decree 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws
303A.07 (c)	An audit committee shall have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Section 10A-3(b)(2-5) of the Exchange Act.	The functions and responsibilities of an audit committee, established by Decree N° 677/01 and CNV standards, are essentially the same as those provided for under Section 10A of the Exchange Act. We have established a written charter governing our Audit Committee, which charter complies with the standards set by CNV standards. The functions and responsibilities of our Audit Committee are described in "Item 6—Directors, Senior Management and Employees— Board Practices— Audit Committee".
303A.07 (c) (iii) (A)	Provides that the Audit Committee must at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the company.	Audit Committee action plan provides for these actions to be taken.

NYSE Section	Requirement of NYSE Section	Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law N° 19,550 and Decree 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws
303A.07 (c) (iii) (D-H)	Provides that the Audit Committee shall: discuss policies with respect to risk assessment and risk management; meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors; review with the independent auditor any audit problems or difficulties and management's response; set clear policies for hiring external auditors' employees; and report regularly to the board of directors.	No such provision regarding hiring external auditors' employees is contained in Argentine law or our By-laws.
303A.07 (c) (iii) (G)	Provides that an audit committee shall establish clear policies for hiring external auditors' employees.	A comparable provision does not exist under Argentine law, CNV standards, nor under our Audit Committee charter. However, Decree No. 677/01 establishes that an audit committee has the duty to give its opinion in connection with the hiring of external auditors by the board of directors.
303A.07(d)	Provides that each company must have an internal audit function to provide management and to the audit committee with ongoing assessments of the company's risk management processes and system of internal control.	There is no specific reference within the Argentine law neither nor within CNV standards about internal function. We have an internal audit department that reports risk management assessments to our Board of Directors.

NYSE Section	Requirement of NYSE Section	Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law N° 19,550 and Decree 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws
	Equity Compensation Plans	
303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE standards.	We do not have any stock option programs for our executive officers and senior management. See "Item 6.—Directors, Senior Management and Employees— Compensation". An audit committee has to give an opinion about the reasonableness of compensation and stock option plans, as approved by the board of directors. As noted above, the determination of whether to compensate a director is made at a shareholders' meeting
	Corporate Governance Guidelines	
303A.09	Listed companies must adopt and disclose corporate governance guidelines.	Decree N° 677/01 required additional information that issuers must include in their annual reports, such as information relating to the decision-making organizational structure (corporate governance), the company's internal controls system, information about directors and officers compensation, stock-options, and any other compensation system applicable to the members of the board of directors and managers. Decree N° 677/01 does not address the remaining issues included in NYSE Section 303A.09.
	Code of Ethics for Directors, Officers and Employees	
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have not adopted a Code of Ethics because it is not a requirement for Argentine public companies, but in March 2004, we approved a "Code of Conduct" which applies to all directors, management, and employees, with no exceptions. Our Code of conduct is available to the public on our website.

NYSE Section	Requirement of NYSE Section	Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law N° 19,550 and Decree 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws
303A.12 (b)	The CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial, non-fulfillment of any applicable provision under NYSE Section 303A.	A comparable provision does not exist under Argentine law.

D. Employees

As of December 31, 2003, we employed 658 employees located in seven provinces of the country (Buenos Aires, La Pampa, Río Negro, Chubut, Neuquén, Santa Cruz and Tierra del Fuego) and the City of Buenos Aires. More than 50% of our employees have technical or professional backgrounds.

The following table sets out the number of employees according to department as of December 31, 2003:

Department	Number of Employees as of December 31,		
	2003	**2002**	**2001**
General	4	3	3
Administration and Finance	74	75	80
Engineering	0	0	18
Human Resources	14	15	15
Planning and Project Evaluation	6	6	7
Legal Affairs	10	10	10
Regulatory Affairs and Tariffs and Public Affairs	5	5	5
Transportation Business Development	0	0	6
Marketing	57	36	33
Operations	488	484	467
Total	**658**	**634**	**644**

Currently, approximately 17% of our workforce is affiliated with a national union, the *Federación Argentina de Trabajadores de la Industria del Gas Natural y Afines* (the "**Federation**") and with a regional union. We have signed collective bargain agreements with both unions. We have not experienced any conflict with the Federation or with the regional union and consider relations with our employees to be good.

E. Share Ownership

The total amount of our class "B" shares held by the directors and executive officers as of February 29, 2004 is 91,983.

The directors and executive officers, individually and together, hold less than 1% of our Class "B" shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Our controlling shareholder is CIESA, which together with Petrobras Energía and Enron Corp., hold approximately 70% of our common stock. The remaining 30% of our ownership is currently held by local and foreign investors.

CIESA is owned 50% by Petrobras Energía and a subsidiary and 50% by subsidiaries of Enron and has the ability to direct our management, to control the election of the majority of the Board of Directors, to determine our dividend policy and other policies and to determine the outcome of any matter put to a vote of our shareholders. CIESA may freely dispose of its Class "B" shares in us and may transfer or sell any of our Class "A" shares under certain conditions and with ENARGAS approval. See "— Future Changes in CIESA Shareholding".

Our General Director and a number of our Directors and senior managers were with Enron Argentina or Petrobras prior to assuming their positions with us (see "Item 6.Directors, Senior Management and Employees— Directors and Senior Management").

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of its Common Shares.

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.000	A
CIESA	34,133,200	4.2962	B
Enron de Inversiones de Energía S.C.A.	60,566,951	7.6233	B
Petrobras and subsidiaries	58,410,452	7.3519	B

Pursuant to the Pliego and our debt agreement, CIESA may not reduce its shareholding in us below 51% of the share capital. See Item 10.D. "Exchange Controls".

As of December 31, 2003, approximately 25.1% of the securities held by the public were held in the form of ADRs. At such date, a total of 11,857,724 ADRs, representing 59,288,620 Class "B" shares, were held approximately by 40 holders of record. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Shareholders Agreements

Transfers of CIESA and Our Shares. The original holders of the common stock of CIESA entered into two shareholders agreements (the "**Shareholders Agreements**") for the purpose of governing certain matters relating to their participation in CIESA and in us. Petrobras Energía and Enron Argentina continue to be parties to these agreements. The Shareholders Agreements provide certain rights of first refusal and "tag-along" or co-sale rights in the event of a proposed transfer of CIESA shares. The Shareholders Agreements further provide that any CIESA shareholder must offer to sell to the other shareholders all of its shares of CIESA common stock in the event of a change in control of such shareholder or in certain events of bankruptcy, insolvency or liquidation.

Under the Shareholders Agreements, the sale or transfer of any of our shares held by CIESA requires the approval of an absolute majority of the directors of CIESA, except that the sale or transfer of our shares such that CIESA would own less than 51% of our voting common stock requires the unanimous vote of the CIESA directors. Such a transaction would also require previous ENARGAS approval.

Election of Our Directors and Officers; Voting. The Shareholders Agreements also contain provisions governing the voting of our shares held by CIESA, the election of our Directors and Syndics, the appointment of certain officers and certain other matters.

Our Board of Directors consists of nine Directors (see "Item 6.Directors, Senior Management and Employees— Directors and Senior Management"). Under the Shareholders Agreements, each CIESA shareholder (so long as it retains at least a 15% interest in CIESA) is entitled to direct the appointment of one of our Directors (the "**Core Directors**"). If CIESA has the ability to elect our additional Directors, such additional Directors will be designated by the shareholders of CIESA on a rotating basis. Our shares held by CIESA are required under the Shareholders Agreements to be voted unanimously for the nominees of the CIESA shareholders.

The following actions by us require approval by a majority of the Core Directors: (i) certain sales of assets other than in the ordinary course of business; (ii) adoption of our annual financial plan and certain significant modifications thereto; (iii) certain borrowings, capital expenditures and operating expenses in excess of the amounts approved in the annual financial plan; (iv) appointment of officers other than the General Director (whose appointment is directed by Enron Argentina); (v) certain capital expenditures not approved in our annual financial plan; (vi) salary and compensation policies; (vii) amendments to the Technical Assistance Agreement; (viii) decisions relating to certain legal claims by or against us; (ix) certain decisions relating to tax planning; and (x) granting of certain guarantees, indemnities or similar security arrangements other than in the ordinary course of business and not approved in our annual financial plan. Notwithstanding the foregoing, in the case of any decision with respect to an area in which Enron Argentina could have liability under the Technical Assistance Agreement, Enron Argentina's affirmative vote will be required, except in certain circumstances specified in the Shareholders Agreements. Our policies regarding public communication and government relations must be approved unanimously by the Core Directors. Under the Shareholders Agreements a deadlock among the Core Directors with respect to any decision is considered a "no-vote", except that with respect to any area in which Enron Argentina could have liability under the Technical Assistance Agreement, Enron Argentina may adopt one of the proposed alternatives, which will then be binding on the other shareholders.

The Shareholders Agreements further provide that no CIESA shareholder shall compete with us in the open access gas transportation business in Argentina or have a preferential position in doing business with us.

Under the Shareholders Agreements, Petrobras Energía is entitled to direct the appointment (and removal) of the President of our Board of Directors, and Enron Argentina is entitled to direct the election (and removal) of the Vice President of our Board of Directors. Enron Argentina is also entitled to direct the appointment of the General Director, who is our chief executive officer, and has the authority to direct our day-to-day operations, subject to provisions of the Shareholders Agreements requiring approval by specified proportions of the Core Directors or of all of our Directors appointed by CIESA. Also, our shares held by CIESA are required under the Shareholders Agreements to be voted unanimously for the nominees of CIESA shareholders on all occasions on which such shares are voted for the election of the first, second and third Syndics (and their alternates), respectively.

Actions Requiring Special Shareholder Approval. The Shareholders Agreements provide that all of our shares held by CIESA will be voted in favor of the following actions only if approved by all the directors of CIESA: (i) mergers or sale of all or substantially all of our assets; (ii) engaging in any business other than the gas transportation business in Argentina; (iii) declaration of dividends in amounts not consistent with the policy set forth in the Shareholders Agreements; and (iv) amendment to our By-laws. In addition, approval by a majority of the directors of CIESA is required for the favorable vote of our shares held by CIESA with respect to the issuance of any additional shares.

Future Changes in CIESA Shareholding. On April 16, 2004, the shareholders of CIESA entered into the Settlement Agreement, providing for the transfer, in two stages, of certain shares issued by us and by CIESA. In the first stage: a) Enron holding will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity and b) the Petrobras holding will transfer our Class "B" common shares (representing 7.35% of our outstanding share capital) to Enron holding. In the second stage, Enron holding will transfer their remaining outstanding share capital of CIESA to the Trust mentioned above or to an alternative entity, subject to simultaneous transfer of our class "B" common shares held by CIESA (representing approximately 4.3% of our outstanding shares) to Enron holding.

CIESA's Shareholders Agreement will be terminated and replaced by a new Shareholders Agreement addressing the ownership change following consummation of the first stage. At no time will the Petrobras Parties hold, directly or indirectly, more than their current 50% shareholding in CIESA or hold a controlling interest in CIESA.

The Settlement Agreement also provides that the Petrobras Parties and their respective affiliates and the Enron Parties and their respective affiliates, will each grant the other releases from any and all claims under or arising from or in connection with certain agreements entered into by such parties in connection with their investment in CIESA and in us and certain other related documents. Such releases will not be given by, but will be extend to, Transwestern Pipeline Company, a member of the Enron Economic Group.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

Tender offer regime. According to Decree 677/01, issued by the Executive branch, public companies shall be included in the Tender Offer Regime, starting from the date of the shareholders meeting, approving the company inclusion in the regime or automatically, upon the first shareholders meeting held after twelve months subsequent to the enforcement of the CNV resolution regulating the matter, issued in March 2003. The Decree also provides that if a public company is not willing to be included in such regime, it must incorporate an article to its By-laws stating the following: "Company not Subject to the Tender Offer Regime". Such resolution must be adopted not later than in the shareholders' meeting mentioned above. As our shareholders decided not to adhere to this regime, in the shareholders meeting held on April 2, 2004, our shareholders approved an amendment to our By-laws to incorporate the exclusion expressly.

B. Related Party Transactions

Our principal transactions with related parties are payments under the Technical Assistance Agreement entered into with the technical operator, EPCA, in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services which include services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and compliance with the environmental standards. For these services we pay a monthly fee based on the higher of: a percentage of our certain defined income or a specified fixed annual amount. The term of the current contract with EPCA is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement, mentioned in "Item 4. Our Information – A. Our History and Development", includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía.

The detail of significant outstanding balances for transactions with related parties as of December 31, 2003, 2002 and 2001 is as follows:

Fiscal year ended December 31, 2003

Company	Revenues		Salaries and Wages	Compensation for technical assistance	Revenue for administrative Services
	Gas Transportation	NGL Production and commercialization and other services			
EPCA..	-	-	554	29,043	84
CIESA	-	-	-	-	122
Petrobras Energía.............................	25,127	45,367	-	-	-
Petrobras..	-	286,105	-	-	-
LINK..	-	818	-	-	-
TSGU	-	1,379	-	-	-
Enron América del Sur SA................	24	-	-	-	-
Area Santa Cruz II UTE[(1)].................	-	1,402	-	-	-
Total 2003..	25,151	335,071	554	29,043	206

(1) As of December 31, 2003, Petrobras Energía had 100% of this joint venture.

Fiscal year ended December 31, 2002

Company	Revenues		Salaries and wages	Compensation for technical assistance	Revenues for administrative services
	Gas Transportation	NGL production and commercialization and other services			
EPCA..	-	-	1,378	31,274	101
Petrobras Energía.............................	30,661	66,234	-	-	-
Petrobras..	-	212,603	-	-	-
LINK..	-	14,282	-	-	-
Enron América del Sur S.A................	2,164	683	-	-	-
Santa Cruz area II (Joint Venture) [(1)]....	-	1,106	-	-	-
Total 2002..	32,825	294,908	1,378	31,274	101

(1) As of December 31, 2002, Petrobras Energía had 100% of this joint venture.

Fiscal year ended December 31, 2001

Company	Revenues		Salaries and wages	Compensation for technical assistance	Revenues for administrative services
	Gas Transportation	NGL production and commercialization and other services			
EPCA..	-	-	1,835	42,475	154
Petrobras Energía.............................	46,256	38,730	-	-	-
LINK..	-	8,744	-	-	-
Enron América del Sur S.A...............	7,571	283	-	-	-
Oldelval S.A.....................................	-	378	-	-	-
Santa Cruz area II (Joint Venture) [(1)]...	-	2,682	-	-	-
Santa Cruz area I (Joint Venture) [(2)].....	7,144	-	-	-	-
Total 2001..	60,971	50,817	1,835	42,475	154

(1) As of December 31, 2001, Petrobras Energía 100% of this joint venture.

(2) As of December 31, 2001, Petrobras Energía 71% of this joint venture.

C.   Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.   Consolidated Statements and Other Financial Information

Our Consolidated Annual Financial Statements, which are set forth in the Index to Financial Statements in Item 18, are filed as part of this Annual Report.

Exports

In 2003, our export revenues from our NGL production and commercialization segment were Ps. 222.4 million and represented 25% of our total net revenues. Additionally, the total volume of sales from NGL was 1,034,049 short tons, and the volume of sales from NGL exports was 377,185 short tons.

Our NGL revenues are based on spot prices. We sell NGL for export at the international reference price for propane and butane, commonly referred to as the Mont Belview price, less a discount. In the domestic market, we set prices in a manner designed to maintain parity in dollar terms with the prices received for our NGL exports. Consequently, our NGL business is exposed to risk in changes in prices of NGL in Mont Belview.

Effective May 2004, the Argentine government increased the export tax on NGL exports from 5% to 20%. Future changes in this tax rate may have a material adverse effect on our results of operations and financial condition.

Legal and Regulatory Proceedings

In April 1996, GdE filed a legal action against us for Ps. 23 million, which is the amount GdE claims as a reimbursement of the cost of construction of two compressor plants currently in operation on our pipeline. We have denied such claim on the grounds that we owe no money to GdE as we acquired rights to these compressor plants as a part of our overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered us to pay the fair value of such plants based on an expert assessment to be performed. We have recorded such plants as "Property plant and equipment, net", valued at Ps. 4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants' fair value resulting from the expert assessment is determined. In October 2001, we filed an ordinary and extraordinary appeal before the Supreme Court against such judgment. In August 2003, the Supreme Court sustained GdE's claim and ordered us to pay the market price of the compressor plants at the date in which they were added to our assets (amount to be determined by a court appointed expert) plus interest and litigation expenses. At the date of issuance of this Annual Report, we have reserved an amount that we believe is adequate to satisfy any adverse determination of this claim.

On January 14, 2004, we signed an agreement with ENARGAS, the Federal Energy Bureau and the UNIREN through which we will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be recorded on account of the final amount to be paid as determined by the expert's assessment. The Argentine Government will own such assets, and an agreement will be entered into to grant us a license, separate from our License, to the right to use the assets which will be required to operate and maintain such assets until expiration of our license.

As of the date of issuance of this Annual Report, GdE, directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in our License in accordance to which it is responsible during the 5 year period ending on December 28, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill our capital expenditures program related to the system integrity and public safety required by our License, we have entered into easement agreements with certain landowners and paid related amounts. Consequently, we filed a claim against GdE to recover such amounts paid.

On October 7, 1996, the Executive Branch, through Decree N° 1,136/96, created a contribution fund, as specified in our License, to assume GdE's obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. We have filed against GdE-ENARGAS an administrative claim asking for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Argentine Government, derived from easements. The amounts for such concept as of December 31, 2003 were recorded in the account "Other non-current receivables", are approximately Ps. 4.2 million. We expect to fully recover the amounts paid, based on our rights derived from our License.

In connection with the easements payable starting January 1, 1998, we are negotiating with ENARGAS the recovery of amounts paid through increases in the transportation rates. We expect, based on our rights, to fully recover the amounts recorded in this connection.

Tax Claims

We received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, for the collection of stamp tax, according to the interpretation of such Provinces, on gas transportation contracts and services offer letters between us and our shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such Province formalized the claim through a liability assessment. We notified the Argentine Government of our position and filed an appeal before such Tax Bureau. The appeal was overruled in January 2001. On February 1, 2001, we filed a further appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged us to pay the assessment, which amounted to approximately Ps. 438 million (including interest and penalties as of April 30, 2001). On March 21, 2001, we filed a declaratory action of certainty before the Supreme Court, requesting the court to issue a judgment regarding the legitimacy of the Tax Bureau claim. We also asked the Supreme Court to enjoin the Río Negro Province from attempting to collect the aforementioned tax, until the Supreme Court granted the injunction. In April 2001, the Supreme Court granted the requested injunction.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (which includes its related interest as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, we received a re-assessment, which amounted to approximately Ps. 210 million including interest and penalties. On April 17, 2001, we filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, we appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified us about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by us in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (including accrued interest as of August 31, 2001). Against such resolutions, we have filed appeals before such Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, we have filed an appeal before the Minister of Economy of the Province. At the end of December 2001, we filed a declaratory action of certainty before the Supreme Court for all Neuquén Province's claims, with the same purposes and effects of that presented for the Rio Negro Province's claim. In April 2002, the Supreme Court granted the injunction requested and enjoined the Neuquén Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter.

Regarding the claim received from the La Pampa Province in July 2002, the Tax Bureau of such Province formalized the claim through a liability assessment, for approximately Ps. 68 million (including penalties and interest as of July 31, 2002). Such determination was appealed before such Bureau at the beginning of August 2002. At the date of issuance of this Annual Report, no answer has been received in response to this appeal. In late August 2002, we filed a declaratory action of certainty before the Supreme Court. In November 2002, the Supreme Court granted the injunction requested and enjoined the La Pampa Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter.

In May 2002, the Tax Bureau of the Province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 million (together with its respective fines and interest calculated at April 30, 2002). We made the respective discharge in July 2002 refuting the basis of such proceedings, and have not received at the date of issuance of this Annual Report any reply from such Bureau. At the end of October 2002, we filed before the Supreme Court a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax. In April 2003, the Supreme Court did not grant the injunction requested and consequently we asked the Supreme Court for the revocation of such petition through the filing of a reposition action. In June 2003, the Supreme Court modified its first judgment, granting the injunction.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified us about a preliminary assessment, amounting to approximately Ps. 41 million (which includes our related interest as of December 31, 2000). In respect of this assessment, we presented a discharge and filed our appeal before such Tax Bureau, which resolution is pending as of the date of issuance of this Annual Report. In addition, we filed a declaratory action of certainty before the Supreme Court with the same purposes and effects of that presented in respect of the Río Negro Province's claim. In March 2001, the Supreme Court granted the requested injunction and enjoined the Santa Cruz Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter. In April 2004, the Supreme Court declared inadmissible the Province of Santa Cruz's tax claims. This decision by the Supreme Court sets a material judicial precedent for the resolution of the rest of the claims filed by the Neuquén, Río Negro, La Pampa and Chubut Provinces, which are similar to the one filed by the Santa Cruz Province.

Our management believes that contracts entered into before our take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if we were forced to pay any amount, we would have the right to be reimbursed from GdE or the Argentine Government. In the case of the Technical Assistance Agreement, we have alleged the irrelevance of the tax mainly due to the fact that this agreement was entered into the jurisdiction of the city of Buenos Aires and took effect there instead of the Neuquén Province or any other province.

With respect to the other assessments, our management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, we believe that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack merit because it considers the tax to be unlawful.

Although no assurances can be given, we believe there are meritorious defenses, which will be asserted vigorously, to challenge all claims and that any liability, which may finally be determined, will not have a material adverse effect on our financial position or results of operations.

Other Litigation

As discussed above under "Item 4. Our Information—Business Overview—Regulatory Framework", we are involved in the process of renegotiating our public service contracts with UNIREN.

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Dividend Distribution Policy

Our dividend distribution policy consists of maintaining a dividend level that assures our credit quality and allows the partial reinvestment of earnings, considering growth projects that we may develop.

B. Significant Changes

As explained elsewhere in this Annual Report, developments in the economic crisis in Argentina since December 31, 2001 have resulted in significant regulatory and market changes which have had and are likely to continue to have a profound impact on our financial condition and results of operations. The economic crisis and its impact on us are described under "Item 3. Key Information—Risk Factors", "Item 4. Our Information—Business Overview— Gas Transportation-Regulated Business—Regulatory Framework" and our Financial Statements filed as part of this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Trading of Our Shares. Prior to May 5, 1994, there was no public market for our Common Shares or ADSs. On May 5, 1994, we established a Rule 144A American Depositary Receipt ("**Rule 144A ADR**") facility and a Regulation S American Depositary Receipt ("**Regulation S ADR**") facility, each with Citibank, N.A., as Depositary. On that date, the Argentine Government, as selling shareholder, made an international offering of 195,000,000 Class "B" Shares. A portion of the Class "B" shares was offered in the form of Rule 144A ADRs in the United States pursuant to Rule 144A under the Securities Act and in the form of Regulation S ADRs outside the United States and Argentina, pursuant to Regulation S under the Securities Act.

In November 1994, we completed an exchange offer (the "**Exchange Offer**"), whereby we offered existing Rule 144A ADR holders registered ADRs in exchange for their restricted Rule 144A ADRs. Except for the absence of resale restrictions, the terms of the registered ADRs received in the Exchange Offer were substantially identical to the terms of the restricted Rule 144A ADRs tendered. We have terminated our Rule 144 A ADR facility. Each ADR represents five Class "B" shares.

The table below shows the high and low market prices of the Class "B" shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each of the last five fiscal years.

Years	NYSE (in US$)		Shares in BASE (in Ps.)	
	High	Low	High	Low
1999........................	10.44	7.63	2.09	1.54
2000........................	9.50	6.81	1.93	1.35
2001........................	8.00	4.15	1.61	0.86
2002........................	5.60	0.62	1.90	0.49
2003........................	4.72	1.47	2.84	1.06

The table below shows the high and low market prices of the Class "B" shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

Quarters	2003				2002			
	NYSE (in US$)		Shares in BASE (in Ps.)		NYSE (in US$)		Shares in BASE (in P s.)	
	High	Low	High	Low	High	Low	High	Low
First Quarter...............	2.25	1.47	1.36	1.06	5.60	1.55	1.90	1.05
Second Quarter..........	3.75	2.22	1.97	1.29	2.00	0.62	1.14	0.49
Third Quarter............	3.34	2.50	1.92	1.53	1.40	0.65	0.98	0.53
Fourth Quarter...........	4.72	3.14	2.84	1.83	1.69	1.07	1.33	0.88

The table below shows the high and low market prices of the Class "B" shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full monthly period within the six most recent months.

Months	NYSE (in US$)		Shares in BASE (in Ps.)	
	High	Low	High	Low
December 2003	4.72	3.74	2.84	2.16
January 2004..............	5.72	4.75	3.30	2.88
February 2004...........	5.21	4.42	3.18	2.50
March 2004...............	5.67	5.00	3.34	2.96
April 2004	5.38	4.38	3.08	2.54
May 2004.................	4.49	3.66	2.58	2.10

B. Plan of Distribution

Not Applicable.

C. Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854 and on which the majority of equity trades in Argentina are executed. As of December 31, 2003, the market capitalization of shares of the 108 companies (excluding mutual funds) listed on the BASE was approximately Ps. 543,295 million. At the end of December 2003, the top 10 listed securities represented 93.66% of the total. Trading in securities listed on an exchange is conducted through the Mercado de Valores ("**Stock Market**") affiliated with such exchange.

Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A. (the "**MAE**"), an electronic over-the-counter market reporting system that functions independently from the Mercado de Valores de Buenos Aires S.A. (the "**Buenos Aires Stock Market**") and the BASE. Under an agreement between the BASE and the MAE, trading in equity and equity-related securities is conducted exclusively on the BASE and trading in corporate debt securities is conducted on both the BASE and the MAE. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BASE and the MAE. The agreement does not extend to other Argentine exchanges.

Changes to the legal framework of security trading have been introduced permitting issuance and trading of new, non-bank financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options. The Argentine Government deregulated brokerage fees and eliminated transfer taxes and stamp taxes on securities transactions in November 1991.

The Buenos Aires Stock Market. The Buenos Aires Stock Market, which is affiliated with the BASE, is the largest Stock Market in Argentina. The Buenos Aires Stock Market is a corporation whose 250 shares are owned by a number of members who are the only individuals and entities authorized to trade in the securities listed on the BASE. Trading on the BASE is conducted by open outcry and a computer-based negotiation system called SINAC from 11:00 A.M. to 6:00 P.M. each business day. The BASE also operates an electronic continuous market system from 11:00 A.M. to 6:00 P.M. each business day, on which privately-arranged trades are registered and made public. To control price volatility, the Buenos Aires Stock Market operates a system which restricts dealing in shares of any issuer when changes in the price the such issuer's shares vary 15% from the previous closing price, unless trading at the top price.

Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds. Certain information regarding the Argentine equities market is set forth in the table below.

	1999	2000	2001	2002	2003
Market capitalization (US$ in billions)	83.9	165.8	192.5	103.3	185.4
Average daily trading volume (US$ in millions)	47.2	38.8	30.1	5.6	5.04
Number of listed companies	114	116	114	114	108

Source: Data published by the Buenos Aires Stock Market and other sources.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Information contained in Item 14 of our Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

C. Material Contracts

None.

D. Exchange Controls

The Argentine foreign exchange market was subject to exchange controls until December 1989. From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into dollars.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions. These regulations have been changing constantly since they were first promulgated and it cannot be assured as to how long these current regulations will be in effect or whether they will be made stricter.

Pursuant to resolutions issued by the Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of corporate profits and dividends reported as payable under approved financial statements certified by an independent auditor.

In addition, for the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is no longer required as of May 6, 2003, provided such debts have been disclosed under the Informative Regime of External Debts (Régimen Informativo de Pasivos Externos).

Interest payments on outstanding financial indebtedness no longer require Central Bank approval for their remittance abroad, provided that the transfer abroad in connection with such payments is made not more than 15 days in advance of their stated maturity date.

E. Taxation

General

The following is a general summary of certain Argentine and United States federal income tax matters that may be relevant to the ownership and disposition of ADSs or Class "B" Shares. The summary describes the principal tax consequences of the ownership and disposition of ADSs or Class "B" Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of ADSs or Class "B" Shares.

The summary is based upon tax laws of Argentina and the United States and re gulations thereunder as in effect on the date of this Annual Report, which are subject to change. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Holders of ADSs or Class "B" Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class "B" Shares in their particular circumstances.

Argentine Taxes

Taxation of Dividends. Dividends of our cash, property or capital stock paid or distributed to holders of Class "B" Shares or ADSs are currently exe mpt from Argentine withholding or other taxes. However, according to Law N° 25,063, published on December 30, 1998, cash or other type of dividend distribution, exceeding accumulated net income at year end determined as stipulated by tax regulations, will be subject to a 35% withholding tax as a sole and definite payment.

Taxation of Capital Gains. Capital gains derived by non-Argentine residents from the sale, exchange or other disposition of ADSs or Class "B" Shares are not subject to income tax.

Tax on Personal Property (Individuals). The Argentine Tax authority has recently introduced some amendments to the Personal Property Tax. In accordance with the Law 25.585, the personal tax corresponding to the ownership of securities issued by entities domiciled in Argentina, whose direct owners are individuals and/or entities domiciled in Argentina or abroad, and/or any other class of entity domiciled abroad, will be liquidated and deposited by the entity that has issued such securities. The applicable rate is 0.50% on the equity value according to the last financial statements as of each respective fiscal year. The Law presumes that securities whose holders are entities domiciled or located abroad, indirectly belong to individuals domiciled abroad.

We will be responsible to deposit such tax and will have the right to repay such amount, even withholding and/or liquidating such securities which originated such tax payment. Amendment is effective starting fiscal year 2002.

Value Added Tax. The sale, exchange or other disposition of ADSs or Class "B" Shares is not subject to value added tax.

Transfer Taxes. The sale, exchange or other disposition of ADSs or Class "B" Shares is not subject to transfer taxes.

Purchase or Sale of Foreign Currency. There is no tax on the purchase or sale of foreign currency.

Deposit and Withdrawal of Class "B" Shares in Exchange of ADSs. No Argentine tax is imposed on the deposit or withdrawal of Class "B" Shares in exchange for ADSs.

Other Taxes. There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or Class "B" Shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Class "B" Shares.

Tax Treaties. Argentina has entered into tax treaties with several countries. A tax treaty between Argentina and the United States has been signed but has not yet been ratified and therefore is not currently in effect. It is not clear when, if ever, the treaty will be ratified or enter into effect.

United States Taxes

General. This discussion relating to certain US federal income tax consequences only applies to an investor who holds our ADSs or class "B" shares as capital assets for tax purposes and is not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for his or her securities holdings; a tax-exempt organization; an insurance company, a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of our voting stock; a person that holds shares or ADSs as part of a hedging or straddle or conversion transaction; or a US holder whose functional currency is not the U.S. dollar. A holder is a US holder if such holder is a beneficial owner of shares or ADSs and such holder is: a citizen or resident of the United States; a domestic corporation; an estate whose income is subject to US federal income tax regardless of its source; or a trust, if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust.

Moreover, the effect of any applicable US state or local tax laws is not discussed in this annual report.

For US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the underlying shares represented by those ADSs, and exchanges of class "B" shares for ADRs, and ADRs for ordinary shares, will not be subject to US federal income tax.

Taxation of Dividends. Subject to the passive foreign investment company ("**PFIC**") rules discussed below, if a holder is a US holder such holder must include in his or her gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of ADSs or class "B" shares or distributions of our capital stock or rights to subscribe for our capital stock) paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If the holder is a non-corporate US holder, dividends paid to him or her in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends with respect to the shares or ADSs generally will be qualified dividend income, provided that in the year that the holder receives the dividend, the shares or ADSs are readily tradable on an established securities market in the US. The holder must include dividends in income when he or she receives them, either actually or constructively, in the case of class "B" shares, or when the depositary receives such dividend, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder's basis in the ADSs or class "B" shares and thereafter as capital gain.

The amount of the dividend distribution that a holder must include in his or her income will be the U.S. dollar value of the Argentine peso payments made, determined at the spot Argentine peso/U.S. dollar rate on the date such dividend distribution is includible in such holder's income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

For foreign tax credit purposes, the dividend will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a holder. No US foreign tax credit will be allowed to US holders of class "B" shares or ADSs in respect of any personal property or similar tax imposed by Argentina (or any taxing authority thereof or therein). Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Distributions of additional shares to US holders with respect to their class "B" shares or ADSs that are made as part of a pro rata distribution to all shareholders generally will not be subject to US federal income tax.

Taxation of Capital Gains. Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of class "B" shares or ADSs will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a non-corporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

PFIC Rules. We believe the class "B" shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. The application of the PFIC rules to a corporation such as ours, a substantial portion of whose business is the processing and selling of NGL, is not entirely clear. If we were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the class "B" shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, the US holder would be treated as if he had realized such gain and certain "excess distributions" ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F.   Dividends and Paying Agents.

Not applicable.

G.   Statement by Experts.

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the CNV and the BASE and files reports and other information relating to our business, financial condition and other matters with the CNV and the BASE. You may read such reports, statements and other information, including our publicly-filed financial statements, at the public reference facilities of the CNV and BASE maintained in Buenos Aires. We are also required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC will also be available to the public at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

We have appointed The Bank of New York to act as depositary for our ADSs. For so long as our ADSs are deposited with the depositary, we will furnish the depositary with our annual reports; *and* summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the deposit agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of our ADSs. Any record holder of ADSs may read such reports, notices, or summaries thereof, and communications at the depositary's office. The depositary's office is located at 111 Wall Street, New York, NY 10043.

Whenever a reference is made in this Annual Report to a contract or other document of ours, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the Annual Report for a copy of the contract or other document. You may review a copy of the Annual Report at the SEC's public reference room in Washington, D.C.

I. Subsidiary Information

Not applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is associated with changes in the interest and foreign currency exchange rates. Interest rate risk exposure derives from variable rate debt obligations and LIBOR issuances. Foreign currency risk is a consequence of dollar denominated debt.

According to the authorization granted by our Board of Directors, we manage market risk exposure through the utilization of derivative financial instruments entered into only for hedging purposes. Such derivative financial instruments include interest rate cap with knock-out clauses. See "Item 5 Operating and Financial Review and Prospects— Liquidity and Capital Resources— Derivative Financial Instruments" and Note 5 to the consolidated financial statements included elsewhere herein. Approximately 44% of our outstanding principal debt at December 31, 2003, bears a fixed interest rate.

Interest Rate Risk

The following table provides information about our interest rate risk sensitive instruments, including debt instruments and an interest rate cap. As a consequence of defaults, including payment defaults, under our debt obligations, the postponement of principal and interest payments on all of our debt obligations and our general financial condition, we reclassified our outstanding long-term indebtedness as "current" in our consolidated balance sheet as of December 31, 2003 and 2002. For interest rate cap, the table presents marked-to-market amounts. Accrued interest included in each line has been calculated until December 31, 2003 and are based on weighted average interest rates effective as of such date. The amount of indebtedness subject to variable rather than fixed interest rates has not changed materially since last year, but may change as a result of a restructuring of our debt.

US$ equivalent in millions

Liabilities

Fixed Rate

Total debt..................................	500.0
Average Interest Rate (%)......	10.01%

Variable Rate

Total debt.................................	610.2
Average Interest Rate (%)......	4.03%

Derivative Financial Instruments

Interest rate cap (fair value)....	**0.06**

Exchange Rate Risk

Under the Convertibility Law, the value of the peso was set at Ps.1.00 to US$1.00. Under this regime, our exchange rate risks were mainly related to changes in the value of the U.S. dollar compared to currencies other than the Argentine peso. In response to the economic crisis in Argentina, however, the government adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our revenue. As a result, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in U.S. dollars. In addition to having US$1,099.2 million in U.S. dollar-denominated indebtedness, we have US$6.0 million in trade and other payables denominated in foreign currencies.

Our indebtedness decreased in relative peso terms at December 31, 2003 from the previous fiscal year due to the revaluation of the Argentine peso mentioned elsewhere in this Annual Report. As of December 31, 2002, U.S. dollar value of our consolidated total bank and financial debt in foreign currency was approximately US$1,033.2 million. As of December 31, 2003, this amount had increased in relative U.S. dollar terms to approximately US$1,099.2 million, but had decreased in relative peso terms from approximately Ps. 3,507.5 million to approximately Ps. 3,220.8 million due to the appreciation of the peso during 2003. During the same period, net financial expense, on a constant peso basis, decreased by approximately 79.5% to approximately Ps. 219.8 million for the year ended December 31, 2003 as compared to approximately Ps. 1,071.4 million for 2002. The impact of foreign exchange difference during 2003 on our net monetary position in foreign currency, net of exposure to inflation, amounted to a gain of approximately Ps. 30.7 million. As of December 31, 2003, consolidated current assets in foreign currency were lower than consolidated current liabilities in foreign currency by approximately US$859.8 million (Ps. 2,519.2 million).

Item 12. Description of Securities Other Than Equity Securities

Not applicable.


Part II


Item 13. Defaults, Dividend Arrearages and Delinquencies

As a result of the continued deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including among others the violation of the contractually-agreed terms contained in our License and the devaluation of the peso, we have not been able to comply with or otherwise satisfy certain financial and other covenants contained in our outstanding debt obligations (each of which is described in Note 5 to our consolidated financial statements included elsewhere in this Annual Report). In May 2003, we announced the suspension of payments of principal and interest on our financial debt obligations. As of the date of this Annual Report, the amount of principal payments on which we have defaulted amounted to approximately US$557.7 million. In addition, approximately US$1,027.1 million, exclusive of accrued interest and penalty amounts, of our debt obligations are currently due and payable or capable of being declared due and payable. As of May 31, 2004, we owed approximately US$94.6 million in past due interest, exclusive of default interest and interest on overdue interest.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures.

Our chairman and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rule 13a-15(e)) as of December 31, 2003, have concluded that, as of December 31, 2003, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

There have not been any changes in our internal control over financial reporting during 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. (Reserved)

Item 16A. Audit Committee Financial Expert

Our board of directors has designated Mr. Santiago Lazzati as an audit committee financial expert.

Item 16B. Code of Ethics

We have not adopted a Code of Ethics at the date of issuance of this Annual Report since it is not a requirement for Argentine public companies. We are currently evaluating its adoption for the future. However we have adopted a Code of Conduct, applicable to all employees, which is included as Exhibit 11.1 in this Annual Report.

Item 16C. Principal Accountant Fees and Services

A. Audit Fees

Our audit fees for 2003 and 2002 were Ps. 0.45 million, and Ps. 0.38 million, respectively.

B. Audit-Related Fees

Our 2003 audit-related fees were Ps. 0.15 million, these fees included services related to the preparation of the Information Memorandum for the Initial Restructuring Proposal. In 2002 we did not have audit-related fees.

C. Tax Fees

Our tax fees during 2003 and 2002 related to the preparation or review of tax returns and miscellaneous research related to these tax returns. Our tax fees for 2003 and 2002 were Ps. 0.01 million for each year.

D. All Other Fees

Not applicable.

E. Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee has adopted a policy to pre-approve services prior to commencement of the specified service. Under the policy, the Audit Committee must pre-approve the provision of services by our principal auditor prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by our Chief Financial Officer, or a designate, and the Audit Committee Chairman executes engagement letters from the principal auditor following approval by committee members. The services referred to in subsections B. and C. above were performed under arrangements in place prior to May 6, 2003.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

None

<u>Part III</u>

Item 17.   Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.   Financial Statements

The following financial statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.--

Reference is made to pages F-1 through F-52.

Item 19. Exhibits

See Exhibit Index

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSPORTADORA DE GAS DEL SUR S.A.
(Registrant)
By:

/s/ Pablo Ferrero

Name:	Pablo Ferrero
Title:	Chief Executive Officer or General Director

/s/ Claudio Schuster

Name:	Claudio Schuster
Title:	Director of Administration and Finance

Dated: June 24, 2004.

EXHIBIT INDEX

Exhibit No.

1.1	Corporate Charter and By-laws.[**]
2.1	US$200,000,000 Floating Rate Notes due 2006 – Indentures[**]
2.2	US$150,000,000 Series 1 Floating Rate Notes due 2003 – Indenture[***]
2.3	US$150,000,000 Series 2 10.375% Notes due 2003 – Indenture[***]
2.4	US$100,000,000 Series 3 Floating Rate Notes due 2002 – Trust Deed[**]
2.5	Extension Agreement – Amendment to the Series 3 Trust Deed[*]
2.6	Loan Agreement, dated as of April 5, 1999 between TGS and the Inter-American Development Bank[****]
2.7	Loan Agreement, dated as of November 2, 1999 between TGS and the Inter-American Development Bank[****]
4.1	Technical Assistance Agreement between TGS and Enron Pipeline Company Argentina S.A. dated December 28, 1992[*****]
8.1	List of TGS' Subsidiaries
11.1	Code of Conduct
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Audit Committee Charter

---

[*] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2002 (Commission File No. 1-13,396).

[**] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2001 (Commission File No. 1-13,396).

[***] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2000 (Commission File No. 1-13,396).

[****] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 1999 (Commission File No. 1-13,396).

[*****] Incorporated by reference to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 14, 1994 (Registration No. 33-85178).

INDEX OF CERTAIN TERMS USED IN THE ANNUAL REPORT

EXHIBIT 8.1

SUBSIDIARIES

The following are our subsidiaries:

Company Name	Country of incorporation	Proportion of Ownership Interest
TELCOSUR S.A...	Argentina	99.98 %
LINK.	Argentina	49.00%
TGU	Uruguay	49.00%
EGS..	Argentina	49.00%

1

EXHIBIT 11.1

CODE OF CONDUCT

Our vision and mission

To be a leader in developing the natural gas transportation and conditioning business and the processing and commercialization of liquids by promoting the integration of the energy market, setting a priority on customer and consumer satisfaction, generating sustainable value, developing our human resources, guaranteeing quality management, safety and environmental conservation.

Our values

- Concentration on steady improvement.

- Ethics and integrity in each aspect of the business

- Sincere, clear and objective communication.

TGS Management System

TGS has the objective of achieving the satisfaction of its customers by means of an overall management based on the continuous improvement and the commitment of complying with the requirements of the legislation in force and the procedures and agreements that may be established by the company.

The basic pillars on which this policy is supported are:

- Its people, because of their ability, high willingness, teamwork and responsibility.

- Quality, innovation and appreciation of its products and services because of the balanced ratio existing among quality, costs, productivity and benefits.

- Minimization of all kind of defect, waste or risk: because of the prevention of accidents and pollution and preservation of the environment.

- A Management System in agreement with the requirements of ISO standards 9001/14001.

Table of Contents

PREFACE

We are all responsible, as TGS employees, to conduct its business in accordance with commercial regulations, applicable laws and ethical standards. We have developed this Code of Conduct in order to make sure that we are all aware of -and understand- what the Company expects from us.

Principles, terms and conditions contained in this Code are basic and common sense principles to be applied in our day to day job. It is essential to abide by these standards: therefore they should be read, understood and put into practice.

If any particular situation appears not to be in line with this Code, it must be analyzed jointly with your immediate supervisor or with the Internal Auditing Department.

Pablo Ferrero
C.E.O.

HOW TO USE THIS CODE

TGS has a Code of Conduct with principles and regulations which must be complied with when conducting its business. Consequently, it is imperative that the whole TGS staff understands the scope of this Code and makes a detailed analysis of such principles, specially those ones related to their duties.

Therefore, we recommend to proceed as follows:

1. Carefully read, construe and get the message of this Code;
2. In the event of any doubt as regards the meaning of this Code, please contact your supervisor or Legal Affairs Department, Human Resources Department or Internal Auditing Department.

Attached to the Code, you will find Exhibit I and Exhibit II (Code Acceptance Certificate and Private and Confidential Information Certificate) to be signed as an acceptance of the standards of our Company Code. Please, sign both certificates and submit them to the Human Resources Department.

SECTION 1 - INTRODUCTION

1.01   – Miscellaneous

In order to avoid conflict of interests, this Code of Conduct provides TGS´ staff with criteria to make ethical decisions. The criteria to deal with third parties on behalf of TGS shall not be influenced by eventual personal interests.

The word "employee" comprises all the members of the Company, whether temporary or not, and refers to their global activities. This Code also applies to TGS controlled companies. Consultants and other independent contractors, hired temporarily by TGS, must be duly informed about any policy related to their activities in order to avoid conflicts.

It is TGS´s policy to keep a high level of integrity in all its actions, above the minimum required by the law. Full compliance with the standards and procedures set by the Company is also vital. In order to keep this high level of integrity we have to deal with clients and suppliers with high ethical standards as well. No business plan or personal project must be accepted if any risk of damaging ethic standards appears. All TGS´s employees are encouraged to have free communication with their supervisors in the event that an ethical or integrity issue may arise.

1.02   – Ethical Standards

▪   TGS employees must work in accordance with the highest ethical standards.

▪   No employee should conduct himself in a way that, directly or indirectly, might cause damage to the Company's interests, nor obtain an individual benefit as a consequence of his employment.

▪   All moral and legal obligations must be fully observed, with an open and swift attitude, constantly reflecting the interest of maintaining the Company's reputation.

▪   The Company's services and products should observe the highest quality. Advertisement and promotion must be sincere and avoid exaggerations or misunderstandings related to them.

▪   Contractual and verbal agreements must be fully complied as entered. No commissions, benefits or gifts can be received or given as an exchange for special considerations or any other kind of privileges.

▪   Employees must keep confidentiality on all corporate information and must not use it for personal benefit.

- The relationship with private, official and governmental entities must be conducted with honesty, impartiality and fairness.

Rules and regulations that involve the Company must be duly complied. An illegal conduct carried out by any employee during the process of his activities will be sanctioned.

These outlines will help to build a corporate ethical and transparent image, inside and outside the Company's scope.

1.03   Employees' Responsibility

Every employee's responsibility is to assure the compliance with this Code. Any employee that violates the Code will be liable to disciplinary action. However, no disciplinary action will be taken against an employee which has acted in good faith after consulting his immediate supervisor, nor against an employee who reports a breach of this Code.

1.04   Procedures for reporting and Acknowledgment Receipt Form

TGS has no intention to interfere in it's employees personal matters beyond their responsibility in the upholding of the Company's reputation: unnecessary censure to its staff will be avoided . Each member of the Company must contribute to maintain its reputation through the immediate reporting of any situation that could derive in a possible conflict of interests (See Section 6, referred to Code Deviations). As to comply with this, any person who performs activities prone to create conflict of interests situations, should be given notice by his immediate supervisor of TGS's Code of Conduct. The supervisor should make sure that the employee fully understands the scope of the Code.

The forms to be signed by all persons employed by TGS will be kept in their personal files at the Human Resources Department.

SECTION 2 – INDIVIDUAL MATTERS

2.01   Relationship with Clients/Suppliers

Conflict of Interests

The general principle in force is that the employees must avoid situations that may appear to be or actually are in conflict with TGS's interests.

There is conflict of interests whenever an employee has a direct or indirect interest in any transaction or proposal that involves TGS, and when such interest is of a dimension or nature that may impair the objectivity of the employee's decision. Obviously, in each situation, the facts will determine if such interest is within the area of a potential conflict. It is not possible to give specific definitions in light of the great variety of ways in which the conflicts may arise.

As mentioned above, an apparent conflict of interests may be as harmful for TGS's reputation as an actual conflict, and as difficult to distinguish for individuals involved in the case. All employees are expected to objectively analyze their own conduct and wonder whether a reasonable and disinterested observer – a client, a supplier, a shareholder, a well -known person, an inspector or a government representative – may have or not any grounds to believe:

- That the confidential nature of the business relation has been breached.
- That businesses with TGS are made only on a basis of friendship, family links, giving or receiving gifts or favor-asking
- That TGS's resources are used in benefit of an employee's personal activity (of course excluding cases in which TGS's resources could be used as to help employees within extraordinary, humanitarian causes or emergency needs), or
- That consumer needs are not taken into account for business decision-making

If employees' courses of actions may be considered by objective third parties as to fall within any of the preceding cases, this Code is then being breached and the conducts should be adjusted as to protect TGS's -

and all its employees'- reputation. To sum up, employees are expected to maintain the confidential nature of the relationships with clients and suppliers, to conduct business activities honestly and cautiously, to be objective when making decisions, to relate sincerely to the rest of the working team, and to avoid seeking personal benefits derived from their labor relations with TGS. Likewise, when making business decisions the widest scope of public interest should be taken into account.

It is worth mentioning that TGS has undertaken the commitment to observe laws against money-laundering.

2.02   Purchases

General Outlines

The considerations of this Code –mentioned above- with reference to conflict of interests, apply to all TGS's   staff (particularly to personnel involved in Purchasing activities). This section provides additional information, and focuses on eventual conflictive interests in the purchasing of equipment, supplies and services. It defines and provides documentation related to procedures in line with the Code that concern specifically the Purchasing area personnel and any other area that initiates such procedures. However, all employees must be familiar with the standards outlined in this Code and be aware of the situations that may derive in conflicts.

For all purchasing procedures, the following outlines should be taken into account:

- All relationships will be liable to ethical standards defined in point 1.02 of this Code.

- All business relations will be conducted as to produce equal opportunities for all approved suppliers

- The Company will require quotations only from those suppliers that provide complete and fair information as to participate in the bidding processes for proposed purchases

- The Company will protect the confidentiality of prices offered by the suppliers and of all related information, giving special care to the use and filing of quotations as to keep it beyond the reach of any non-authorized person whether he belongs or not to the Company

- A suitable written justification will be required in cases the bid is not carried-out due to economic or technical reasons

- Illegal conducts of any employee within the Purchasing area -or any other area involved in such acquisition process- will not be allowed

The general rule is that all employees will avoid situations that may unduly influence its relationship with suppliers that are in position to have businesses with TGS.

Purchasing Procedures

All employees who make purchases (as part of their duties) will be required to state, under signature, if there are previous or current situations to be disclosed. They should also sign a memo reflecting their knowledge of the standards outlined in this Code and procedures and their intention to fully comply with them. Any person that violates these policies and procedures will be liable to a disciplinary action.

Each new member should be requested to declare or disclose any situation that might be interpreted as conflict of interests. This statement will be valid throughout the whole work relationship.

The items included in this statement comprise:

- Previous jobs.
- Any position in other companies which he holds or intends to keep simultaneously with his position at TGS.

- Commitment on the part of the employee to disclose situations (such as positions of personal friends as salesmen in supplier companies) which could have an influence in TGS purchasing operations
- In the case of members of the Board of Directors and TGS executives, they must declare both their and their closest relatives´ holdings in shares, bonds and securities of the Company as well as their share in any company related to TGS, in compliance with current laws.

Employees are requested to report any situation of this kind that might arise or any change that occurs in this respect during the course of his employment at TGS.

Gifts, gratuities, special events and attentions related to the Purchasing Department

As a rule, it is not allowed to accept gifts or gratuities that may be construed as likely to affect the objectivity of the employee in the purchase of equipments, supplies and services. In the Purchasing Department and other areas which deal with purchases, the decision as to whether accept or reject a gift should be made by the supervisor of the person involved. Therefore, such officials should always be informed about all the gifts that such people receive.

For a better guidance regarding the process of declaring any accepted gift, the course given to them and the acceptance of other attentions, please refer to the Policy of Gifts in section 2.05 of this chapter.

Purchases in which a supervisor or employee receives a preferential treatment during a transaction not related to TGS, but caused by the relation of such supplier with TGS, must be approved by the person responsible in the Purchasing area or the sector itself. No personal purchase from TGS suppliers is allowed at prices lower than those to the public in general. Under no circumstances shall a TGS employer accept or request a discount from a supplier of the Company for his personal use.

If TGS has agreed to discounts to its employees (corporate agreements), then the personnel of the Purchasing Department will be able to obtain those benefits with no previous authorization.

Confidential Information

For many reasons it is advisable to keep as confidential certain information related to the purchase of equipments, supplies and services. Such information is highly sensitive and confidential, as it refers to price quotations submitted by bidders who compete with each other.

These prices, as well as any other information that can grant or eliminate competitive advantage must be kept in the strictest confidentiality. Infringements to this trust will be treated as a serious breach of this Code of Conduct, even if TGS seemed to benefit from this disclosure.

Under no circumstance prices can be revealed to other suppliers. The information regarding present or future TGS orders is private and confidential, particularly if possessing this information could be construed as advantageous for a supplier in future deals.

See Section 3 for other guidelines regarding confidential information.

Both this item about Confidential Information and the previous one regarding Gifts and Attentions in connection with the Purchasing Department are pertinent not only to the Purchasing personnel itself but to the rest of the areas as well.

Reciprocity

Those TGS clients who are part of bidding processes as suppliers of the Company, will not receive any kind of preferential treatment owing to their condition of clients.

Likewise, those TGS suppliers that are being evaluated as potential clients of the Company will not be favored for their nature of suppliers.

Bribery and invitations to Bribery

Any person who is proven to have acted in an illicit way with a supplier in order to obtain a personal benefit, will immediately be dismissed from TGS.

If a person has acted irresponsibly or is to blame for incidents, either for action or omission, which normally could be considered as inadequate purchasing practices, he will be removed from his position at the criteria of his supervisor. Such action may result in the loss of his employment, depending on the circumstances.

In serious cases of conflict of interests, TGS may, after terminating the work relationship, start legal actions to recover eventual losses.

Every invitation to receive bribery, or any other proposal or suggestion of this kind must be reported immediately to the supervisor of the involved person.

The failure to inform the proposal or rejection of bribery will be considered as serious lack of cooperation and the employee will be liable to severe disciplinary action.

2.03   International Trade Control

The Company will watch over the compliance with the regulations that govern international trade activities, such as imports, exports and financial transactions. Likewise, international trade control regulations will be observed if applicable, involving export licenses, documentation of shipments, imports, requirements for the preparation of reports and the filing of documents in all the countries with which business is conducted.

2.04   Reimbursed business expenses

General Rule

No employee´s expense reimbursement will be allowed unless there is a direct relation between the expense and TGS business. On the other hand, no reimbursement will be approved if the expense is not supported by duly written documents or receipts, which must comprise the following information:

- Amount and description of the expense
- Place and date of the expense
- Names and business relations of the involved parties.

The expressed above must be presented in the Expense Account Form and must enclose the receipts of each of the expenses individually, specifying each item.

The compliance with these procedures is essential for the presentation of documents that the Company requires for expense reimbursement

Trips

TGS will reimburse every reasonable expense related to business trips. When part of the time is invested in TGS business and part in personal activities, TGS will only refund the expenses related to its activities.

Under no circumstance will TGS pay, without the Chief Executive Officer´s approval, tickets or services for the family of the personnel or any other third person.

Gift Giving

Naturally, employees can give presents to whomever they want in a personal way. However, the personnel is expected to bear in mind how this course of action would be perceived if the person who receives the gift is a client, supplier or government officer, in addition to being an acquaintance or friend. The context of this behavior is important, and if the employee believes his personal gift may be inferred as a reward for a business favor, then he should make sure the personal nature of the gift is clarified.

2.05   Gift Acceptance

As a rule, no gifts should be accepted from clients or suppliers. Although there is a need for certain flexibility in the treatment of certain local usages, the exception to this rule when receiving a gift is only if:

- The gift is not accepted as a retribution.
- An abrupt negative to receive the gift would have a destructive effect on the relationship with the client or supplier.
- To reject or return the gift were really impracticable.

Traveling

Air or land transportation companies which render services to TGS may offer to the personnel free tickets or material discounts in the event of promotions such as inauguration of new routes or new equipment, or -in the case of Travel Agencies- with educating purposes.

No employee will be allowed to accept for him/himself or his family free tickets or discounts other than those offered in general, as a consequence of the agency´s work relationship with TGS.

The reason for this policy is that a free ticket or a special discount seems to be an excessive and not reasonable gift, unless the duties of the TGS´S employee include the organization of trips for other members of the personnel. In such case, his familiarity with the new services of the transporter will suit TGS purposes.

Courtesy to clients

They can be offered in line with the criteria outlined in 2.03.

2.06   Fair Labor Practices

TGS has made the commitment to abide by fair labor practices, including the prohibition of any kind of illegal discrimination. By dealing with every employee according to his worth and merit, we enhance the success of the Company and the progress of the individuals and communities in which the businesses are located.

TGS has also made the commitment to comply with the labor and employment laws effective in any country in which its activities are conducted.

2.07   Employment of relatives

There will be no restriction to the employment of relatives of personnel members. However, if such situation arises, each case should be examined thoroughly in order to avoid potential future inconveniences. The following guidelines might reduce the likelihood of conflict of interests:

- Related employees should not be appointed to positions in which their relatives may have the chance to control, process, oversee or approve their work.
- Related employees should not be appointed to positions from where they could have influence over the salaries, benefits or promotions of their relatives.

SECTION 3 – CONFIDENTIAL INFORMATION

3.01   General Outlines

Employees are under the obligation to declare every piece of information, idea, concept, improvement, discovery or invention (whether it can be patented or not) that has been devised, carried out, developed or acquired by himself -individually or with others - during his employment at TGS (whether in or out of office hours or work facilities) and that is related to the business of the Company, its products or services. The findings mentioned above are of exclusive TGS´s ownership. TGS´s policy is to set, protect and defend its prerogative on every copyright that results material at a business level and to use such rights in a responsible way. Every employee must safeguard these assets. Business, products and services of the Company include -but are not restricted to- every piece of information related to corporate opportunities, research, financial and sales information, evaluations, opinions, interpretations, acquisition possibilities, clients´ identities and requirements, identities of key contacts in the clients´ companies, acquisition possibilities, marketing strategies etc.

Besides, all the drawings, memorandums, documents, files, correspondence, handbooks, models, specifications, computer programs, maps, or any other writing or material that contains this kind of information, idea, concept, improvement, discovery or invention belong exclusively to the Company.

When signing the agreement form enclosed in Exhibit II, the employee is informed and accepts that:

- The Company business is highly competitive and its strategies, methods, accounting books, records and documents, technical information on products, equipment, services, processes, names or any other information related to clients or affiliates are confidential information and constitute a commercial secret of great value that the Company uses to conduct its business.

- The protection of confidential information and commercial secret against disclosure and non-authorized use is of vital importance to the Company

- No employee will disclose any confidential information or commercial secret or make any use of it except when performing his work at the Company.

In some cases, the employees of the Company have access to confidential information or commercial secrets of third parties (clients, suppliers, partners, joint ventures, etc). Each employee must preserve and protect similarly the confidentiality of this kind of information related to third parties.

3.02   Disclosure of Information

TGS complies with the confidentiality provisions of applicable regulations.

The standards of our Code of Conduct regarding information protection determine that our clients/suppliers have the right to expect from TGS and its personnel the strictest reserve and the greatest effort to avoid a violation of this duty. This applies both to deliberate and non-deliberate disclosures. Therefore, the staff shall make sure that :

- All desks are clean of commercial papers after our work is finished.

- All documents related to clients and/or suppliers or other potentially confidential papers are locked in desks or file cases.

- Access to office areas where confidential information is kept is controlled after office hours.

- Access to archive offices is permanently controlled.

- Access to the computer system of the Company is restricted by the application of computer system safety standards set by the Company.

Besides, in the event of having to take confidential information out of the office facilities, special care must be taken to protect the safety of the information. Documents must be kept in briefcases with locks and the documents should not be shown in public places, such as elevators, corridors, and public transportation vehicles.

Further details on the subject will be found in 4.

SECTION 4 – PERSONAL BUSINESS AND INVESTMENTS

4.01   Trading of TGS securities by the Personnel

In connection with the trading of its securities, the Company has developed a set of principles to be used as a guideline by its members:

- TGS endorsed all the prohibitions regarding insider trading that arise from the all the laws affecting its business.

- Employees shall not use their position for their own advantage in the purchase of new issuance of shares or other outstanding securities.

- Employees who are in the position to have influence over the choice of stockbrokers, will not accept any favor or gift from the community of Stockbrokers, which could in any way result in the employee´s commitment or even apparent commitment to such agent or agents.

- No employee will either buy or sell stock on the grounds of his possession of material information regarding a likely change in the investment policies of TGS and its further actions regarding such stock. Employees enabled to research into investments are specially warned not to trade in the securities they contemplate to recommend after their sale or purchase.

- Employees who know that TGS is performing or intends to perform transactions with certain stocks, are prohibited to carry out personal transactions with such securities if these personal transactions could have a negative effect on the prices obtained by TGS. Employees are particularly warned against such transactions since they may be considered as based on something equivalent to material confidential information.

- The underlying principle that rules for all TGS employees who have access to material confidential information, is to avoid situations in which conflicts between the best interest of TGS -or its clients- and their own personal interests may arise.

- When handling confidential information TGS employees are obliged to the public in general not to use it for personal benefit or disclose it to third persons.

- Material confidential information is any information that could have an effect on the price of shares, that is to say any information that an investor would consider relevant in his decision to buy. As instances of this information, we may mention projections of future earnings or losses, news of mergers, acquisitions or tender offers, changes in dividend policies, offering of securities, changes in management, financial liquidity problems, etc.

- Information is considered public once it has been disclosed to investors in general. Generally, this is done by means of a press release to the (Argentine) National Securities Commission (CNV), the Buenos Aires Stock Exchange (BCBA) and USA Securities and Exchange Commission (SEC). However, even when the information has already been released to the press, a prudential time should be waited until this information is disclosed (at least one business day). It is advisable to take all reasonable precautions and wait longer once the information has been disclosed.

- Necessary or justifiable transactions for individual reasons (such as the need to gather money for an urgent expense) are no exception. Even transactions that may only appear illicit should be avoided in order to preserve the Company reputation in its adherence to the highest standards of ethical and professional standards.

- When in doubt whether a transaction is proper or not, it is suggested to all employees affected by the rules mentioned above to discuss the facts of the situation with their supervisors.

4.02   Outside investments and business

In connection with the treatment of personal business and investments outside the Company, TGS has developed a set of principles to be used as guidance by its members.

When hiring a person on a full-time basis (either as permanent staff or under a temporary contract) TGS expects complete loyalty towards the Company and this employee´s full dedication of all aptitudes, talents and education to the performance of his/her responsibilities. Thus, employees are prohibited to:

- Be employed in an activity or business outside the Company which may interfere with his capacity to properly perform his/her work.

- Under no circumstances invest or render any service for his own benefit or the benefit of an interest related to a company when -as a result of the business nature of such company- there is or there may arise a conflict of interests between the employee and the Company.

- Have an interest or share, directly or indirectly in the earnings of any other company that is in business with or is competition of TGS, unless such share has been previously declared in writing to the Chairman of the Board of Directors and TGS Chief Executive Officer, who have concluded that such share or interest does not in any way harm the Company ´s interests.

- Of course there is no need to make a statement for holding shares traded publicly, as long as such stock has not been acquired making use of the Company confidential information, its activities, relationships, business or negotiations with other companies.

However, the following procedure must be followed if all or part of the business of a company is identical, similar or directly related to the Company ´s or if the business of the other company consists in the rendering of services to TGS or the supply of products used by the Company .

- The employee who wants to make such an investment must submit to the Chairman of the Board of Directors and TGS Chief Executive Officer a brief written summary of the most relevant issues of this investment.

- The Chairman of the Board of Directors and TGS Chief Executive Officer will evaluate the summary. If they consider no conflict of interest will arise, the employee will be notified and will be able to make the investment

- In case the Chairman of the Board of Directors and TGS Chief Executive Officer want to make such an investment, they must get the approval of the Board of Directors .

Every employee must report -as described above- any situation in which, whether for economic or other reasons, there is a likelihood of conflict of interest between him and the Company . This includes, but it is not limited to:

- Any existing personal investment at the moment of issuing these policies.

- Any existing personal investment at the moment the Company hires an employee.

- Any existing personal investment, whether previously approved or not, which may result in conflict with the provisions of this policy due to changes in the business of the Company or in the business of the outside company in which the investments have been made.

SECTION 5 - RELATIONSHIP WITH OUTSIDE ENTITIES

5.01   Agreements with Consultants

A consultant is any third party, association or company, which is hired to render a service to the Company.

Contracts with consultants, agencies or sales representatives should be made in writing and fully detail the services that will be rendered, the base tariff, amounts to be paid and other terms and conditions. Their form and content must be approved by the Legal Affairs Department. Payments must be in line with the value of the rendered services, must be duly documented and recorded and must comply with applicable laws. Payments must be carried out in checks and according to the following procedure:

- In any currency valid in the country where the services are rendered; and

- Directly to the person or his bank account in the country where services are rendered.

Agreements should include provisions related to the monitoring of the consultant's work , design and job criteria outlines, and stipulations for regular advance status reports.

5.02   Compliance with Antitrust Laws.

International operations may be regulated by antitrust laws from the United States or other countries. For this reason, employees must be aware of the way in which these laws affect the Company's transactions.

Formal or informal agreements with competitors which limit or restrict competition may infringe these laws. These illegal agreements include those that: fix, stabilize or control prices- including resale ones-, or terms and conditions; distribute products, markets or areas; boycott certain clients or suppliers; and limit or prohibit some group from conducting certain business. In order to ensure the compliance with antitrust laws, the Company's employees must not hold conversations or make agreements with competitors since it could result in the contravention of these laws. Besides, no employee must give or accept from a competitor confidential information about price, terms and conditions of sale, or any other competitive information.

Certain kind of understandings between the client and the supplier are also anti-competitive and violate antitrust laws. There should never exist understandings between clients and suppliers which restrict resale prices, affect prices, involve reciprocal arrangements or force a client to buy certain product or service.

The actions of the Company may also violate antitrust laws. The Legal Affairs Department must oversee any transaction made by the Company that may result in the monopoly of a certain product, market or geographical area or the aim of which is to eliminate a competitor from the market or prevent another from getting in.

There are many practices that have been defined as unfair or forbidden:

- Bribery
- Coercion, threats or similar tactics against clients, potential clients or suppliers.
- Deceitful comparisons of the product with other products, false representation or contempt for the competitors products, his methods or financial statements by means of the circulation of false reports.

When in doubt in connection with the meaning or application of antitrust laws, the employee must seek advice from the Legal Affairs Department. Any agreement that may include antitrust implications must be concluded with the previous approval of this department.

All company employees must comply with the Federal, State an foreign antitrust laws. When a doubt arises regarding the legality of a certain action or agreement, the transaction must be submitted to the consideration of the Legal Affairs Department for its evaluation and approval.

5.03   Compliance with environmental, hygiene and safety standards at work

TGS employees must observe regulations and laws related to environmental , hygiene and safety at work. These laws have been created to protect the environment in which we live and work, human health, wild life and natural resources. Environmental standards and regulations forbid or restrict the freeing of contaminating substances to the earth, air or water. Besides, they involve many control requirements of these substances, and force the owners and operators of the companies and factories to obtain permissions for certain emissions, report the leakage of materials that result in pollution and create and keep certain records. The Company is fully committed to environmental protection and to safeguard the compliance to regulations related to hygiene and safety at work and expects its employees to abide by these laws. Employees who do not respect these laws and regulations will be penalized.

People responsible for the construction and operation of machinery units in the Company must make sure that the contractors or third parties have the permits and documents required to conduct these activities. Besides, they must make sure that the contractors prepare all the environmental, hygiene and safety reports and keep the necessary records in an appropriate place. Employees must contemplate all the consequences of the Company operations on the environment and propose changes to them.

Employees in charge of compliance to environmental, hygiene and safety regulations must be permanently updated regarding their changes, as far as they affect the Company and plan the implementation of the regulations that have been proposed.

Auditing is meant to verify the compliance to these regulations. The Company expects that the people in charge of this issue conduct regular audits of machinery and procedures.

The Company invites all employees to minimize the quantity of wastes generated by their operations and to reprocess them. This minimization of waste not only protects the environment but reduces expenses as well.

Employees must be aware that the violation of the mentioned regulations can result in severe social, civil and criminal penalties for both the Company and the employees.

5.04   Regulatory entities inspections

Certain regulatory authorities audit our company. The following standards of behavior must be followed in those events:

- If the visitor is a government researcher or official, he must be treated politely but none of his questions should be answered (except for routine questions regarding the employee´s work). No document should be delivered and it is advisable to refer all their requests or questions to the Legal Affairs or Human Resources Departments.
- If a call, summons, complaint or any other legal process is started against any employee, the Legal Affairs and/or Human Resources Departments must be immediately notified.

- As soon as an employee learns about a likely auditing process, the Legal Affairs Department must be informed in full detail.
- Once the auditing is started, it should be verified that the Legal Affairs Department obtains the name of the agency which is conducting it, the scope and the name of the person who carries it out.
- It should be made sure that the scope of the inspection is in line with the law and regulations requirements.

The Legal Affairs Department should receive a copy of the following:

- Written reports of the requirements together with the notice letter which announced the inspection.
- Correspondence related to the inspection reports, which include any written answer to the ones who set the regulations

5.05   Membership in Board of Directors of other companies, Institutions, etc

Profit-seeking companies: when TGS employees are appointed directors or officials of other companies related to the activities of the Company, they can only serve with the previous approval of TGS Chief Executive Officer.

Non-profit seeking companies: in case of charity institutions, mercantile associations, schools, colleges and government committees, it is required to inform and obtain approval in the same way as in the case of profit-seeking companies.

If the service is requested by a charity institution, school, church, club or similar institution of renown, and the activity is served during the employee´s free time, there is no need to supply any information. If the publication of this activity is likely to be published, a report through the employee´s immediate superiors would be appreciated.

Further considerations

In order to be fair with colleagues and their reputation, there are some informal aspects regarding these relationships that must be kept in mind:

- Employees who request approval for their membership in Board of Directors of other profit-seeking companies related to TGS activities must provide enough financial information as well as the personal profiles of other directors and main officials of the other company. In this way, whoever evaluates their requests and recommend their membership approval /rejection is furnished with proper information to decide.
- It is understood that any employee will give up his position in the outside company at any moment or when real or potential conflicts of interest arise.
- The time dedicated to this activity must not interfere with his usual obligations in TGS.
- The employee will refrain from conducting TGS commercial relations with the involved company
- In the event of potential business of this outside company with TGS, the offers of this company must be carried out through bidding procedures.
- The employee will avoid any other relation that involves conflict of interest between TGS and the other company. For instance, no TGS information will be used for the benefit of the other company.

SECTION 6 - Deviations to the Code of Conduct

6.01   Disclosure of infringement

The Company trusts in the integrity and high moral standards of its employees

However, within the responsibilities assigned to each TGS member, it is encouraged an open and sincere communication system which allows all employees to timely disclose any infringement to the standards described in this Code of Conduct and any situation of conflict of interests that he may be aware of.

To such purpose, employees must inform to their immediate supervisors -or to Internal Auditing Department- about the situations or conflictive situations they know of. The supervisors will evaluate the seriousness of the matter and, if necessary, will submit the issue to Internal Auditing Department.

6.02 Instances of improper acts that should be reported:

- Financial affairs that involve or may involve illicit actions by a TGS employee
- Affairs that involve or may involve potential losses
- Mysterious disappearances
- Suspected cash- register thievery
- Any unusual matter that may expose TGS to a loss or a difficult situation
- Irregular accounting records
- Any unusual significant change that affects the internal control, the custody or the physical protection of assets.
- Infringement to confidentiality of privileged or selective information
- Excessive enrichment of any member of the Company.

The preceding enumeration is not restrictive. It is necessary to report all those acts that employees and their supervisors deem relevant and convenient to report.

SECTION 7 – ENFORCEMENT / MANAGEMENT

As a work condition, employees must accept the responsibility to comply with this Code of Conduct. The Company, through the Human Resources Department and Internal Auditing Department, will require its employees to fill in and submit a statement to certify his/her compliance to the standards of the Code of Conduct outlined in this document.

The employees who do no comply with this Code will be subject to disciplinary action, including suspensions or dismissal, or any other action -including legal action- that the Company considers suitable under the circumstances.

Statement of agreement with the Code of Conduct

_____—_____

I have received a complete copy of the **Code of Conduct** of Transportadora de Gas del Sur and I am familiarized with its content.

I declare not to be and not to have been aware of any circumstance of personal or familiar kind that has been or may seem to be in conflict with TGS interests, except for the informed below (1). Besides I have no knowledge of the performance of improper payments to private people or government officials or regulating agencies to obtain political or governmental advantages for TGS.

I undertake the commitment to report immediately any circumstance of these characteristics that may arise in the future, and to discuss with my supervisor any issue regarding this policy.

Employers signature: _____

Employers name: _____

Division/Area/Sector: _____

_____

Date: _____

(1) IMPORTANT: If you have nothing to report please specify "NONE"

If you do have something to communicate and the space is not enough, continue at the back of the document, repeating your signature at the end.

_____

_____

_____

_____

Employee´s signature: _____

Private and Confidential Information

Your position in Transportadora de Gas del Sur may allow you access to information considered confidential or private. **Broadly defined, confidential or private information is any information which gives the Company an advantage over its competitors**. It is often acknowledged that it is difficult to draw a clear line between private information, of TGS exclusive ownership, and the information that is part of the employee´s experience and background acquired during his/her personal career development, which can be used in any job or place. However, a criteria of appropriateness should be used as the safest interpretation guide. In the event of doubt, the employee is suggested to resort to his supervisor.

It is a Company rule that all its employees must sign the Patent and Confidential Information Agreement below. A copy of such must be kept as a reminder of the obligations of each employee in the field of confidentiality and discoveries -that are prone to be patented- made while employed by TGS.

Patent and Confidential Information Agreement

In view of the expressed above and my position in TGS, I undertake the obligation not to disclose during my work relationship with TGS its secret and confidential information, as well as the information referred to the business of the Company, its clients, products and services, methods, systems, business plans, marketing strategies, costs or any other confidential information, secret and private of TGS´S clients and suppliers. In case my position in the Company terminates, I agree not to disclose or use such confidential information and immediately return to TGS all the documents of its ownership.

Besides, while employed by TGS, I will immediately disclose and pass on to the Company my interests in any invention, improvement or discovery done or devised by myself, either alone or with others, during the course of my employment. At its request and expense, I will cooperate with TGS during my work relationship with it, and even afterwards, with respect to any controversy or legal action referred to such invention, improvement or discovery and to obtain the patent in the country or abroad, or any other protection to defend such patent.

Employee´s signature: _____

Employee´s name: _____

Division/Area/Sector: _____

_____

Date: _____

EXHIBIT 12.1

CERTIFICATION

I, Pablo Ferrero, certify that:

1. I have reviewed this annual report on Form 20-F of Transportadora de Gas del Sur S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

    a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Omitted in accordance with the guidance of SEC Release No. 33-8238

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financing reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: June 24, 2004

/s/ Pablo Ferrero
_____

Pablo Ferrero

Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Claudio Schuster, certify that:

1. I have reviewed this annual report on Form 20-F of Transportadora de Gas del Sur S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Omitted in accordance with the guidance of SEC Release No. 33-8238

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financing reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 24, 2004

/s/ Claudio Schuster

Claudio Schuster

Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. ("the Company"), herby certifies, to such officer's knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2003 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 24, 2004

_____
Name: Pablo Ferrero
Title: Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. ("the Company"), herby certifies, to such officer's knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2003 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 24, 2004

_____
Name: Claudio Schuster
Title: Chief Financial Officer

EXHIBIT 14.1

AUDIT COMMITTEE CHARTER

Table of Contents

1

Audit Committee Charter

1. Structure

The Audit Committee shall comprise three members of the Board of Directors of Transportadora de Gas del Sur S.A.. (hereinafter "TGS" or "the Company").

Unless otherwise provided for in the Company's by-laws, the Committee members shall be named by simple majority vote of the Board, in the first meeting after the Board members were appointed, and their mandate shall last until their successors are named. Unless designated by the Board, the Committee should appoint the Chairman of the Committee ("the Chair") by majority vote of the members.

In case of resignation, discharge, decease or disability of any of the Audit Committee members, the Board shall immediately appoint a replacement until the next Annual Shareholders Meeting.

All members shall be independent according to the regulations in force issued by the Securities and Exchange Commission (SEC) and the "Comisión Nacional de Valores" en Argentina ("CNV").

By accepting their office, the Committee members are compelled to submit their resignation to the Board within 48 hours from being aware that they ceased to be independent members.

Each member shall have relevant experience in some area related to business and at least one of them shall thoroughly know the activity of Company. One of the members at least shall have solid experience in finance, accounting or auditing. Each of them also shall be able to establish a fluent communication with the management and auditors and be capable of enquiring about financial risks or Company's statements.

The members of the Committee would be able to improve their knowledge and keep updated in issues of their related areas by taking part in trainings programs carried out by the Company or external consultants.

2. *Objective*

The main objective of the Audit Committee is to advise to the Board of Directors on its auditing duties by reviewing: (i) the integrity and accuracy of the financial statements and other financial information issued by the Company to governmental entities or the general public; (ii) the effectiveness of the internal control system concerning the financial and accounting areas, the observance of the law and ethics established by the management and the Board; (iii) the independence and capability of the external auditors and (iv) the performance of the external auditors and the Company's internal audit.

The Audit Committee shall accomplish its duties by carrying out the activities listed further on.

3. Meetings

The Committee shall held four meetings per year, or meet more frequently if necessary. The Chair of the Committee or his replacement shall call to the meetings five days in advance and the notice shall be attached to the agenda.

The chair of the Committee or person appointed shall preside over these meetings. The decisions shall be made by majority vote of the present members. In case of tie vote, the chair of the Committee shall have the deciding vote. The members of the Committee are able to participate in the meetings by conference call or any similar system that allows all member to be communicated. A book of minutes shall be kept, with the same formal requisites of the Board of Directors Book of Minutes.

The members of the Board and the Statutory Audit Committee shall be able to attend the meetings but not as voting members; however the Committee might exclude them from the meetings if the majority of the members consider so.

3.1 Revisions and informative meetings with the CEO

The communication between Chief Executive Officer ("CEO") the and the Audit Committee shall focus not only in the operating revisions but also in those issues requiring Management assessment –the nature of the revenues, contingency policies, changes in both accounting policies and in those issues that need management assessment- that might affect the financial statements. At least once a year, the CEO must inform the Audit Committee about the performance of the different business units, including the macroeconomic framework, industry conditions, estimate operating results and identified risks.

In order to assess the impact, the CEO shall inform the Committee about any change in the accounting policies and procedures that the Company is implementing and that are not required for by the accounting profession.

4. Duties and responsibilities

The duties of the Audit Committee members are to inform and keep reserve, loyalty and diligence as stated in the "*Chapter II Title I of the Transparency Regime for Public Traded Companies*" and its regulations (Decree 677/01 and CNV rules).

The Audit Committee may delegate, if necessary, part or all of its duties and obligations to a Sub-Committee of the Audit Committee. The Committee might entrust one or more of its members with the authority to pre-approve any auditing service or other different that is not considered in the services forbidden by the regulatory standards and that are rendered by external auditors, as long as such approvals are submitted to the Audit Committee in the next meeting.

The Audit Committee shall present an annual budget that includes the necessary expenses to carry out its duties and a list of the different items involved, and shall be approved in the Annual Shareholders Meeting. The budget shall contain the appropriate resources according to the authority to carry out its duties and obligations, including the power to select, hire and dismiss special or independent legal advisors, accountants or other experts and consultants that may deem appropriate, even those related to its annual training plan, and approve their fees and conditions.

In order to fulfill its duties and responsibilities, the Audit Committee shall perform the following duties:

4.1 Mandatory periodic duties

The Committee's mandatory periodic duties shall be:

1. Supervise the internal control and accounting systems as well as the reliability of the latter and all the financial information and other significant issues that are to be submitted to the SEC, CNV and Buenos Aires Stock Exchange in compliance with the applicable disclosure policies.

2. Supervise the application of information policies regarding the Company's risks management.

3. Supervise that the market is informed about those operations in which there might be some conflict of interests with the members of the Board, controlling shareholders or other parties as defined by the applicable regulations.

4. Assess on the reasonability of the fee proposal and directors and officers stock options submitted by the Board of Directors.

5. Assess on the compliance with the laws and regulations and the reasonability of the conditions of share issuance (or convertible securities), in case of capital increase excluding or limiting the preferential rights.

6. Confirm the compliance with the code of business conduct and ethics.

7.   Provide a well-founded assessment about whether the terms and conditions of relevant operations with related parties are according to the market practice, within five (5) calendar days from the reception of the petition issued by the Board, and any other time in which exists or might exist conflict of interests.

8.   Prepare an annual acting plan for the fiscal year and notify it to the Board and the Statutory Audit Committee within 60 days from the beginning of the period.

9.   Comply with all the obligations stated in the Company's by-laws, and the laws and regulations applicable to the Company.

10.   Assess on the Board proposal for appointing (or rejecting) the external auditors to be hired by the Company and mind for the auditors' independence.

As well, regarding the internal and external auditors, the Committee shall:

▪   Review their plans; and

▪   Assess their performance, and give an opinion in this respect when issuing the annual financial statements. Thus in order to assess *solely the external auditors perfomance*, the Committee shall:

-      Analyze the different services rendered by the external auditors and their independence, according to the Technical Resolution 7 of the Federación Argentina del Consejo Profesional de Ciencias Económicas (accounting profession), any other related regulation issued by professional councils and those regulations set by the General Resolution 400, section 4 and Chapter 18, section 18 of the CNV rules;

-      State the fees payable separately as follows: (i) fees for external audit and other related services meant to provide reliability to third parties (eg.: special reports about internal controls, preparation of prospectus, certifications and special reports requested by regulators, etc.); and (ii) fees related to other special services different from those mentioned above, such us the ones associated to design and implementation of systems, laws and regulations, financial issues, etc.

-      Confirm the existence and compliance with the independece internal policies regarding external audit.

4.2   Mandatory occasional duties

The mandatory occasional duties are those duties contained in the regulatory framework that occur occasionally, such as:

▪   Give a prior assessment, within five (5) days from notification, that shall be used by the CNV to demand the Company the *designation of an external auditor as requested by minority shareholders*, as long as they represent at least 5 per cent (5%) of the Company's common stock (in those cases in which the minority shareholders' rights might be affected), in order to carry out one or more specific revisions. The charges of such revisions shall be paid by the petitioning shareholders (Decree 677 section 14 article e); General Regulation 400 section 4; and Chapter III section 23 of the CNV rules).

▪   Provide a well-founded assessment about the tender offer in case of withdrawing the public offering. (Decree 677, section 32; General Resolution 401, sections 25 and 27).

▪   Issue a report supporting the Board of Directors fundamentals in respect to the Company's own shares buy-back (Decree 677 section 68 article b); General Resolution 400, section 4; and Chapter III article 11 of the CNV rules).

4.3   Acting Plan

In order to carry out its duties and responsibilities, the Audit Committee shall prepare an acting plan that includes the following activities:

Revision of documents and issuance of reports

- Review and update periodically these Regulations, as situations demand it.

- Review the Company's quarterly and annual financial statements, press releases on dividends or any other information submitted to governmental entities or the general public, including any certification, report, assessment or review made by the external auditors.

- Review the periodic internal reports issued by external and internal auditors to the CEO and related answer.

- Review with the CEO and external auditors the financial statements, prospectus and documents containing financial information before submitting them to the entity concerned. For revision purposes, the chair of the Committee might act as a representative of all Committee members.

- Prepare and issue the reports mentioned in section 1.5 of these Regulations, and any other report that might be requested by the competent authority.

Internal and external auditors

- Advise the Board to select external auditors according to the independence, capability and efficiency policies and approve their fees and other payments.

- Confirm and guarantee the external auditor independence and the impartiality of the internal auditor, verifying the external auditor own independence policies. On annual basis, the Committee shall review and discuss with the auditors their significant relationships with the Company in order to assess their independence.

- Examine, with the internal and external auditors, the scope and the audit plan of the external and the internal auditors respectively.

- Review jointly with internal and external auditors, the coordination of the efforts to assure the integrity of the auditing process, the decrease of redundant efforts and the effectiveness of the auditing resources.

- Review and cooperate in appointing, replacing, re-assigning or removing the internal audit manager when it may deem appropriate.

- Review the external auditors' performance and approve their replacement when circumstances demand it.

- Review and approve the requests for any special job to be performed by the external auditor, demanded by the CEO, that is not agreed in the scope of the external auditor engagement letter, considering if they comply with the independence policies in accordance with the regulations in force.

- Confirm that the external auditors present, on annual basis, a formal written statement of the fees billed during last two fiscal years for each of the following categories: (i) services for auditing the Company's annual financial statements and analyzing the quarterly financial statements, or services regularly rendered by external auditors related to laws and regulations; (ii) aggregated and for each service, the detail of third parties account balance confirmation services or others associated that are not included in item (i), which are reasonably related to the audit process or to the revision of the financial statements of the Company; (iii) aggregated and for each service, the detail of revision, consulting or fiscal planning services, and (iv) aggregated and for each service, the detail of every other service rendered by external auditors.

Procedures to present financial information

- Inform the CEO and external auditors that they shall provide a timely report on the current significant issues and policies in connection with the presentation of the financial information.

▪ Inquire the external auditors periodically, without the presence of CEO, about the internal controls and the integrity and accuracy of the Company's financial statements.

▪ Review with the internal and external auditors the integrity of the process of compilation and the internal and external presentation of the financial information.

▪ Request the external auditors, in relation to any audit process, a timely report in relation to the annual financial statements audited, which shall describe: all the alternative critical principles and accounting practices; all the alternative methods for financial information within the Argentine GAAP which has been discussed with the management; the consequences of the use of such alternative methods including the impact at the moment of any reconciliation of the Company's financial information with the US GAAP; the preferred method by the external auditors; and any written statement between the management and the auditors, such as comfort letters and the report of non-accounting adjustments.

▪ Review with the CEO and external auditor the results of the quarterly and annual auditings, and the comments of:

- The audited annual (or quarterly) financial statements with their supplementary information and auditor report.

- Any significant change in the auditing plans of the external auditor.

- Any trouble that might arise with the CEO during the auditing process.

- Other issues related to the audit conduction that, according to the audit regulations in force, shall be informed to the Audit Committee.

▪ Review the results of the annual audits carried out by internal auditors on the compensations to the Board of Directors, including expenses or reimbursements to directors and managers, and other compensations to the CEO.

▪ Create single and regular information reports issued to the Audit Committee by the CEO, the internal and external auditors, about any significant assessment of the CEO in the preparation of the financial statements and their single opinion about the suitability of such assessments.

▪ Organize that the CFO and the Internal Audit manager meet with the Audit Committee to discuss their qualitative assessments concerning the rightness of the accounting standards and the disclosure policies used or in process to be adopted, and particularly whether the accounting principles and underlying estimates are conservative or present high risk.

▪ Examine external auditors assessments regarding the Company's quality and rightness of the accounting standards.

▪ Examine and approve, if appropriate, the relevant changes in the Company's auditing and accounting principles and practices, suggested by the external auditors, CEO and internal auditors.

▪ Review any relevant disagreement that might arise between the CEO and the internal or external auditors, in relation to the preparation of the financial statements.

▪ Review with the external and internal auditors and the CEO the scope of the changes or improvements applied to the accounting practices or controls approved by the Committee. This revision shall be carried out as soon as possible with respect to the estimated date of implementation of the changes or improvements.

Improvement of risk management processes and systems

▪ Examine the policies and principles in which: the Company's exposure to risk is assessed and managed by the CEO's and its direct report and other Company's departments. Analyse with the CEO and the internal and external auditors the Company's main exposure to financial risks and the measures proposed by the Board to review and control such risks；

- Examine and review with the internal and external auditors:

  -    If the internal controls are appropriate, including the revision and safety of the computing systems.

  -    The comments and advice of the internal and external auditors, and the answers provided by the management.

- Examine and review with the CEO and the internal and external auditors:

  -    The state of previous internal audit comments.

  -    Any difficulty that might arise during the auditing process, including restrictions to the scope of the activities or the access to the required information.

  -    Any change in the scope defined in the internal audit plan.

  -    The structure, budget, staffing, etc of the internal audit.

- Request the Company's CEO and CFO their statements about: any material weakness in the design or operation of the internal controls that might adversely affect the ability of the Company to process, synopsize and present financial information; any substantial weakness in internal controls; or any fraud, material or not, that might involve the Board of Directors or any other employee significantly related to the Company's internal controls.

Observance of laws, rules and regulations

- Create, review and update periodically the code of business conduct and ethics and assure that the CEO establishes a system to accomplish such Code.

- Review the control carried out by the CEO to accomplish the code of business conduct and ethics and confirm that the management is applying an appropriate revision system in order to assure that the financial statements, reports and further information issued to governmental entities and the general public comply with the laws and regulations.

- Review, on annual basis, with the internal and external auditors the results of the revision of the compliance code of business conduct and ethics.

- Assess with the Company's Legal Department any legal or regulatory issues that might impact on the financial statements or the business policies; including relevant notifications issued to governmental entities or other requests by such entities.

- Carry out all activities provided for by the laws, regulations and the Company's by-laws.

Violations of laws, rules and regulations and investigations

- Set forth the procedures to (i) receive and deal with the complaints reported to the Company about accounting issues, internal controls and those related to the auditing process, and (ii) receive the confidential or anonymous notifications from any Company employee, related to accounting or auditing issues that might be questionable.

- Carry out or approve investigations of one or several issues within the scope of responsibility of the Committee.

5.   **Committee Report**

The chair of the Committee shall inform the Board of Directors about the issues discussed in the Committee meetings and the results of such deliberations, in the first meeting of the Board after the Committee meeting.

6.   **Compensation**

The members of the Committee shall receive, on annual basis, a compensation for their services which fixed amount shall be accorded in the Annual Shareholders Meeting. None of the Audit Committee members might receive directly or indirectly from the Company any compensation for consulting, counseling or any other services except: (i) Director's fees that might be in cash, stock options or any other in-kind compensation usually given to the directors; (ii) a post retirement benefit for services previously rendered that is not dependable on future services; and (iii) any other regular benefit that other directors might receive.

Furthermore, the Company shall reimburse all the expenses related to the duties specifically provided for in this code.

7.   **Regulations revision**

The Committee shall review these regulations, and advise any modification to the Board of Directors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2003 and 2002, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in Notes 2.c and 2.h, the Company has discontinued the restatement of financial statements into constant currency as from March 1, 2003 and has recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the *Comisión Nacional de Valores ("CNV")*. Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003 and to recognize deferred taxes on a discounted basis, the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

In our opinion, with the exceptions of the matters described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Argentina.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Notes 5 and 6, the Company has been negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures including the violation of the contractually-agreed License terms and the devaluation of the Argentine peso. In view of these circumstances, the Company has not been able to maintain the financial ratios required by its outstanding debt agreements and in May, 2003 had announced the suspension of payment on its financial debt. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Notes 5 and 6. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 11 to the consolidated financial statements.

PRICE WATERHOUSE & CO.
Héctor A. López (Partner)
Buenos Aires, Argentina
June 11, 2004

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Stated in thousands of constant Argentine pesos as described in Note 2.c.
except for per share and per ADS amounts in constant Argentine pesos)

	2003	2002	2001
Net revenues (Note 3)	892,795	939,457	1,220,256
Cost of sales (Note 12.f)	(427,251)	(435,722)	(426,847)
GROSS PROFIT	465,544	503,735	793,409
Administrative expenses (Note 12.h)	(25,952)	(33,633)	(54,362)
Selling expenses (Note 12.h)	(32,695)	(34,244)	(40,123)
OPERATING INCOME	406,897	435,858	698,924
Other expenses, net	(26,438)	(6,123)	(126,574)
Equity in earnings/(losses) of affiliates	4,030	(4,597)	(95)
Net financial expense (Note 2.q)	(219,847)	(1,071,371)	(198,134)
NET INCOME (LOSS) BEFORE INCOME TAX	164,642	(646,233)	374,121
Income tax benefit (expense) (Note 2.l)	121,532	37,831	(134,196)
NET INCOME (LOSS) FOR THE YEAR	286,174	(608,402)	239,925
Net income (loss) per share (Note 2.r)	0.36	(0.77)	0.30
Net income (loss) per ADS (Note 2.r)	1.80	(3.83)	1.51

The accompanying notes are integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	2003	2002		2003	2002
CURRENT ASSETS			CURRENT LIABILITIES		
Cash and deposits in banks	11,688	5,961	Accounts payable	78,569	85,951
Investments, net (Note 12.d)	664,149	202,694	Loans (Note 5)	3,245,242	3,536,834
Trade receivables, net (Note 3)	101,290	116,140	Payroll and social security taxes payable	9,002	4,846
Other receivables	27,944	22,947	Taxes payable	17,283	12,031
Inventories	5,454	6,771	Other liabilities	33,397	14,717
Total current assets	810,525	354,513	Total current liabilities	3,383,493	3,654,379
			NON CURRENT LIABILITIES		
			Accounts payable	3,516	10,802
NON CURRENT ASSETS			Loans (Note 5)	7,548	2,445
Trade receivables	27,547	43,817	Taxes payable	-	5,568
Other receivables	153,177	18,419	Total non-current liabilities	11,064	18,815
Investments, net (Note 12.c)	946	2,742			
Property, plant and equipment, net (Note 12.a)	4,408,468	4,960,579	Total liabilities	3,394,557	3,673,194
Intangible assets, net (Note 12.b)	52,566	65,622			
Total non-current assets	4,642,704	5,091,179	SHAREHOLDERS' EQUITY	2,058,672	1,772,498
Total assets	5,453,229	5,445,692	Total liabilities and shareholders' equity	5,453,229	5,445,692

The accompanying notes are integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	2003	2002	2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES			
Net Income / (loss)	286,174	(608,402)	239,925
Reconciliation of net income (loss) to cash flows provided by operating activities			
Depreciation of property, plant and equipment	180,559	201,411	167,863
Amortization of intangible assets	19,895	27,743	25,478
Write off of Property, plant and equipment retired	20,088	33,298	3,891
Write off of intangible assets retired	3,485	-	-
(Decrease) increase in allowances and provisions	(22,422)	40,817	3,579
Equity in (earnings) losses of affiliates	(4,030)	4,597	95
PPI Adjustment Effect	-	-	38,513
Interest expense	235,371	298,471	184,963
Income tax (benefit) expense	(121,532)	(37,831)	134,196
Results for inflation and foreign exchange rate (earnings) losses	(60,063)	626,386	-
Changes in assets and liabilities:			
Trade receivables	33,840	(88,454)	1,519
Other receivables	(13,509)	(14,960)	(5,527)
Inventories	1,267	(3,853)	(3,889)
Accounts payable	(4,264)	31,442	16,941
Payroll and social security taxes payable	4,192	(758)	2,442
Taxes payable	22,319	23,327	(10,736)
Other liabilities	22,455	574	(229)
Others	(10,253)	17,029	30,234
Interest paid	(51,785)	(287,579)	(206,791)
Income or asset tax paid	(14,194)	(22,033)	(152,479)
Cash provided by operating activities	527,593	241,225	469,988
CASH FLOWS USED IN INVESTING ACTIVITIES			
Acquisition of government bonds	-	-	(21,982)
Capital contributions in affiliated company	(577)	(1,407)	(1,493)
Purchases of property, plant and equipment	(60,888)	(95,290)	(443,997)
Cash used in investing activities	(61,465)	(96,697)	(467,472)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES			
Advance payments from clients	3,516	-	-
Proceeds from loans	-	30,614	633,541
Payment of loans	(1,557)	(175,759)	(422,908)
Net increase in short-term debt	-	82,496	80,322
Settlement of hedges of anticipated transactions	-	-	(7,892)
Dividends paid	-	-	(207,134)
Cash provided by (used in) financing activities	1,959	(62,649)	75,929
NET INCREASE IN CASH AND CASH EQUIVALENTS	468,087	81,879	78,445
Cash and cash equivalents at the beginning of year	204,135	122,256	43,811
Cash and cash equivalents at the end of year	672,222	204,135	122,256

For supplemental cash flow information, see Note 4.
The accompanying notes are integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	Shareholders´contributions			Retained earnings		
	Common stock nominal value	Cumulative inflation adjustment to common stock	Subtotal	Legal reserve	Unappropriated retained earnings (deficit)	Total Shareholders' Equity
Balances at December 31, 2000	794,495	1,145,012	1,939,507	128,046	325,461	2,393,014
Prior year adjustments (Note 2.b)	-	-	-	-	(44,905)	(44,905)
Modified balance at December 31, 2000	794,495	1,145,012	1,939,507	128,046	280,556	2,348,109
Resolutions of the Ordinary Shareholders' Meeting held on March 2, 2001 and of the Board of Directors' Meeting held on August 6, 2001:						
Appropriation to legal reserve	-	-	-	13,877	(13,877)	-
Cash dividends	-	-	-	-	(207,134)	(207,134)
Net income for the year	-	-	-	-	239,925	239,925
Balances at December 31, 2001	794,495	1,145,012	1,939,507	141,923	299,470	2,380,900
Resolutions of the Ordinary Shareholders' Meeting held on May 14, 2002:						
Appropriation to legal reserve	-	-	-	6,594	(6,594)	-
Net loss for the year	-	-	-	-	(608,402)	(608,402)
Balances at December 31, 2002	794,495	1,145,012	1,939,507	148,517	(315,526)	1,772,498
Net income for the year	-	-	-	-	286,174	286,174
Balances at December 31, 2003	794,495	1,145,012	1,939,507	148,517	(29,352)	2,058,672

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

1.   ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. ("the Company" or "TGS") is one of the companies created as a result of the privatization of Gas del Estado S.E. ("GdE"). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids ("NGL") in Argentina. TGS's pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years ("the License") was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas ("ENARGAS"). The General Cerri Gas Processing Complex (the "Cerri Complex"), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders "midstream" services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía S.A. (formerly Pecom Energía S.A.) ("Petrobras Energía") and Enron Corp. ("Enron") hold approximately 70% of the Company's common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía and 50% by subsidiaries of Enron. Local and foreign investors hold the remaining ownership of TGS's common stock.

On April 16, 2004, the shareholders of CIESA entered into a Master Settlement and Mutual Release Agreement (the "Settlement Agreement"). The Settlement Agreement provides for, among other things, the transfer, in two stages, of certain shares issued by TGS and by CIESA. In the first stage: (a) Enron holding will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity; and (b) Petrobras holding will transfer their TGS class "B" common shares (representing 7.35% of the outstanding share capital of TGS) to Enron holding. In the second stage, Enron holding will transfer their remaining outstanding share capital of CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the TGS class "B" common shares held by CIESA (representing approximately 4.3% of the outstanding shares of TGS) to Enron holding.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), (except for what is mentioned in c) and h) to this note) and the regulations of the Comisión Nacional de Valores ("CNV"), the National Securities Commission in Argentina. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission ("SEC"). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 11 to these consolidated financial statements.

The consolidated financial statements include the accounts of TGS and its subsidiary TELCOSUR S.A. ("TELCOSUR") which have been consolidated following the methodology established in Technical Resolution ("TR") No. 4 of the Argentine Federation of Professional Councils in Economic Sciences ("Argentine Federation"). The accounting policies used by TELCOSUR are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Detailed data reflecting subsidiary direct control as of December 31, 2003, 2002 and 2001 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2003	2002	2001		
TELCOSUR S.A.	99.98	99.98	99.98	December 31,	Don Bosco 3672, 6th Floor Buenos Aires

For consolidation purposes for the years ended December 31, 2003, 2002 and 2001, audited financial statements of TELCOSUR as of those dates have been used.

a) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could materially differ from such estimates.

Such estimates and assumptions include the financial impacts on the consolidated financial statements of the Company as of December 31, 2003 caused by the measures adopted by the Argentine Government (relating to the economic crisis that started in December 2001). The projections, which include those related to the fair value of non-current assets and tax loss carryforwards accumulated at year end, contemplate alternative scenarios based on macroeconomic, financial, market and regulatory assumptions which are considered probable, and are aimed at restoring the financial condition of the Company. Actual results could materially differ from such evaluations and estimates, and such differences might be significant. Therefore, the Company's financial statements may not include all adjustments that could result from, or otherwise reflect, the impact of these conditions. Furthermore, at the time of the issuance of these financial statements it is not possible to foresee the future development of the country's economy, the results of the License renegotiation (see Note 6) or the Company's global debt restructuring process (see Note 5), nor their consequences on the Company's financial condition and the results of its operations. Consequently, any decision taken on the basis of these consolidated financial statements must consider the effects of these events and conditions and their future development. Therefore, the Company's financial statements must be read in the light of these uncertain circumstances.

b) New Accounting Standards

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved new accounting rules (Technical Resolutions ("TR") 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting rules have modified the valuation principles for assets and liabilities, introduced new valuation techniques for certain issues not addressed by the previous accounting rules and also incorporated additional disclosure requirements for the preparation of financial statements. In addition, TR No. 20 "Valuation of Derivative Financial Instruments and Hedging Operations" became effective as from January 1, 2003. Also, CNV issued Resolution No. 434/03, which adopted such new accounting rules with certain amendments effective January 1, 2003.

The principal amendments introduced by the new accounting rules which have impacted TGS's financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company's intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of the deferred income tax method to account for income taxes; and (v) new disclosure requirements relating to, among other things, segment and per share information and the information included for comparative purposes.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

At December 31, 2003, the adoption of these new valuation and disclosure rules, in accordance with the transition period rules, generated adjustment for previous years as follows:

		Prior year adjustments as of December 31,		
Changes in valuations of assets and liabilities	2003	2002	2001	2000
1. Discount of receivables and liabilities	(2,180)	-	-	-
2. Labor costs	(2,854)	-	-	-
3. Valuation of derivative instruments [(a)]	(3,300)	-	-	-
4. Application of deferred tax method	121,532	(5,522)	(43,353)	(44,905)

(a) In accordance with the applicable transition rule, the balance at beginning of year has not been modified pursuant to the new accounting standards for derivative instruments.

c) Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001. As established by Resolution No.3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these financial statements, following the provisions of TR No. 6, as amended by TR. No.19, both issued by the Argentine Federation. Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, net assets would have decreased by Ps. 74 million and net income for the year would have decreased by Ps. 36 million.

The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index ("WPI") published by the INDEC, as follows:

-   Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power;

-   Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and

-   Monetary gains or losses are recognized in the consolidated statement of income, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within "Net financial expense".

Information presented for comparative purposes has been restated in constant currency as of February 28, 2003.

d) Short term receivables and liabilities in currency

Short term receivables and liabilities, including accrued interest if applicable at the end of each fiscal year, have been valued at their respective notional amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

**TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

e)   Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest if applicable, are translated at the prevailing exchange rates at the relevant year-end.

In accordance with Resolution MD No. 1/2002 of the CPCECABA and Resolution No. 392 of the CNV, assets and liabilities denominated in foreign currencies as of December 31, 2001 were valued using the exchange rate of one Argentine peso per U.S. dollar, or its equivalent in other currencies (the exchange rate in effect when the exchange market was suspended in December 2001).

Assets and liabilities denominated in foreign currencies are disclosed in Note 12.g).

f)   Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its recoverable value.

g)   Investments

Overnight accounts are valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Money market funds have been valued at their respective fair value.

Investments in Sovereign Bonds to be held to maturity (Note 12.c) and d)) have been valued based on the best estimate of the present value of the cash to be received, using the discount rate estimated at the time of acquisition of the assets. The book value of these investments, net of corresponding impairment, does not exceed their respective recoverable value at December 31, 2003 and 2002.

Equity investments in companies in which the Company's ownership interest ranges between 20% and 50%, such as Gas Link S.A. ("LINK") and Emprendimientos de Gas del Sur S.A. ("EGS"), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Note 12.c), which have been prepared applying similar criteria to that used by the Company to prepare its consolidated financial statements. As of December 31, 2003, 2002 and 2001, the investment in LINK has been adjusted by Ps. 6,085, Ps. 6,255 and Ps. 1,794, respectively, due to the elimination of intercompany profits, as required by Argentine GAAP. Due to these adjustments, as of December 31, 2002, the Company's equity interest in LINK was negative. Such balance is disclosed under the caption "Other liabilities".

The Company considers its foreign subsidiary Transporte y Servicios de Gas en Uruguay S.A. ("TGU", formerly Isonil S.A.) to be a "non-integrated subsidiary". Consequently, TGU's assets, liabilities and results of operations have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates. The investment in this company has been accounted for under the equity method.

h)   Long term receivables and liabilities in currency

As required by the CPCECABA, long term receivables and liabilities (except for deferred tax assets and liabilities as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of initial measurement. However, Resolution MD

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

32/02 of the CPCECABA permits the use of the interest rate for savings accounts of *Banco de la Nación Argentina*, in effect at the moment of the acquisition or incurrance of such assets or liabilities.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value in accordance with Resolution No. 434 of CNV (which is not in accordance with CPCECABA rules), net of valuation allowances for non-recoverable tax loss carryforward.

i)   Property, plant and equipment, net

-    Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company's common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company's privatization agreement (the "Transfer Contract") of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.c).

-    Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.c).

-    Capitalization of exchange loss: In accordance with Resolution No. 1/2002 of the CPCECABA and Resolution No. 392 of the CNV, the Company has recognized the effects of the devaluation of the peso as from January 1, 2002. Resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-   Additions: They are valued at acquisition cost restated for the effects of inflation as described in Note 2.c). The Company capitalizes the net cost of debt used to finance works in progress until such assets are ready for their intended use. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses.

 - Depreciation: The Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

●   Assets allocated to natural gas transportation service: Resolutions No. 1,660 and No. 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which levels are lower than the useful lives applied by the Company through December 31, 1999. The new useful lives applied by the Company do not exceed the maximum useful lives determined in such resolutions. The above-mentioned resolutions also outline specific criteria for assets retirements. During fiscal year 2000, in compliance with the ENARGAS requirements in the mentioned resolutions and in order to maintain the straight-line method of depreciation, the Company changed from using a composite depreciation rate to using individual depreciation rates for each component of the assets allocated to the gas transportation service.

●   Assets allocated to NGL production and commercialization: While the Company maintains the straight-line method, during fiscal year 2000, it changed from using a composite depreciation rate to using individual depreciation rates for each component of the assets allocated to the NGL production and commercialization.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

- For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 12.a). Gain or loss on retirement of these assets is recognized in income in the year in which such retirement occurs.

- Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Interest capitalization: The net cost of external financing used to fund the construction of long-lived assets is capitalized within "Property, plant and equipment, net" until the corresponding asset is ready for its intended use. As mentioned in Note 2.q), interest capitalized during the years ended December 31, 2003, 2002 and 2001 amounted to Ps. nil, Ps. nil and Ps. 12,486, respectively.

- Repair and maintenance costs: These costs are expensed in accordance with Resolution No. 1660 and Resolution No. 1903 issued by the ENARGAS. Accordingly, the Company expenses the repair and maintenance costs incurred in the main components of the gas transportation system based on the following criteria:

  - For transmission pipelines and high pressure branches, maintenance costs include main replacements performed in pipelines sections shorter than 100 continuous meters, recoating works in less than or equal to 2,000 continuous meters of main, smart-pig inspection works, hydrostatic tests, conditioning works in water-crossings, reinforcements and nipple installations.
  - For compressor plants, overhauls when the supplies replacement costs of the turbine compressors is less than 50% of the cost of a new similar unit and does not exceed Ps. 150. This excludes the dismantling and/or repair of the supplies restored.
  - For measurement instruments, costs of repairs or replacements made on them.
  - For measurement and regulation stations, the Company only capitalizes costs that represent improvements in accordance with pre-defined criteria. All other costs are deemed to be maintenance costs and, accordingly, expensed as incurred.
  - All expenditures related to supplies which value do not exceed 50% of the replacement cost of similar units are expensed as incurred. If such value exceeds 50% of the replacement cost of similar units but is under Ps. 10,000, the related amount is also charged to income.

Based on the projections made as discussed in Note 2.a), the Company's management believes that the recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

j) Intangible assets

Intangible assets are valued at their historical cost, restated to account for the effects of inflation as described in Note 2.c), less accumulated amortization. The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period, as well as the cost of the acquisition of the Licenses. The costs of hedging interest rates are deferred over the related loans' term. Arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, are deferred over the term of the related debt.

k) Derivative financial instruments

The Company uses derivative financial instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and exchange rates. Currently, TGS has one interest rate cap agreement outstanding. In the past, the Company has entered into cross currency swaps, foreign currency forward-exchange contracts and interest rate lock agreements. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. See Note 5 for details about the Company's derivative instrument activity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Gains or losses from derivative financial instruments that qualify for hedge accounting are deferred and recognized together with the gains or losses associated to the hedged item and included in "Net Financial Expense". In case the financial instrument has been arranged to cover the impact of a future transaction, the gains or losses are deferred and recorded together with the gains or losses of the hedged item.

Assets associated with derivative financial instruments have been valued at their fair value. Liabilities associated with derivative financial instruments have been valued at their estimated cancellation cost. Differences generated as a consequence of the application of the above-mentioned principle have been recognized in results of operations of the year.

l) Income tax provision

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identified temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated financial statements.

Income tax (benefit) expense for the years ended December 31, 2003, 2002 and 2001 consist of the following:

	2003	**2002**	**2001**
Estimated current income tax expense / (tax loss carryforward)	85	(646,759)	135,748
Deferred income tax expense (benefit)	85,712	63,266	(1,552)
Change in valuation allowance	(207,329)	545,662	-
Income tax (benefit) expense	(121,532)	(37,831)	134,196

The components of the net deferred tax asset (liability) as of December 31, 2003 and 2002, are the following:

	2003	**2002**
Deferred tax assets		
Exchange difference (1)	87,003	116,860
Allowance for doubtful account	316	1,691
Investments, net	4,581	9,457
Present value other receivables	801	-
Suppliers provisions	40	15
Provision for tax contingencies	121	166
Provision for contingencies	11,414	3,595
Tax loss carryforwards	437,618	646,804
Valuation allowance	(334,325)	(545,662)
	207,569	232,926
Deferred tax liabilities		
Deferred revenues	(744)	(786)
Property, plant and equipment, net	(87,316)	(232,190)
Intangible assets, net	(3,373)	(5,472)
	(91,433)	(238,448)
Net deferred tax asset (liability)	116,136	(5,522)

(1) Corresponds to the negative results caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, will be deductible for income tax purposes in five years between 2002 and 2006.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax expense for the years ended December 31, 2003, 2002 and 2001 as follows:

	2003	2002	2001
Pre-tax income (loss)	164,642	(646,233)	374,121
Statutory income tax rate	35%	35%	35%
Income tax expense (benefit) at statutory income tax rate	57,625	(226,182)	130,942
Permanent differences at statutory income tax rate			
- Inflation adjustment	31,928	(364,855)	3,510
- Equity in earnings of affiliates	778	1,300	465
- Change in valuation allowance	(207,329)	545,662	-
- Other, not individually significant	(4,534)	6,244	(721)
Total net income tax (benefit) expense	(121,532)	(37,831)	134,196

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002	1,834,440	2007
Utilization in 2003	(584,103)	
Accumulated tax loss carryforward	1,250,337	

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company's results of operations. As of December 31, 2003 and 2002, based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at December 31, 2003 and 2002, the Company has recognized a valuation allowance of Ps. 334.3 million and Ps. 545.7 million against its deferred tax assets, respectively.

m) <u>Asset tax provision</u>

The Company and its subsidiary are subject to the Asset Tax Law ("Impuesto a la Ganancia Mínima Presunta"), which became effective for fiscal periods ending after December 30, 1998. The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentinean entity as of the end of the year. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

At December 31, 2003 and 2002, TGS and its subsidiary accrued approximately Ps. 20.8 million and Ps. 10.5 million in consolidated asset tax liability, respectively, which is included in "Taxes payable" in the accompanying consolidated balance sheet. In the opinion of management, it is more likely than not that the Company will utilize such asset against future income tax charges within the next ten years, and, as a result, the Company has recognized the accumulated asset tax charge within "Other non-current receivables" in the accompanying consolidated balance sheet.

**TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

n)   Allowances and provision for contingencies

The Company provides for losses relating to its accounts receivable and government bonds. The allowance for losses is based on management's evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

In addition, TGS has recognized a valuation allowance to adjust the remaining balance of the tax loss carryforward included in the tax return for the fiscal year 2002, which based on the income projections, will be utilized until its prescription.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcome of these matters and the experience of the Company's legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 8 and 12.e).

o)   Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.c), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from its restatements has been disclosed in the account "Cumulative inflation adjustment to common stock".

p)   Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)   Statement of income accounts

Accounts relating to the statement of income have been restated to reflect the effects of the inflation as described in Note 2.c).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The breakdown of "Net financial expense" line item for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Generated by assets			
Interest income	18,209	15,437	11,755
Loss on exposure to inflation......................................	(5,151)	(217,901)	-
Foreign exchange (loss) / gain – net of inflation.....	(32,910)	79,284	-
Holding losses	-	(37,425)	-
Total	**(19,852)**	**(160,605)**	**11,755**
Generated by liabilities			
Interest expense (i)	(235,371)	(298,471)	(184,963)
Gain from exposure to inflation	1,483	114,036	-
Foreign exchange gain / (loss) – net of inflation.....	63,588	(695,014)	(4,820)
Amortization of intangible assets............................	(9,610)	(16,705)	(14,439)
Other expenses and financial charges	(20,085)	(14,612)	(5,667)
Total	**(199,995)**	**(910,766)**	**(209,889)**
Total net financial expense	**(219,847)**	**(1,071,371)**	**(198,134)**

(i) Interest expense is disclosed net of capitalized interest. Capitalized interest amounted to Ps. nil, Ps. nil and Ps. 12,486 for the years ended December 31, 2003, 2002 and 2001, respectively.

(ii) Foreign exchange gains (losses) for fiscal 2003 and 2002 are disclosed net of exchange losses that were capitalized in property, plant and equipment as described in Note 2.i).

r) <u>Earnings and dividends per share and per American Depositary Shares ("ADS")</u>

Earnings and dividends per share and per ADS for the years ended December 31, 2003, 2002 and 2001 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by the its subsidiary, Telcosur).

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in earnings / (losses) of affiliates, net financial expense and income tax benefit (expense).

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.
There were no revenues among the business segments during the reported years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

As of and for the year ended December 31, 2003	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	422,093	428,361	42,341	-	892,795
Operating income (loss)	192,408	240,047	5,846	(31,404)	406,897
Depreciation of property, plant and equipment	134,904	26,371	13,397	5,887	180,559
Additions to property, plant and equipment (includes work in progress)	28,946	11,172	2,438	1,689	44,245
Identifiable assets	4,002,960	450,713	218,280	781,276	5,453,229
Identifiable liabilities	37,872	39,005	8,116	3,309,564	3,394,557

As of and for the year ended December 31, 2002	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	532,051	347,398	60,008	-	939,457
Operating income (loss)	255,122	208,886	13,558	(41,708)	435,858
Depreciation of property, plant and equipment	147,345	28,923	15,549	9,594	201,411
Additions to property, plant and equipment (include work in progress)	97,461	2,664	3,823	1,435	105,383
Identifiable Assets	4,489,658	472,652	248,474	234,908	5,445,692
Identifiable Liabilities	49,604	30,264	14,649	3,578,677	3,673,194

As of and for the year ended December 31, 2001	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	954,230	228,105	37,921	-	1,220,256
Operating income (loss)	671,039	87,242	5,552	(64,909)	698,924
Depreciation of property, plant and equipment	124,489	23,723	8,199	11,452	167,863
Additions to property, plant and equipment (include work in progress)	336,646	9,992	73,492	2,914	423,044
Identifiable Assets	4,175,901	395,199	193,738	208,120	4,972,958
Identifiable Liabilities	83,177	25,468	3,641	2,479,772	2,592,058

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, Petrobras Energía, Profertil S.A. ("Profertil") and Repsol-YPF S.A. ("Repsol-YPF"). Concentration of credit and principal customers net revenues from gas transportation for the years ended December 31, 2003, 2002 and 2001 are as follows:

Gas Transportation:	Trade receivables		Net revenues		
	2003	2002	2003	2002	2001
MetroGas S.A.	16,411	18,192	172,205	222,765	379,266
Camuzzi Gas Pampeana S.A.	7,421	8,055	76,741	98,139	167,484
Gas Natural BAN S.A.	6,293	12,740	61,162	78,015	123,599
Petrobras Energía	2,841	6,363	25,127	30,661	46,256
Camuzzi Gas del Sur S.A.	1,622	12,444	16,855	21,397	34,418
Profertil	1,188	1,249	11,466	14,804	28,964
Repsol-YPF	1,131	1,072	10,735	14,979	18,834

The principal customers in the NGL production and commercialization segment are Polisur S.A., Petrobras International Finance Company ("Petrobras") and Repsol-YPF. The amounts of trade receivables as of December 31, 2003 and 2002, and net revenues for these customers for the years ended December 31, 2003, 2002 and 2001 are as follows:

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

NGL Production and Commercialization:	Trade receivables		Net revenues		
	2003	2002	2003	2002	2001
Petrobras..	16,222	22,832	286,105	212,603	19,659
Polisur S.A...	12,257	12,926	141,111	59,200	67,429
Repsol- YPF	3,036	3,243	17,106	26,900	17,505
RYTTSA	-	-	-	-	46,915

4. SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income (loss) for the year to net cash flows from operating activities.

Cash and cash equivalents at the end of the year are as follows:

	At December 31,		
	2003	2002	2001
Cash and deposits in banks...	11,688	5,961	
			6,283
Current investments, net..	664,149	202,694	115,973
Current investments with original maturity longer than three months...	(3,615)	(4,520)	-
Total..	672,222	204,135	122,256

Non-cash transactions are as follows:

	At December 31,		
	2003	2002	2001
Supplier financing...	7,767	24,615	14,977
Compensation of tax debt with tax credits........................	47	989	-
Capitalization of exchange loss..	(391,318)	588,389	-

5. LOANS

As a consequence of the withdrawal of the Restructuring Proposal (described below) and the postponment of interest payments, both announced by TGS on May 14, 2003, its outstanding indebtedness is no longer classified according to its original maturities. A substantial portion of the Company's indebtedness has been re-classified as current loans in TGS balance sheets as December 31, 2003 and 2002 since, deriving from the financial agreements entered between TGS and its creditors, such obligations might become callable.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Detailed information of TGS's debt profile as of December 31, 2003 and 2002 is as follows:

	2003	2002
Current Loans:		
Inter-American Development Bank ("IDB") Loans due through 2011 (interest rates between 5.15% and 10.19%)..	1,062,871	1,106,750
1999 EMTN Program: Series 1 Floating rate notes due 2003, (current interest rate of 4.4%)	468,527	509,549
1999 EMTN Program: Series 2 Floating rate notes due 2003, (current interest rate of 10.38%).............	472,559	520,395
2000 EMTN Program: Series 1 Floating rate notes due 2006, (current interest rate of 3.33%)	618,837	687,098
1993 EMTN Program: Series 3 Floating rate notes due 2002, (current interest rate of 3.41%)	300,993	339,912
Leases (rates from 7.65% and 9.00%)..	2,818	1,668
Other bank borrowings (average rate of 7.29%)	318,637	371,462
Total current loans..	3,245,242	3,536,834
Non-current loans:		
Leases (rates from 7.65% and 9.00%), due through 2008	7,548	2,445
Total non-current loans	7,548	2,445
Total loans..	3,252,790	3,539,279

A description of mo st significant financial agreements outstanding at December 31, 2003 is included below:

- <u>Debt issuances under Global Programs</u>:

1993 EMTN Program

At the Shareholders' Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers ("ECP") and Euro Medium-Term Notes ("EMTN"), respectively) was approved (the "1993 EMTN Program"). The 1993 EMTN Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million. At the Shareholders´ Meeting held on March 6, 1996, the maximum amount of the 1993 EMTN Program was increased to US$ 500 million. The 1993 EMTN Program had been approved by the Bolsa de Comercio de Buenos Aires ("BCBA") and the CNV.

The outstanding Series 3 Notes under the 1993 EMTN Program as of December 31, 2003 consist of five-year registered notes for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year. The notes were authorized for trading in the BCBA. Net proceeds from the placement were used for debt refinancing, to finance capital expenditures and for working capital needs. The original maturity of debt principal was scheduled for December 18, 2002. As agreed between the Company and its creditors, the maturity date was extended until March 18, 2003 at a 3.41% cost per annum. At such date, the Company paid accrued interest. Since that date, no principal or interest has been paid on the Series 3 Notes, which principal due under the agreement was included in the Restructuring Proposal, as described below.

1999 EMTN Program:

The Shareholders' Meeting held on February 17, 1999 ratified the authorization given at the Shareholders' Meeting held on February 17, 1998 for the creation of a new US$ 500 million Global Program (the "1999 EMTN Program"), to replace the 1993 EMTN Program which expired at the end of 1998. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized the 1999 EMTN Program. The outstanding notes under the 1999 EMTN Program as of December 31, 2003 consist of the following:

Series 1: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, that were scheduled to mature in a single payment on March 27, 2003. The notes bore interest at 30, 60, 90 or 180 days LIBOR, at the Company's choice, plus 2.25% through the first year, stepping up to 3% in the third year. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance was cancelled on March 27, 2000. On the maturity date of the Series 1 Notes, the Company paid accrued interest and included the principal in the Restructuring Proposal, as described below.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Series 2: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, that were scheduled to mature in a single payment on April 15, 2003. The notes bore interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, the BCBA and the Mercado Abierto Electrónico authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000. On April 15, 2003, the date of the maturity of the notes, the Company paid accrued interest and the principal was included in the Restructuring Proposal, as described below.

2000 EMTN Program:

The Shareholders' Meeting held on February 22, 2000 approved the creation of a new Global Euro Medium-Term Note Program (the "2000 EMTN Program") for the issuance of short and medium-term notes up to an aggregate outstanding amount of US$ 300 million, in order to replace the Global Program created in 1997. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program.

The outstanding note under the 2000 EMTN Program as of December 31, 2003, is a medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed (the "OPIC Note"). Debt would be paid in five equal semi-annual installments with a 36-month grace period. The note bears interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust "Titan TGS 2001" and is the underlying asset of the Class "A" and "B" notes issued by such trust. The class "A" notes are covered by an insurance provided by the Overseas Private Investment Corporation ("OPIC") that covers risk of non-convertibility of local currency, transfer restrictions imposed by the government and expropriation, in each case, if certain conditions are met. Proceeds from this transaction were applied to finance the investment plan for the period 2001-2003.

The Company paid interest accrued until April 24, 2003. Since that date, no interest has been paid on the OPIC Note, which accrued and unpaid interest and the principal of the OPIC Note have been included in the Restructuring Proposal, as described below.

- IDB loans:

In April 1999, TGS received funds from an IDB loan agreement, for a total amount of US$ 226 million (the "April IDB Loan Agreement"). The April IDB Loan Agreement matures in 12 years, with a five-year grace period that results in an eight and a half-year average life. The April IDB Loan Agreement is structured through an "A" loan disbursement of US$ 50 million which is funded by the IDB and a "B" loan disbursement totaling US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both "A" and "B" loans disbursements. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received a loan which totals US$ 100 million pursuant to another IDB loan agreement (the "November IDB Loan Agreement"). The November IDB Loan Agreement matures in eleven and a half years, with a four and a half-year grace period and an eight-year average life. The November IDB Loan Agreement is structured through an "A" loan disbursement of US$ 25 million which is funded directly by the IDB and a "B" loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

The Company did not pay accrued interest on both loan agreements due on May 15, 2003. Both accrued and unpaid interest and principal were included in the Restructuring Proposal, as described below.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

- Other bank borrowings:

Other bank borrowings include credit lines granted by the Export Import Bank of the USA ("Eximbank") payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% annually depending on the credit line. As of December 31, 2003 and 2002, the current principal outstanding amounted to Ps. 23,580 and Ps. 27,880, respectively. The Company included unpaid principal and interest payments in the Restructuring Proposal, as described below.

- Covenants:

The debt agreements described above included certain covenants, which as a result of the devaluation of the Argentine peso and the Company's current financial condition, were breached and are proposed to be amended in the Restructuring Proposal described below. Such covenants included, among others, the following:

i) restrictions to create liens: as long as any note issued remains outstanding, the Company may not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million depending of each global program, unless the Company finances, in full or in part, the purchase or construction of the assets so encumbered.

ii) restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by the Company may not exceed 60% or 65% (as applicable, according to the respective TGS's Global Programs) of the sum of total debt plus shareholders' equity. Additionally, under the IDB loan agreement, debt assumed by the Company may not exceed 65% of the sum of total debt plus shareholders' equity, minus intangible assets, deferred issuance discounts and other similar to them.

iii) restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to "Net financial expense" ratio: this ratio must not be less than 2.5 in any moment.

- TGS's Global Debt Restructuring Proposal

On February 24, 2003, TGS initiated a restructuring proposal, which was aimed at restructuring substantially all of its outstanding indebtedness, amounting to approximately US$ 1,027 million (the "Restructuring Proposal"). The Restructuring Proposal was a consequence of the negative impact on TGS's financial condition and results of operations caused by the significant changes in the Argentine economy in late 2001 and early 2002. Such changes jeopardized TGS's ability to generate cash required to service and pay its outstanding debt obligations, including US$ 492 million due in 2003.

The primary goals of the Restructuring Proposal are to eliminate the concentration of maturities over the short term, to amend and/or renegotiate certain covenants of the Company's existing debt obligations, which were breached as discussed above, and to adjust the interest rate and amortization schedule to align TGS´s debt service to its expected future operating cash flow.

The Restructuring Proposal, would be implemented by means of an out-of-court renegotiation agreement, or "Acuerdo Preventivo Extrajudicial" ("APE"), a new feature introduced under the Argentine law in 2002, which permits the Company to implement a restructuring of its debt obligations with respect to all creditors included in the Restructuring Proposal if, among other requirements, creditors representing two-thirds of the agreement principal amount of such debt obligations agree to the terms of the Restructuring Proposal and such agreement is endorsed by a court.

Pursuant to the Restructuring Proposal, the Company called a note holders' meeting held (on second call) on April 11, 2003 at which the Company sought the approval of the Restructuring Proposal, which in aggregate represented approximately US$ 600 million of TGS´s debt. The Restructuring Proposal presented by the Company was consented to by holders of notes representing the following amounts: (i) US$ 73 million at the meeting of the Series 1 Notes under the 1999 EMTN Program, the outstanding principal amount of which is US$ 150 million, (ii) US$ 81 million at the meeting of the Series 2 Notes under the 1999 EMTN Program, the outstanding principal amount of which is US$ 150 million and (iii) US$ 65 million at the meeting of the Series 3 Notes under the 1993 EMTN Program, the outstanding principal amount of which is US$ 100

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

million. The meeting in respect to the OPIC Note, the outstanding principal amount of which is US$ 200 million, was not held due to lack of quorum.

Despite the consent received at the note holders' meeting, the Company nonetheless failed to achieve the Requisite Majorities as required by Argentine Law in order to file the APE for endorsement. Therefore, on May 14, 2003 TGS decided to withdraw the Restructuring Proposal and simultaneously announced the postponement of interest payments. If the Company does not agree to a restructuring with its creditors, certain long-term debt obligations, which have not otherwise previously matured may become due upon acceleration. Such an event will further deteriorate the Company´s financial condition. As a consequence of the withdrawal of the Restructuring Proposal, the Company has reclassified its outstanding long-term debt obligations as Current Loans in its consolidated balance sheet as of December 31, 2003 and 2002. In addition to this reclassification of a significant portion of its long-term debt, the Company has made an accrual of default interest on its debt obligations that require a demand for payment of such default interest, which demand has not been made, in order for such interest to be due and payable.

At the date of issuance of these consolidated financial statements, the Company is still negotiating the Restructuring Proposal with its major creditors to achieve the restructuring of its indebtedness and align TGS' debt service to its expected operating cash flow.

- <u>Derivative financial instruments</u>:

Interest rate caps

As of December 31, 2003, the Company had outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$ 200 million OPIC Note issued under the 2000 EMTN Program.

In July 2001, the Company entered into interest rate cap with knock-out agreements associated with the OPIC Note issued under the 2000 EMTN Program, pursuant to which the Company set the 3-month LIBOR at an annual cost of 5.25% in the event that such rate fluctuates between 5.25% and 8% annually. However, in the event LIBOR at the beginning of any interest period is equal to or greater than 8%, the Company will pay LIBOR that is in effect for such interest period. These agreements have an aggregate notional amount of US$ 200 million and mature on April 24, 2006. Amortization of the above mentioned issuance is in five semi-annual installments starting April 24, 2004 and matches the amortization schedule of the interest rate agreements. Premiums paid by the Company amounted to US$ 2.9 million. As of December 31, 2003, the fair value of the investments amounted to US$ 64 thousand based on information provided by the financial institutions with which the hedging agreements were entered.

The cost of the derivative financial instruments described above was recorded as an intangible asset and until December 31, 2002 was amortized in line with the remaining term of the OPIC Note. During the year ended December 31, 2003, the mentioned agreements have not generated results due to the fact that the LIBOR remained below an annual rate of 5.25%. Based on the current and future expected level of LIBOR, the Company decided that the derivative is no longer effective to cover the risk of interest rate fluctuation and, consequently, the difference between the unamortized portion of the premium paid at inception and its fair value (included in "Other Current Receivables") was charged to expense during the year ended December 31, 2003. Such difference amounted to Ps. 3.4 million and was included within the "Net Financial Expense" line item in the consolidated statement of income.

Currency and interest-rate swap to hedge foreign currency debt

On January 26, 2000, the Company entered into a currency and interest-rate swap agreement with Bank of America to effectively convert its 0.6 billion Yen-denominated six-month LIBOR plus 1.125% -interest-rate debt (included in other bank borrowings) to U.S. dollar-denominated six-month LIBOR plus 1.36% -interest-rate debt for a notional amount of US$ 6.1 million which matured on January 28, 2002. The notional amount of this derivative instrument did not represent an asset or liability to the Company, but rather, was the basis for the settlements under the contract terms. Although, this agreement was denominated in U.S. dollars, it was intended to protect the Company from the fluctuations in the exchange rate between the Argentine Peso and the Yen, considering the Convertibility Law in effect at the inception date.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Foreign currency forward-exchange contracts

During the year ended December 31, 2001, in order to provide a protection against the effects of foreign currency fluctuations on Yen-denominated short-term debts (included in other bank borrowings), the Company entered into two foreign currency forward-exchange contracts with Banco Bilbao Vizcaya Argentaria to buy an aggregate amount of 1.8 billion Yen maturing in June and September 2002. Although, these agreements were denominated in U.S. dollars, they were intended to protect the Company from the fluctuations in the exchange rate between the Argentine Peso and the Yen, considering the Convertibility Law in effect at the inception date.

Interest rate lock agreements

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. The Company settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in two installments in March and April 1999. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements was recorded as intangible assets in the accompanying consolidated balance sheets and is being amortized over the term of the loan agreement.

In addition, the Company entered into a hedge transaction, which locked in the rate on the 5-year US Treasury Bond at 5.62%. The hedge transaction was entered into in contemplation of a US$ 200 million debt issuance based on the 5-year US Treasury rate to refinance the first issuance of notes under the 1993 EMTN Program. Given the instability in the capital markets, the Company made the second issuance under the 1996 Global Program amounting to US$ 200 million and with an 18-month maturity. Consequently, the approximate US$ 8 million cost of the hedge agreement settled in January 1999 (recorded as financing cost in intangible assets) was amortized over such period.

6. **REGULATORY FRAMEWORK**

a) General framework and current tariff context:

The Company's natural gas transportation business is regulated by Law No. 24,076 ("the Natural Gas Act"), its regulatory decree No. 1738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs should be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established at the privatization and could be adjusted, with prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index ("PPI") and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs could be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002 (the "Emergency Law"), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Emergency Law. However, since early 2002 and so far up to the date of issuance of these consolidated financial statements no progress has been made in the renegotiation of the contracts - nor have tariffs been readjusted- in spite of several attempts by the Executive Branch to grant partial tariff increases. These tariff increases were suspended by Court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiation process was completed.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts ("UNIREN") was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This new unit will conduct the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total o r partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among

**TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

other things. No progress was made in the renegotiation process until December 2003, when the UNIREN and TGS discussed preliminary documents, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussions, (ii) a draft agenda was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule was settled for the renegotiation of the regulatory framework. The deadline for the adjustment of the regulatory framework with the approval of the National Congress was set for the end of 2004.

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of a Gas Electronic Market ("MEG") with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau´s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company's interruptible transportation revenues.

The NGL production and commercialization and other services segment are not regulated by ENARGAS, and as provided in the Transfer Contract, are organized as divisions within the Company and maintain separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA's creditors.

b) PPI adjustment suspension

As from January 1, 2000, adjustments to tariffs to reflect PPI variations were suspended, firstly through an agreement with the Federal Executive Branch and later by a Court decision arising from a lawsuit started to determine the illegality of tariff adjustment through indexes. In light of this situation, the Company continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Emergency Law, the Company deemed that tariff adjustment to reflect PPI - which was legitimate according to the Regulatory Framework agreed upon the privatization- had turned out unlikely, as the possibility of its recovery was subject to future events beyond the control of the Company. Therefore, in 2001, TGS recorded a loss of Ps. 126,705 related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and as from 2002 discontinued the mentioned accrual. This does not mean that TGS waives the rights and the actions it is entitled to under the regulatory framework. Such rights and actions will be maintained and exercised in every legal and administrative instance, including the renegotiation process under the Law N° 25,561.

c) Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

**TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

i)   the net book value of the essential assets determined on the basis of the price paid by the acquiring jo int venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)   the net proceeds of a new competitive bidding.

7.   COMMON STOCK AND DIVIDENDS

a) General

The Company was incorporated on November 24, 1992 with a capital stock of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to Ps. 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to Ps. 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994 approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by Ps. 237,186 to a total of Ps. 794,495 in Argentine pesos of that date.

As of December 31, 2003 the Company's common stock that has been subscribed, paid in and issued is composed of:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class "A" common shares	405,192,594
Class "B" common shares	389,302,689
Total common shares	794,495,283

The Argentine Government initially held a 27% shareholding interest in the Company represented solely by class "B" shares. Such class "B" common shares were sold in two parts: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered in the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding interest in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company's common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b) Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA's shareholders, under agreements among them, must be obtained in order to transfer Class "A" shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

-   The sale covers 51% of common stock or, if the proposed transaction is not a sale, the act that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-   The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

or indirect parent companies, and/or the cessation of the management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c) Dividend distribution

The Company's Annual Ordinary Shareholders' Meeting, held on March 2, 2001 approved the distribution of cash dividends amounting to Ps. 194,263 or Ps. 0.24 per share (Ps. 1.22 per ADS). Such dividends included anticipated cash distributions amounting to Ps. 93,841 or Ps. 0.12 per share (Ps. 0.59 per ADS) that had been paid in August 2000 based principally on the Company's result of operations in the first semester of fiscal 2000. The remaining distribution was paid in March 2001.

The Company's Annual Ordinary Shareholders' Meeting, held on May 14, 2002, approved the distribution of cash dividends amounting to Ps. 106,712 or Ps. 0.13 per share (Ps. 0.67 per ADS) which had been paid in advance in August 2001, based on fiscal 2001 first half earnings.

d) Restrictions on retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropiated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropiated retained deficit. This appropiation is legally binding until such reserve equals 20% of the amount which results from the sum of the "Common stock nominal value" and the balance of "Cumulative inflation adjustment to common stock".

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company's net income for each year.

8. LEGAL AND REGULATORY MATTERS

a) In April 1996, GdE filed a legal action against the Company for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the Company's pipeline. TGS had denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered the Company to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as "Property plant and equipment, net", valued at Ps. 4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants' fair value resulting from the expert assessment is determined. In October 2001, the Company filed an ordinary and extraordinary appeal before the Supreme Court of Justice ("SCJ") against such judgment. In August 2003, the SCJ sustained GdE's claim and ordered TGS to pay the market price of the compressor plants at the date in which they were added to TGS assets (amount to be determined by a court appointed expert) plus interest and litigation expenses. At the date of issuance of these consolidated financial statements, the Company has recorded an accrual based on its own best estimates until the final assessment is prepared.

On January 14, 2004, TGS signed an agreement with ENARGAS, the Energy Bureau and UNIREN through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be recorded on account of the final amount to be paid as determined by the expert's assessment. The Argentine Government will own such assets, and an

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

agreement will be entered into to grant the right of use of the assets to TGS, that will have to operate and maintain such assets until expiration of the license.

b) As of the date of issuance of these consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible, during the five-year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover the amounts paid.

On October 7, 1996, the Executive Branch, through Decree No. 1,136/96, created a contribution fund, as specified in the License, to assume GdE's obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim requesting reimbursement for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. As of December 31, 2003 the amount of such reimbursement (approximately Ps. 4.2 million) was recorded within "Other non-current receivables". The Company expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS for the recovery of amounts paid through increases in the transportation rates. The Company expects, based on its rights, to fully recover the amounts recorded in this connection.

c) The Company received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, for the collection of stamp tax, according to the interpretation of such Provinces, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such Province formalized the claim through a liability assessment. The Company notified the Argentine Government of its position and filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, the Company filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged the Company to pay the assessment, which amounted to approximately Ps. 438 million (including interest and penalties as of April 30, 2001). On March 21, 2001, the Company filed a declaratory action of certainty before the SCJ, requesting the court to issue a judgement regarding the legitimacy of the Tax Bureau claim. The Company also asked the SCJ to enjoin the Río Negro Province from attempting to collect the aforementioned tax, until the SCJ granted the injunction. In April 2001, SCJ granted the requested injunction.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (which includes its related interest as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, the Company received a re-assessment, which amounted to approximately Ps. 210 million including interest and penalties. On April 17, 2001, the Company filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, the Company appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by the Company in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (including accrued interest as of August 31, 2001). Against such resolutions, the Company has filed appeals before such Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, the Company has filed an appeal before the Minister of Economy of the Province. At the end of December 2001, the Company filed a declaratory action of certainty before the SCJ for all Neuquén Province's claims, with the same purposes and effects of that presented for the Rio Negro Province's claim. In April 2002, the SCJ granted the injunction requested and enjoined the Neuquén Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter.

**TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Regarding the claim received from the La Pampa Province in July 2002, the Tax Bureau of such Province formalized the claim through a liability assessment, for approximately Ps. 68 million (including penalties and interest as of July 31, 2002). Such determination was appealed before such Bureau at the beginning of August 2002. At the date of issuance of these consolidated financial statements no answer has been received in response to this appeal. In late August 2002, the Company filed a declaratory action of certainty before the SCJ. In November 2002, the SCJ granted the injunction requested and enjoined the La Pampa Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter.

In May 2002, the Tax Bureau of the Province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 million (together with its respective fines and interest calculated at April 30, 2002). The Company made the respective discharge in July 2002 refuting the basis of such proceedings, and has not received at the date of issuance of these consolidated financial statements any reply from such Bureau. At the end of October 2002, the Company filed before the SCJ a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax. In April 2003, the SCJ did not grant the injunction requested and consequently the Company asked the Supreme Court for the revocation of such petition through the filing of a reposition action. In June 2003, the Supreme Court modified its first judgement, granting the injunction.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified the Company about a preliminary assessment, amounting to approximately Ps. 41 million (which includes its related interest as of December 31, 2000). In respect of this assessment, TGS presented a discharge and filed its appeal before such Tax Bureau, which resolution is pending as of the date of issuance of these consolidated financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented in respect of the Río Negro Province's claim. In March 2001, the SCJ granted the requested injunction and enjoined the Santa Cruz Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter. In April 2004, the SCJ declared inadmissible the Province of Santa Cruz´s tax claims. This decision by the Supreme Court sets a material judicial precedent for the resolution of the rest of the claims filed by the Neuquén, Río Negro, La Pampa and Chubut Provinces, which are similar to the one filed by the Santa Cruz Province.

The Company's management believes that contracts entered into before the Company's take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if the Company were forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. Accordingly, the Company has not recorded any liabilities in this connection. In the case of the Technical Assistance Agreement, the Company has alleged the irrelevance of the tax mainly due to the fact that this agreement was entered into the jurisdiction of the city of Buenos Aires and took effect there instead of the Neuquén Province or any other province.

With respect to the other assessments, the Company's management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, the Company believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack merit because it considers the tax to be unlawful.

d)   In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously to challenge all claims and that possible liabilities from these claims will not have a material adverse effect on the Company's consolidated financial position or results of operations.

9.   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered the Technical Assistance Agreement with Enron Pipeline Company Argentina S.A. ("EPCA"), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services. The Technical Assistance Agreement establishes that the technical operator will provide services related to, among

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the current contract with EPCA is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in Note 1 includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2003 and 2002 is as follows:

Company	2003		2002	
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
EPCA	-	2,650	-	4,023
CIESA	-	-	37	-
Petrobras Energía	4,707	7,414	8,066	10,469
Petrobras	16,222	-	22,832	-
LINK	167	-	264	4
TGU	77	-	-	-
EGS	-	297	-	-
Enron América del Sur S.A.	-	-	32	-
Area Santa Cruz II UTE (1)	127	-	366	-
Total	21,300	10,361	31,597	14,496

(1) As of December 31, 2003, Petrobras Energía had 100% of this joint venture.

The detail of significant transactions with related parties for the years ended December 31, 2003, 2002 and 2001 is as follows:

Company	Revenues		Salaries and wages	Compensation for technical assistance	Revenue for administrative Services
	Gas Transportation	NGL production and commercialization and other services			
EPCA	-	-	554	29,043	84
CIESA	-	-	-	-	122
Petrobras Energía	25,127	45,367	-	-	-
Petrobras	-	286,105	-	-	-
LINK	-	818	-	-	-
TGU	-	1,379	-	-	-
Enron América del Sur SA	24	-	-	-	-
Area Santa Cruz II UTE(1)	-	1,402	-	-	-
Total 2003	25,151	335,071	554	29,043	206
Total 2002	32,825	294,908	1,378	31,274	101
Total 2001	60,971	50,817	1,835	42,475	154

(1) As of December 31, 2003, Petrobras Energía had 100% of this joint venture.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

10. SUBSIDIARIES AND AFFILIATES

TELCOSUR:

In September 1998, TGS's Board of Directors approved the creation of TELCOSUR, whose purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS's telecommunication system. TGS's equity interest in such company is 99.98% and the remaining 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the incorporation of this company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution No. 3,468, granted a license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Co mmission the rights for most of the frequencies necessary for its operations. On July 1, 2000, TELCOSUR began operations.

LINK:

LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS's gas transportation system with Cruz del Sur S.A.'s pipeline.

The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS's pipeline system, to Punta Lara.

TGS's ownership interest in such company is 49% and DINAREL S.A. holds the remaining 51%. Total common stock amounts to Ps. 12.

TGU (formerly Isonil):

In September 2002, TGS invested Ps. 5 in the acquisition of a 49% equity interest in TGU, a company incorporated in Uruguay. The company's corporate purpose is the rendering of services of operation, inspection, and assistance in case of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Cruz del Sur Pipeline S.A in the Uruguayan pipeline tranche.

On October 3, 2003 the corporate name of the subsidiary company was changed from Isonil to Transportes y Servicios de Gas en Uruguay S.A, which was registered with the Uruguayan National Board of Trade.

EGS

In September 2003, EGS, a company registered in Argentina, was incorporated. The common stock of EGS amounts to Ps. 12, and the ownership is distributed between TGS (49%) and TGU (51%). The main business of EGS is the construction, ownership and operation of the pipeline which will connect TGS's main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

I. Differences in measurement methods

The following reconciliation to US GAAP does not include an elimination of the adjustments to the consolidated financial statements to account for the effects of inflation required under Argentine TR No. 6, (as amended by TR No. 19), as permitted by Regulation S-X of the SEC.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended December 31,		
	2003	**2002**	**2001**
Reconciliation of net income (loss):			
Net income (loss) under Argentine GAAP	286,174	(608,402)	239,925
US GAAP adjustments:			
Capitalization of interest cost (Note 11.a)	3,632	7,677	-
Intangible assets (Note 11.b)	(322)	11,039	11,040
Accrual for vacation (Note 11.c)	2,539	1,979	(93)
Hedge of anticipated transactions (Note 11.d)	596	1,783	1,783
Accounting for derivative instruments and hedging activities (Note 11.e)	3,657	(3,083)	(574)
Exchange difference (Note 11.f)	-	1,335,136	(1,335,136)
Deferred income tax under Argentine GAAP (Note 11.g)	(121,658)	(37,831)	(1,552)
Deferred income tax under US GAAP (Note 11.g)	11,695	(496,471)	160
Non-current investment in unconsolidated affiliated companies (Note 11.h)	5,695	(2,954)	(3,968)
Capitalized exchange differences (Note 11.i)	403,526	(564,775)	-
Discounted value of certain receivables (Note 11.j)	2,180	-	-
Net income (loss) under US GAAP	597,714	(355,902)	(1,088,415)

	2003	**2002**	**2001**
Earnings (losses) per share:			
Amounts per accompanying financial statements	0.36	(0.77)	0.30
Amounts under US GAAP	0.75	(0.45)	(1.37)
Earnings (losses) per ADS:			
Amounts per accompanying financial statements	1.80	(3.83)	1.51
Amounts under US GAAP	3.76	(2.24)	(6.85)

	As of December 31,	
	2003	**2002**
Reconciliation of shareholders' equity:		
Shareholders' equity under Argentine GAAP	2,058,672	1,772,498
US GAAP adjustments:		
Capitalization of interest cost (Note 11.a)	11,309	7,677
Intangible assets (Note 11.b)	(31,297)	(30,975)
Accrual for vacation (Note 11.c)	-	(2,539)
Hedge of anticipated transactions (Note 11.d)	(11,031)	(14,486)
Accounting for derivative instruments and hedging activities (Note 11.e)	-	(3,657)
Deferred income tax under Argentine GAAP (Note 11.g)	(116,136)	5,522
Deferred income tax under US GAAP (Note 11.g)	(647,271)	(657,965)
Non-current investments in unconsolidated affiliated companies (Note 11.h)	(1,227)	(6,922)
Capitalized exchange differences (Note 11.i)	(161,249)	(564,775)
Discounted value of certain receivables (Note 11.j)	2,180	-
Shareholders' equity under US GAAP	1,103,950	504,378

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Description of changes in shareholders' equity under US GAAP:

	For the years ended December 31,	
	2003	**2002**
Shareholders' equity under US GAAP as of the beginning of the year...................	504,378	857,371
Other comprehensive income	1,858	2,909
Net income (loss) under US GAAP	597,714	(355,902)
Shareholders' equity under US GAAP as of the end of the year.............................	1,103,950	504,378

a) Capitalization of interest cost

During the years ended December 31, 2003 and 2002, and as allowed by Argentine GAAP, the Company decided not to capitalize interest cost over the value of its fixed assets. Under US GAAP the Company applied the provisions contained in Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost", which requires interest capitalization on assets which have a period of time to get them ready for their intended use.

b) Intangible assets

Under Argentine GAAP, as described in Note 2.j), the Company capitalized cancellation costs of assumed commitments, organization and pre-operating costs (including costs associated with voluntary retirement programs) incurred in the start-up of the Company. These costs were being amortized under the straight-line basis over 35 years until December 31, 2000. As from January 1, 2001, the unamortized deferred costs are being amortized under the straight-line basis over a 5-year period. Under US GAAP, these costs were expensed as incurred.

Additionally, as described in Note 2.j), under Argentine GAAP, the Company capitalized costs incurred during the year ended December 31, 2003 associated with the Restructuring Proposal. Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standards No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS No. 15"), which states that legal fees and other direct costs that a debtor incurs to effect a troubled debt restructuring shall be deducted in measuring gain on restructuring of payables or shall be included in expense for the period if no gain on restructuring is recognized. Accordingly, these costs were expensed as incurred.

c) Accrual for vacation

During the years ended December 31, 2002 and 2001, under Argentine GAAP, there were no specific requirements governing the recognition of the accrual for vacation. The acceptable practice in Argentina was to charge vacations to expense when taken and to accrue only the amount of vacation in excess of the normal remuneration. Under new accounting standards in force in Argentina (Note 2.b) and under US GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation.

d) Hedge of anticipated transactions

As discussed in Note 2.k), in the past the Company entered into interest rate lock agreements for the purpose of hedging the interest rates of fixed interest rate indebtedness to be subsequently incurred.

Under Argentine GAAP, gains and losses related to interest rate lock agreements were deferred and are being amortized as an adjustment to interest expense over the same period in which the related interest costs of the debt are being recognized in earnings.

Under US GAAP, the Company accounted for these agreements under Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts" ("SFAS No. 80") through December 31, 2000, and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments ("SFAS No. 133"), subsequent to that date. According to SFAS No. 80, results generated by the hedges of

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

anticipated transactions can be deferred over the term of such transactions provided that all of the following conditions are met: (i) the item to be hedged exposes the Company to interest rate risk, (ii) the derivative reduces that risk and is designated as a hedge at the inception, (iii) the significant characteristics and expected terms of the anticipated transaction are identified, including the expected date of the transaction, and (iv) it is probable that the anticipated transaction will occur.

As described in Note 5, the Company entered into a hedge transaction, which locked in the rate of an anticipated 5-year maturity debt incurred to refinance the first issuance of US$ 200 million under the 1993 EMTN Program. The Company failed to make the 5-year debt issuance at the expected date. Accordingly, under the restrictive criteria of SFAS No. 80, hedge accounting was terminated and mark-to-market accounting was applied at December 31, 1998. Therefore, the US GAAP adjustments reflect the reversal of (i) the unamortized deferred costs recognized as intangible assets in the accompanying consolidated balance sheets under Argentine GAAP, and (ii) amortization cost recorded under Argentine GAAP. Unamortized deferred costs amounted to Ps. nil and Ps. 0.6 million as of December 31, 2003 and 2002, respectively. Amortization costs recorded under Argentine GAAP for the years ended December 31, 2003, 2002 and 2001 amounted to Ps. 0.6 million, Ps. 1.8 million and Ps. 1.8 million, respectively.

In addition, upon adoption of SFAS No. 133 in January 2001, the Company recorded a net transition loss of Ps. 19.6 million (Ps. 12.8 million net of income taxes) in accumulated other comprehensive loss related to the unamortized deferred costs recognized as intangible assets under Argentine GAAP with respect to the interest rate lock agreements associated with the IDB loan. These costs are being amortized under both Argentine GAAP and US GAAP as an adjustment to interest expense over the same period in which the related costs of the new debt issuance are recognized in earnings. Amortization costs during the years ended December 31, 2003, 2002 and 2001 amounted to Ps. 2.9 million, Ps. 2.9 million and Ps. 2.9 million, respectively.

e)   Accounting for derivative instruments and hedging activities

As discussed in Note 2.k), the Company uses derivative instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and exchange rates. As of December 31, 2003, these instruments include interest rate cap agreements. At December 31, 2001, TGS also had outstanding a cross currency swap and foreign currency forward-exchange contracts. See Note 5 for details of the Company's derivative instrument activity.

During the years ended December 31, 2002 and 2001, under Argentine GAAP, premiums on foreign currency forward-exchange contracts were amortized over the life of the respective contracts. Interest rate swap and cap agreements were accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable was included as an adjustment to interest payable. The fair value of the derivative instruments was not recognized in the consolidated financial statements. As mentioned in Note 2.b, effective January 1, 2003, the Company adopted TR No. 20 "Valuation of Derivative Financial Instruments and Hedging Operations". Until the adoption of this new accounting standard, there were no specific rules under Argentine GAAP dealing with the accounting for derivative financial instruments. Accordingly, upon the adoption of TR No. 20, and based on the current and future expected level of the variables affecting the interest rate swap and cap agreements entered into by TGS, the Company's management decided that these derivatives are not effective to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in "Other Current Receivables") was charged to expense in the year ended December 31, 2003 under Argentine GAAP. Such difference amounted to Ps. 3.4 million and was included in net financial expense.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) must be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of income, and requires that a company must formally document, designate, and assess the effectiveness of transactions that qualify for hedge accounting.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Under US GAAP, the Company adopted these standards effective January 1, 2001. SFAS No. 133 cannot be applied retroactively. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net of tax cumulative effect type adjustment of Ps. (0.4) million loss in earnings to reflect the impact of the adoption of this standard.

Under US GAAP, the Company has determined that certain interest rate caps held at December 31, 2001 were effective cash flow hedges under SFAS No. 133. In order to qualify for hedge accounting, certain criteria must be met including a requirement that both at inception of the hedge, and on an ongoing basis, the hedging relationship is expected to be highly effective in offsetting cash flows attributable to the hedged risk during the term of the hedge. Hedge accounting treatment permits certain changes in the fair value of the Company's qualifying derivatives to be deferred in other comprehensive income and subsequently reclassified to earnings to offset the impact of the related hedged interest rate. Changes in the fair value of non-qualifying derivatives and the ineffective portion of changes in fair value of qualifying derivatives must be recorded immediately through earnings. The Company measures effectiveness of its stand alone caps by comparing the changes in fair value of its stand-alone caps to a hypothetical derivative that would be perfectly effective in offsetting changes in fair value of the hedged cash flows. Due to the change in certain market conditions, the Company expects ineffectiveness relative to its stand-alone caps at December 31, 2002 and as such, changes in the fair value of the stand-alone caps have been recorded in earnings during 2002. An after–tax loss amounting to Ps. 1.6 million was reclassified from Other comprehensive loss to the consolidated statement of income during 2002 in connection with these derivative instruments.

The Company's policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked-to-market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) when the derivative expires or is sold, terminated, or exercised; (iii) when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or (iv) when management determines that designation of the derivative as a hedge instrument is no longer appropriate.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income and will be recognized when the transaction affects earnings; however, prospective hedge accounting for this transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

f)   Exchange differences

Due to the economic crisis affecting Argentina, all working days between December 21, 2001 and December 31, 2001 were declared exchange holidays by the Argentine Government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1.4 per US$ 1 (buying rate) and Ps. 1.6 per US$ 1 (selling rate). Under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities using the exchange rate at December 21, 2001 (Ps. 1 per US$ 1). Under US GAAP, the Company applied the guidance set forth in EITF D-12 "Foreign Currency Translation-Selection of Exchange Rate When Trading is Temporarily Suspended", that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

could be made shall be used. Accordingly, the Company recorded a Ps. 1,335.1 million loss for the year ended December 31, 2001.

g)   Deferred income tax

During the years ended December 31, 2002 and 2001, under Argentine GAAP, income taxes were recognized on the basis of amounts currently due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting were therefore not considered in recognizing income taxes. During the year ended December 31, 2003, under Argentine new accounting standards (Note 2.b), the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. As per the transition rules established by Argentine new accounting standards, the application of the deferred tax method shall be made on a retroactive basis. Accordingly, the Company recorded an adjustment to prior years' shareholders' equity amounting to Ps. (5.5) million at December 31, 2002 and Ps. (43.4) million at December 31, 2001.

Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes", which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Under current Argentine tax regulations, the effects of inflation are not included in the determination of taxable income nor in the tax basis of assets or liabilities. Accordingly, the net deferred tax liability included in the US GAAP reconciliation includes the effects of inflation on non-monetary assets.

Deferred tax assets are also recognized for tax loss carryforwards. Under SFAS No. 109, the effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS No. 109, the Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections, which are routinely updated to reflect more recent operating trends. As of December 31, 2003, based on current financial information, the Company is uncertain that it will recover its entire deferred tax asset through future taxable income. Accordingly, at December 31, 2003, the Company has recognized a valuation allowance of Ps. 334.3 million against its deferred tax assets.

h)   Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 5.7 million, Ps. (3.0) million and Ps. (4.0) million for the years ended December 31, 2003, 2002 and 2001, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized exchange differences, as well as the application of SFAS No. 109 for the recognition of income taxes.

i)   Capitalized exchange differences

As discussed in Note 2.i), under Argentine GAAP, the Company capitalized the exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 161.2 million as of December 31, 2003 and Ps. 564.8 million. Under US GAAP, such exchange loss was charged to income.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

j)   Discounted value of certain receivables

As further described in Note 2.b, effective January 1, 2003, the Company applied the provisions contained in Argentine new accounting standards, which require that long term receivables and liabilities (except for deferred tax assets and liabilities) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded a Ps. 2.2 million adjustment over the nominal value of long term tax credits which was included in net financial expense. Such adjustment was reversed for US GAAP purposes.

k)   Valuation of property, plant and equipment

Under Argentine GAAP, assets transferred through the privatization of GdE were valued as described in Note 2.i). Under US GAAP, Accounting Principles Board Opinion No. 16 "Business Combinations" provides guidance for the valuation of property, plant and equipment in connection with an acquisition. As CIESA acquired 70% of the common stock of TGS, the fixed assets transferred should have been valued at the price effectively paid for the 70%, plus the inflation adjusted historical cost carried by GdE for the remaining 30%. The condition of GdE's books and records, specifically that no separate financial statements or financial information was kept with respect to transportation operations or the operation of assets transferred to TGS, and the unavailability of any 1992 GdE financial information made it impossible to determine historical cost. TGS' management believes, based on information maintained by the Argentine Government Public Notary, that the fair value of the transferred assets recorded on its books was significantly below the 1991 GdE historical book values brought forward to 1992 and restated in constant Argentine pesos at the Transfer Date. Therefore, no adjustment has been recorded in the US GAAP reconciliation related to the valuation of property, plant and equipment.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. No impairment losses have been recognized for any of the periods presented.

l)   Severance indemnities

As prescribed by Argentine law, the Company is required to pay a minimum severance indemnity based on the employee's years of service when an employee is dismissed involuntarily without proper cause. Under US GAAP, SFAS No. 112, "Employers' Accounting for Postemployment Benefits", and SFAS No. 43, "Accounting for Compensated Absences", require the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees, if any, that will be dismissed without proper cause in the future, and accordingly the Company has not recorded such liability. Accordingly, no adjustment has been made in the US GAAP reconciliation. Under Argentine GAAP, the Company expenses severance indemnities incurred in the normal course of business when paid.

II. Additional disclosure requirements

a)   Balance sheet classification differences:

As described in Note 2.b, upon the adoption of the Argentine new accounting standards, the Company began applying the deferred tax method to account for income taxes. In accordance with the provisions contained in TR No. 9, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities). Under US GAAP, the Company applied the provisions contained in SFAS No. 109, which states that in a classified statement of financial position, an enterprise shall separate deferred tax liabilities and assets into a current amount and a non-current amount. Deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

b)   Statement of income classification differences:

As indicated in Note 2.b), the Company adopted the provisions of TR No. 19 effective January 1, 2003. TR No. 19 provides that only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should now be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues.

c)   Comprehensive loss:

On July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income". SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders' equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders' equity. The following table summarizes the components of comprehensive loss for the years ended December 31, 2003 and 2002.

	2003	2002
Net income (loss) under US GAAP	597,714	(355,902)
Other comprehensive income:		
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. 1,001 and Ps. 1,001 at December 31, 2003 and 2002, respectively)	1,858	1,858
Net change in fair value of interest rate cap agreements accounted for as cash flow hedges (net of income taxes of Ps. 565 at December 31, 2002)	-	1,051
Comprehensive income (loss)	599,572	(352,993)

Accumulated other comprehensive loss at December 31, 2003 and 2002, was as follows:

	2003	2002
Deferred costs on interest rate lock agreements accounted for as cash flow hedges	(7,171)	(9,029)
Accumulated other comprehensive loss	(7,171)	(9,029)

d)   Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2003 and 2002, are the following:

	2003	2002
Deferred tax assets		
Exchange differences (i)	87,003	116,860
Debt restructuring cost	3,712	-
Accrual for vacation	-	889
Derivative instruments and hedging activities	-	1,280
Allowance for doubtful accounts	316	1,691
Current investments	4,581	5,768
Non current investments	-	3,689
Provisions for contingencies	11,414	3,526
Others	199	249
Hedge of anticipated transactions	3,861	5,070
Tax loss carryforwards (ii)	437,618	646,896
Valuation allowance	(334,325)	(545,752)
	214,379	240,166

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Deferred tax liabilities

Property, plant and equipment, net	856,909	890,386
Debt issuance costs	3,997	6,959
Deferred revenues	744	786
	861,650	898,131
Net deferred tax liability	(647,271)	(657,965)

(i) The Company recognized a deferred tax asset for the net negative results caused by the devaluation of the Argentine peso that will be deductible for income tax purposes between 2003 and 2006.

(ii) Tax loss carryforwards, are available to offset future taxable income and expire between 2005 and 2007.

As of December 31, 2003 and 2002, Ps. 103,513 and Ps. 125,391, respectively, have been classified as current assets, and Ps. 750,784 and Ps. 783,356, respectively, have been classified as non-current liabilities.

Income tax expense for the years ended December 31, 2003, 2002 and 2001 consist of the following:

	2003	2002	2001
Current income tax expense	85	-	135,748
Deferred income tax (benefit) expense	(11,695)	496,471	(160)
Income tax (benefit) expense	(11,610)	496,471	135,588

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax (benefit) expense for the years ended December 31, 2003, 2002 and 2001 computed in accordance with US GAAP as follows:

	2003	2002	2001
Income tax expense (benefit) at statutory tax rate on pre-tax income (loss) in accordance with US GAAP	205,136	49,199	(333,489)
Permanent differences:			
Change in valuation allowance	(211,427)	78,454	467,298
Inflation adjustment	(4,137)	360,443	-
Others, not individually significant	(1,182)	8,375	1,779
Income tax (benefit) expense	(11,610)	496,471	135,588

e) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of and for the years ended December 31, 2003 and 2002, prepared in accordance with U.S. GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	As of December 31, 2003	As of December 31, 2002
Current assets	914,038	479,903
Non-current assets	4,335,253	4,477,996
Total assets	5,249,291	4,957,899
Current liabilities	3,383,493	3,656,918
Non-current liabilities	761,848	796,603
Total liabilities	4,145,341	4,453,521
Shareholders' equity under US GAAP	1,103,950	504,378

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

	For the year ended December 31, 2003	For the year ended December 31, 2002
Net revenues	873,186	913,289
Gross profit..	464,280	512,220
Operating income	427,780	472,488
Other expenses, net..	(26,438)	(6,123)
Equity in earnings (losses) of affiliates	9,725	(7,551)
Net financial results	175,037	(318,245)
Net income before income tax...	586,104	140,569
Income tax...	11,610	(496,471)
Net income (loss) under US GAAP...	597,714	(355,902)

f)   Disclosure about fair value of financial instruments

Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements certain significant assets and liabilities that are not considered to be financial instruments. SFAS No. 133, which is effective January 1, 2001, amends SFAS No. 107 to include within the scope of such statement certain disclosure requirements regarding credit risk concentrations.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

Under SFAS No. 107, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the SFAS No. 107 is supplemental with additional information relevant to an understanding of the fair value.

As of December 31, 2003 and 2002, the carrying amounts of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The fair value of the derivative financial instruments is the estimated amount at which management believes they could be liquidated based on current market conditions or other estimates as quoted market prices obtained from third-party dealers.

Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparties. Parties associated with the Company's derivative instruments are investment grade financial institutions. Accordingly, the Company does not anticipate non-performance by such third parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

g) Disclosure of capital lease information

The Company leases telecommunication equipment, valves and hardware under capital lease agreements with lease terms of 60, 48 and 18 months, respectively. Following is a summary of the assets under capital leases:

	As of December 31, 2003
Original cost..	25,068
Less:	
Accumulated depreciation..	(7,525)
Net leased property...	17,543

Future minimum lease payments for the above assets under capital leases as of December 31, 2003 are as follows:

	As of December 31, 2003
2004..	2,935
2005..	2,991
2006..	2,772
2007..	2,747
2008..	687
Total minimum obligations	12,132
Interest...	(1,766)
Present value of minimum obligations	10,366
Current portion	(2,818)
Non-current portions as of December 31, 2003.............	7,548

h) Earnings per share

In accordance with the disclosure requirements established by the Argentine new accounting standards, the Company is required to disclose earnings per share information for each year for which a statement of income is presented. However, the information disclosed by the Company in its primary financial statements derives from figures calculated in accordance with Argentine GAAP valuation criteria. Under US GAAP, basic and diluted earnings per share are presented in conformity with Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98") for all periods presented.

Basic earnings per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares outstanding during the period. Pursuant to SAB No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net income (loss) per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

During the year ended December 31, 2001, the Company recognized an accounting change related to the initial adoption of SFAS No. 133 amounting to Ps. (465) loss. Accounting change per share and per ADS for the year ended December 31, 2001 amounted to Ps. (0.0006) and Ps. (0.003), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

i)   Statement of cash flows presentation

The Company has presented the statements of cash flows in the primary financial statements using the guidance set forth in the Argentine new accounting standards, which are consistent with that established by Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("SFAS No. 95"). Nevertheless, this presentation has been made using Argentine GAAP numbers. As further described in Note 4, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. Note 4 includes a reconciliation of the balances included as cash and deposits in banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:

Under Argentine GAAP, the effect of inflation on cash and cash equivalents and the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting and of exchange rates changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP.

	For the year ended December 31,		
	2003	**2002**	**2001**
Net cash provided by operating activities …………….…....	551,247	231,499	469,988
Net cash used in investing activities ……………………...	(61,465)	(96,697)	(467,472)
Net cash provided by (used in) financing activities……...	1,959	(62,649)	75,929
Effect of exchange rate changes on cash and cash equivalents……………………………………………	(21,380)	69,702	-
Effect of inflation accounting on cash and cash equivalents……………………………………………	(2,274)	(59,976)	-
Net increase in cash and cash equivalents……………..…	468,087	81,879	78,445

j)   Operating income

The PPI adjustment recorded during the year ended December 31, 2001 was included in "other expenses, net" in the Argentine GAAP financial statements, whereas under US GAAP, such item would be included in the determination of operating income. The amount of this reclassification totals Ps. (126.6) million.

k)   Recent accounting pronouncements

1.   Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143, which became effective for fiscal years beginning after June 15, 2002, did not have a material impact on the Company's consolidated financial statements.

2.   Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 did not impact the Company's consolidated financial statements.

3.   Accounting for Stock -Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002, except for certain provisions that are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 did not impact the Company's consolidated financial statements.

4.   Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Furthermore, in December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" (as defined in paragraph 395 of FASB Statement No. 123, Accounting for Stock-Based Compensation) to all Special Purpose Entities ("SPEs") created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. All entities created after January 31, 2003 by Public Entities were already required to be analyzed under FIN 46, and they must continue to do so, unless FIN 46R is adopted early. The adoption of FIN 46 and FIN 46R did not have a significant impact on the Company's consolidated financial statements.

5.   Derivative Instruments

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 did not impact the Company's consolidated financial statements.

6.   Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. SFAS No. 150 did not impact the Company's consolidated financial statements.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

7.   Employers' Disclosures about Pensions and Other Postretirement Benefits

In December, 2003, the Financial Accounting Standards Board released revised FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised)" ("SFAS No. 132 (Revised)"). The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132 (Revised) did not have a material impact on the Company's consolidated financial statements.

8.   Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB No. 104"), which revises or rescinds portions of the interpretative guidance included in Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB No. 101"). The main modifications introduced by SAB No. 104 are aimed at making this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in the US GAAP. The adoption of SAB No. 104 did not have a material impact on the Company's consolidated financial statements.

12. OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

The following tables present additional consolidated financial statement disclosures required by Argentine GAAP:

a)   Property, plant and equipment, net
b)   Intangible assets, net
c)   Non-current investments
d)   Current investments
e)   Allowances and provisions
f)   Cost of sales
g)   Foreign currency assets and liabilities
h)   Expense incurred
i)   Detail of maturities of investments, receivables and liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

a) Property, Plant and equipment, net.

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	2003											2002	2001
	Original Cost					Depreciation							
								Expense for the year					
Main Account		Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	Amount	Rate %	Accumulated at the end of the year	Net book value	Net book value	Net book value
Pipelines	3,179,319	-	-	747	3,180,066	413,734	-	76,612	2,2 (1)	490,346	2,689,720	2,765,585	2,789,224
Compressor plants	1,006,327	-	-	9,009	1,015,336	238,769	-	37,282	3,3 a 25 (1)	276,051	739,285	767,558	782,670
Other industrial plants	85	-	-	-	85	10	-	3	3,3 (1)	13	72	75	71
Stations of regulation and/or measurement of pressure	107,397	-	-	69	107,466	25,517	-	4,224	4 (1)	29,741	77,725	81,880	77,661
Other technical installations	16,324	-	-	(5)	16,319	5,453	-	1,477	6,7 (1)	6,930	9,389	10,871	13,471
Subtotal assets related to the gas transportation service	4,309,452	-	-	9,820	4,319,272	683,483	-	119,598	-	803,081	3,516,191	3,625,969	3,663,097
Assets related to gas upstream service	115,260	-	-	18	115,278	32,662	-	7,791	2,2 a 25	40,453	74,825	82,598	102,263
Assets related to NGL production and commercialization service	442,813	-	-	1,735	444,548	162,778	-	22,054	5,9 (1)	184,832	259,716	280,035	325,419
Lands	5,642	-	-	-	5,642	-	-	-	-	-	5,642	5,642	6,316
Buildings and civil constructions	130,062	-	-	94	130,156	29,305	-	3,385	2.0	32,690	97,466	100,757	94,608
Installations in buildings	4,645	-	-	-	4,645	1,000	-	216	4.0	1,216	3,429	3,645	3,713
Machinery, equipment and tools	28,722	50	-	45	28,817	17,643	-	2,023	6,7 a 20	19,666	9,151	11,079	12,610
Computers and Telecommunication systems	214,819	520	-	831	- 216,170	92,242	-	16,259	6,7 y 20	108,501	- 107,669	122,577	138,251
Vehicles	12,704	185	-	-	12,889	9,678	-	1,001	10 y 20	10,679	2,210	3,026	3,759
Furniture	12,520	-	-	21	12,541	10,441	-	172	10	10,613	1,928	2,079	684
Capitalizations of exchange loss (1)	588,389	-	411,117 (2)	-	177,272	23,612	15,649 (3)	8,060	4,6 (1)	16,023	161,249	564,776	-
Materials	113,533	9,055	15,821	(3,595)	103,172	259	-	-	-	259	102,913	113,275	66,678
Line pack	13,679	-	-	-	13,679	1,614	-	-	-	1,614	12,065	12,065	12,067
Works in progress	28,116	34,435	4,267	(8,969)	49,315	-	-	-	-	-	49,315	28,116	64,582
Advances to suppliers of property, plant and equipment	4,940	-	241 (4)	-	4,699	-	-	-	-	-	- 4,699	4,940	16,530
Total 2003	6,025,296	44,245	431,446	-	5,638,095	1,064,717	15,649	180,559		1,229,627	4,408,468		
Total 2002	5,406,512	693,773	74,989	-	6,025,296	895,935	32,629	201,411		1,064,717		4,960,579	
Total 2001	4,992,991	423,044	9,523	-	5,406,512	733,704	5,632	167,863		895,935			4,510,577

(1) See Note 2.i).
(2) Ps. 4,322 corresponds to the elimination of the inflation adjustment applied to balance at the begining of the fiscal year and Ps. 406,795 corresponds to the decrease in the exchange rate from Ps. 3.37 at December 31, 2002 to Ps. 2.835 at July 28, 2003 (Note 2.i).
(3) Ps. 173 corresponds to the elimination of the inflation adjustment applied to balance at the begining of the fiscal year and Ps. 15,477 corresponds to the decrease in the exchange rate from Ps. 3.37 at December 31, 2002 to Ps. 2.835 at July 28, 2003 (Note 2.i).
(4) Ps. 36 corresponds to the elimination of the inflation adjustment applied to balance at the begining of the fiscal year.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

b) Intangible assets, net.

(stated in thousands of constant Argentine pesos as described in Note 2.c)

		2003										2002	2001
		Original cost				Amortization							
Deferred charges		Beginning of the year	Additions	Decreases	End of the year	Accumulated at beginning of the year	Decreases	Expense for the year: Amount	Expense for the year: Rate %	Acummulated at the end of the year	Net book value	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs	(1)	70,540	-	3,566	66,974	39,564	3,566	10,285 (3)	(4)	46,283	20,691	30,976	42,016
Settlement costs of hedges of anticipated transactions	(2)	50,101	-	25,726	24,375	31,461	22,241	4,114 (5)	(4)	13,334	11,041	18,640	25,925
Global Programs and notes issuances costs		55,517	9,151	31,719	32,949	39,511	31,719	5,496 (5)	(4)	13,288	19,661	16,006	21,602
License acquisition costs		-	1,173	-	1,173	-	-	-	(4)	-	1,173	-	-
Total 2003		176,158	10,324	61,011	125,471	110,536	57,526	19,895		72,905	52,566		
Total 2002		172,336	3,822	-	176,158	82,793	-	27,743		110,536		65,622	
Total 2001		156,855	15,481	-	172,336	57,315	-	25,478		82,793			89,543

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately Ps. 26,647.
(2) See Note 5.
(3) Included in "Operating costs". See Note 12.h).
(4) See Note 2.j).
(5) Included in "Financial expenses". See Note 12.h).

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

c) Non-current investments

(Stated in thousands of constant Argentine pesos, as described in Note 2.c)

	2003										2002
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net icome (loss) for the year	Shareholder's equity	% of Common Stock	Book value
Government bonds	-	-	-	-	-	-	-	-	-	-	2,640 (1)
Gas Link S.A.	$1	5,880	3,315	767	Pipeline´s construction and operation services	09-30-03	6,683 (2)	5,166	13,984	49.00	(3,696) (3)
Transporte y Servicios de Gas en Uruguay S.A. (formerly Isonil S.A.)	Ps. Uru. 1	196,000	5	179	Maintenance	12-31-03	28	174	312	49.00	102
Emprendimientos de Gas del Sur S.A.	$1	5,880	6	(3) (3)	Pipeline´s construction and operation services	12-31-03	12	(19)	(7)	49.00	-
				943							(954)

(1) Corresponds to Argentine Government Foreign Notes - Survey Rates Serie 74. Includes an allowance for write down amounting to Ps. 10,536.
(2) Organized with a common stock amounting to Ps. 26. It includes irrevocable capital contributions of Ps. 6,657 against future shares issuance.
(3) Disclosed in "Other Liabilities".

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

d) Current investments

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	2003	2002
CURRENT INVESTMENTS		
Government bonds in local currency	96	95
Government bonds in foreign currency (1)	3,519	4,425
Mutual funds in local currency	46,765	-
Bank account paid in foreign currency	6,566	6,588
Mutual funds in foreign currency	607,203	191,586
Total current investments	664,149	202,694

(1) Corresponds to Argentine Government Foreign Notes - Survey Rate Series 74 for US$ 4 and US$ 6 million plus accrued interests, net of valuation allowance amounting to 8,294 and 16,483, as of December 31, 2003 and 2002.

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

e) Allowances and provisions

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

Main account		Beginning of the year	Effect of inflation adjustment on initial balances	Additions	Decreases	End of the year
Deducted from assets						
Allowance for write-down of government bonds	2003	27,019	(198)	-	(18,527)	8,294
	2002	-	-	27.019	-	27.019
	2001	-	-	-	-	-
Allowance for doubtful account	2003	5,477	(40)	1,081	(4,976)	1,542
	2002	3,159	(1,731)	4,049	-	5,477
	2001	703	-	2,810	(354)	3,159
Allowance for deferred tax assets	2003	545,662	(4,008)	-	(207,329)	334,325
	2002	-	-	545,662	-	545,662
	2001	-	-	-	-	-
Included in liabilities						
Provision for contingencies (1)	2003	10,074	(74)	-	(1,489)	8,511
	2002	745	(408)	9,772	(35)	10,074
	2001	-	-	770	(25)	745

(1) Such allowance is included under "Other liabilities".

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

f) Costs of sales

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

	2003	2002	2001
Inventories at the beginning of the year	6,771	6,366	2,477
Inflation adjustment	(50)	(3,448)	-
Natural gas purchases (1)	117,460	94,376	81,428
Operating costs (Note 12.h.)	308,524	345,199	349,308
Inventories at the end of the year (1)	(5,454)	(6,771)	(6,366)
Cost of sales	427,251	435,722	426,847

(1) Includes natural gas used in the NGL production.

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

g) Foreing currency assets and liabilities

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	2003			2002	
	Foreign currency and amount (in thousands)	Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)	Amount in local currency
CURRENT ASSETS					
Cash and deposits in banks	US$ 325	2.88 (1)	936	US$ 180	593
Investments, net	US$ 214,336	2.88 (1)	617,288	US$ 61,502	202,599
Trade receivables, net	US$ 12,855	2.88 (1)	37,022	US$ 11,802	38,879
Other receivables	US$ 7,376	2.88 (1)	21,243	US$ 67	221
	XEU 8	3.6204 (1)	29	- -	-
			676,518		242,292
NON CURRENT ASSETS					
Trade receivables	US$ 9,565	2.88 (1)	27,547	US$ 13,301	43,817
Other receivables	US$ 64	2.88 (1)	184	- -	-
Investments, net	- -	-	-	US$ 801	2,640
Property, Plant and Equipment, net Advance to suppliers	US$ 947	2.88 (1)	2,727	- -	-
			30,458		46,457
			706,976		288,749
CURRENT LIABILITIES					
Accounts payable	US$ 4,540	2.93 (2)	13,302	US$ 6,253	21,229
	XEU 18	3.6836 (2)	66	XEU 1	4
Loans	US$ 1,096,749	2.93 (2)	3,213,475	US$ 1,033,153	3,507,491
Other liabilities	US$ 238	2.93 (2)	697	US$ 225	764
			3,227,540		3,529,488
NON CURRENT LIABILITIES					
Accounts payable	US$ 1,200	2.93 (2)	3,516	US$ 2,107	7,155
Loans	US$ 2,490	2.93 (2)	7,296	- -	-
			10,812		7,155
			3,238,352		3,536,643

(1) Buying exchange rate as of December 31, 2003.
(2) Selling exchange rate as of December 31, 2003.

US$: United States of America dollars
XEU: Euros

TRANSPORTADORA DE GAS DEL SUR S.A
AND ITS SUBSIDIARY

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

h) Expenses incurred

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

| Accounts | 2003 | | | | | 2002 | 2001 |
	Total	Operating costs	Administrative expenses	Selling expenses	Financial expenses	Total	Total
Salaries, wages and other contributions	39,495	27,483	9,238	2,774	-	41,015	70,507
Social security taxes	7,453	4,996	1,969	488	-	7,693	10,466
Compensation to Directors and Statutory Audit Committee	190	-	190	-	-	244	396
Professional services fees	4,104	349	3,358	397	-	4,595	13,952
Technical operator assistance fees	29,043	29,043	-	-	-	31,274	42,475
Materials	4,004	4,004	-	-	-	7,263	3,825
Third parties services	2,890	2,291	599	-	-	3,053	5,667
Telecommunications and post expenses	1,510	476	971	63	-	2,012	3,355
Rents	528	385	139	4	-	922	1,407
Transports and Freight	1,474	1,371	100	3	-	1,183	2,111
Easements	6,598	6,598	-	-	-	4,787	25,280
Offices supplies	435	117	281	37	-	534	1,082
Travels	844	452	196	196	-	738	1,404
Insurance	11,753	10,287	1,464	2	-	10,724	4,670
Property, plant and equipment maintenance	23,258	22,904	289	65	-	19,097	26,494
Depreciation of property, plant and equipment	180,559	174,672	5,887	-	-	201,411	167,863
Amortization of intangible assets	19,895	10,285	-	-	9,610	27,743	25,478
Taxes and contributions	31,143	3,846	54	27,243	-	31,379	40,135
Advertising	87	-	-	87	-	93	233
Allowance for doubtful account	1,081	-	-	1,081	-	4,013	2,810
Banks expenses	208	-	185	23	-	185	307
Interests expense	235,371	-	-	-	235,371	298,471	184,963
Foreign exchange loss, net of inflation	(63,588)	-	-	-	(63,588)	695,014	4,820
Other financial expenses	20,085	-	-	-	20,085	14,612	5,667
Gain on exposure to inflation	(1,483)	-	-	-	(1,483)	(114,036)	-
Other expenses	10,229	8,965	1,032	232	-	29,823	8,315
Total 2003	567,166	308,524	25,952	32,695	199,995		
Total 2002		345,199	33,633	34,244	910,766	1,323,842	
Total 2001		349,308	54,362	40,123	209,889		653,682

F-51

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

i) Detail of maturities of investments, receivables and liabilities.

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	152,966	-	38,052
With specified maturity				
* Past due:				
Until 12-31-02	-	1,461	-	-
From 01-1-03 to 03-31-03	-	6	-	-
From 04-1-03 to 06-30-03	-	17	3,242,424	-
From 07-1-03 to 09-30-03	-	-	-	-
From 10-1-03 to 12-31-03	-	6,954	-	-
Total past due	-	8,438	3,242,424	-
* Non-due:				
From 01-1-04 to 03-31-04	666,683	113,083	563	90,696
From 04-1-04 to 06-30-04	5,760	4,614	777	992
From 07-1-04 to 09-30-04	-	1,072	763	-
From 10-1-04 to 12-31-04	-	3,515	715	-
During 2005	-	8,930	2,657	270
During 2006	-	6,690	2,292	302
During 2007	-	2,245	2,098	339
During 2008	-	2,016	501	379
From 2009 onwards	-	7,931	-	2,226
Total non-due	672,443	150,096	10,366	95,204
Total with specific maturity	672,443	158,534	3,252,790	95,204
Total	672,443	311,500	3,252,790	133,256

(1) Includes mutual funds, government bonds and bank accounts, without the allowance for write down of government bonds. Such investments bear floating interest rates.

(2) Includes trade receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 21,143 which bear interests at 5.52% semi annually rate. From the total credits without specific maturity, Ps. 54 correspond to current assets and Ps. 152,912 to non current assets.

(3) Corresponds to financial loans subject to the global restructuring process. The resulting interest rates will be defined from that process. Non-due loans bear annual interests between 7.65% and 9.00%.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. Other liabilities without specified maturity correspod to current liabilities.